08058025

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

PROCESSED
SEP 1 2 2008
THOMSON REUTERS

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2008

Commission File Number 1-15028

SEC
Mail Processing
Section
SEP 0 3 2008
Washington, DC
105

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): __.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): _X_.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number

1	Interim Report for the six months ended June 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: September 1, 2008

By: ____________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

China unicom 中国联通

CHINA UNICOM LIMITED

Incorporated in Hong Kong with limited liability under the Companies Ordinance

Stock Code: 0762



GSM · GSM · GSM · GSM · GSM
CDMA · CDMA · CDMA · CDMA

Interim Report 08



www.chinaunicom.com.hk

China Unicom Limited
75th Floor, The Center, 99 Queen's Road Central
Tel: (852) 2126 2018 Fax: (852) 2126 2016

CONTENTS



Chang Xiaobing

Chairman and CEO

In the first half of this year, the Company proactively addressed various challenges including market competition and adjustments to domestic roaming tariffs. While maintaining effective business developments, the Company continued to explore new markets. The Company entered into two major transactions (the proposed disposal of its CDMA business and a proposed merger with China Netcom) as it moved towards implementing a strategic restructuring of its business. The Company has also been proactively involved in the support of the recent natural disasters in China, in order to fulfill its corporate social responsibilities. The work mentioned above have all been progressing well, and its business has been developing steadily.

Highlights of the first half year results

Continuing operations:

During the first half of this year, the Company recorded revenues of RMB35.14 billion, representing an increase of 4.0% over the same period of last year. Service revenues amounted to RMB35.12 billion, including RMB32.50 billion from the GSM business and RMB2.62 billion from the long distance, data and internet business.

Profit before tax and profit for the period amounted to RMB5.13 billion and RMB3.77 billion respectively, representing an increase of 49.5% and 107.1% respectively over the same period of last year, and an increase of 1.2% and 8.9%, respectively, if eliminating the effect of the unrealized loss on changes in fair value of the derivative component of convertible bonds in the same period of last year. EBITDA amounted to RMB15.88 billion. Free cash flow was RMB6.92 billion.

Discontinued operations:

As a result of the proposed disposal of the CDMA business, the Company has classified this business as discontinued operations. Profit for the discontinued operations for the period was RMB0.65 billion.

Profit for the period:

The Company recorded a total profit of RMB4.42 billion (including profit from continuing operations of RMB3.77 billion and profit from discontinued operations of RMB0.65 billion). Basic earnings per share was RMB0.324, of which basic earnings per share from continuing operations was RMB0.276.

Steady development of operations

In the first half of this year, the Company's mobile business developed steadily. The Company persisted in brand marketing for its GSM business, enhanced its sales and marketing system, and executed target marketing activities, all of which helped to achieve steady growth in users, revenue and profits. The Company maintained its marketing strategies for the CDMA business, and endeavored to minimize the impact brought by the proposed disposal of such operations, to ensure the steady operation of its overall business. As at 30 June 2008, the Company had 127.60 million GSM subscribers and 43.17 million CDMA subscribers.

The Company's mobile value-added business grew rapidly during the period. While the Company continued to increase the penetration rate and diversity of revenue from its mature businesses such as SMS and "Cool Ringtone" service, it also focused on the promotion of its GPRS business, achieving a penetration rate of 17.3%. In the first half of this year, revenue derived from GSM mobile value-added service increased by 21.6% over the same period of last year, and represented 24.1% of service revenue from GSM mobile business.

The Company adjusted its business model for the long distance, data and internet businesses, and focused on the promotion of its multimedia video, internet and corporate information businesses, all of which realized steady growth in profits.

Enhancement of service and management quality

The Company adopted 2008 the "Olympic Year of Unicom's Services" as its theme, and launched a series of new measures to ensure its provision of its services during the Olympic and to strengthen its control over the service quality. These measures enabled the Company to further enhance the quality and standard of its services.

The Company further strengthened its infrastructure management, IT control, and information system support capabilities. Smooth network operations were ensured through the enhancement of operational maintenance and network safety management, and the strengthening of various basic works, such as budget control, performance appraisals, separation of management of inflow and outflow fund, and internal control appraisals.

Strategic restructuring progressing well

On 2 June 2008, the Company entered into a framework agreement with China Telecom in respect of the disposal of its CDMA business and related assets. The consideration for the transaction is RMB43.8 billion, to be paid in cash. On the same day, it announced its intention to merge with China Netcom by way of a scheme arrangement of China Netcom, whereby the Company would offer 1.508 China Unicom shares for every China Netcom share, and 3.016 China Unicom ADSs for every China Netcom ADS.

On 28 July 2008, the Company announced that it had entered into a detailed agreement with China Telecom in respect of the disposal of its CDMA business and related assets, and a circular was sent to shareholders on 1 August 2008 in relation to that transaction. The Company believes that disposal of the CDMA business will be beneficial to the Company as it focuses its financial and operational resources on the development of its GSM business and the future development of 3G services, which are expected to enhance investment returns.

On 15 August 2008, the Company issued a circular to shareholders in respect of the proposed merger with China Netcom. The Company believes that the proposed merger is in line with the overall development and trend of global integration of fixed-line and mobile businesses, and is beneficial to the enhancement of its overall competitiveness.

Actively fighting against disasters to protect communications

During the snowstorms in southern China early this year and the Wenchuan earthquake in May, the communication networks in the stricken areas were severely damaged. The Company immediately launched a series of emergency measures and dispatched employees to repair networks and timely re-established the connection between the severely affected areas with the outside world, thus safeguarding the communication channels for the rescue works and ensuring the communication of messages of care to the stricken areas, and actively performed its corporate social responsibilities.

Outlook

The telecommunication industry in China still has tremendous potential, and the industry restructuring may bring new changes and opportunities to the Company. In the second half of this year, the Company will increase investments in its GSM network and enhance its overall network coverage and communication quality. The Company will focus on further developing its mobile business, in particular the GPRS value-added services, to boost overall revenue. The Company will continue to execute its strategic restructuring, and ensure a smooth transition and transfer of its CDMA business. The Company also plans to complete the proposed merger with China Netcom smoothly and proactively integrate its existing resources, enhance operational efficiency and service capabilities, in order to achieve synergies.

The Company will convene Extraordinary General Meetings on 16 September 2008 at which the proposal in respect of the disposal of its CDMA business and the merger with China Netcom will be presented to our shareholders for approval.

Following the completion of the merger, the Company will change its name to "China Unicom (Hong Kong) Limited (or "China Unicom" as its short name). The new company will focus on establishing a market leading position in the domestic 3G market, integrating its mobile and fixed-line businesses, launching innovative products and developing new markets with the aim of becoming a world-class broadband communications and information services provider.

We believe that the new company will have stronger integrated capabilities, clearer business strategies and broader scope for business development.

Finally, I would take this opportunity to express on behalf of the Board our heartfelt thanks to Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Li Zhengmao and Mr. Miao Jianhua for their contributions to the Company during their terms of office as Directors. I would also like to express my gratitude to our shareholders and the communities for their support to the Company, and also thanks to the management and all the staff for their efforts in facing the challenges of the first half of this year.



The Chairman and Chief Executive Officer
Chang Xiaobing

25 August 2008

I. Financial Overview

For the first half of 2008, the Company continued to follow its existing business objectives and being committed to the market-oriented business strategies, enhanced the quality of business development and achieved steady and sustainable growth in all businesses.

Continuing Operations (Note 1)

1. *Revenue*

   For the first half of 2008, our revenue from continuing operations continued to grow steadily and reached RMB35.14 billion, up by 4.0% from the same period of last year (Note 2). Of the total revenue, service revenue was RMB35.12 billion, up by 4.0% from the same period of last year. Among the service revenue, service revenue from our GSM cellular business reached RMB32.50 billion while service revenue from our long distance, data and internet business reached RMB2.62 billion.

2. *Costs and Expenses*

   For the first half of 2008, total costs and expenses from continuing operations, including financial gains, interest income and other gains, were RMB30.00 billion, down by 1.1% from the same period of last year. Excluding the effect of the unrealised loss on changes in fair value of derivative component of convertible bonds (Note 3) for the same period of last year, total costs and expenses would be up by 4.5% from the same period of last year. Selling and marketing expenses were RMB5.36 billion, up by 3.4% from the same period of last year and depreciation and amortisation expenses were RMB10.97 billion, down by 0.6% from the same period of last year.

3. *Earnings*

   For the first half of 2008, our profit before income tax from continuing operations was RMB5.13 billion, up by 49.5% from the same period of last year. Profit before income tax for the GSM cellular business was RMB5.16 billion while profit before income tax for long distance, data and internet business was RMB0.35 billion.

   For the first half of 2008, profit before income tax was up by 49.5% from the same period of last year. Excluding the effect of the unrealised loss on changes in fair value of derivative component of convertible bonds for the same period of last year, profit before income tax for the first half of 2008 would be up by 1.2% compared to the same period of last year.

   EBITDA (Note 4) from continuing operations was RMB15.88 billion and EBITDA margin (representing EBITDA as a percentage of the total revenue) was 45.2%. EBITDA margin for the GSM cellular business was 43.6%.

Discontinued Operations (Note 1)

For the first half of 2008, profit for the period from discontinued operations, i.e. CDMA cellular business which is also classified as held for sale, was RMB0.65 billion.

Consolidated Earnings

For the first half of 2008, profit for the period (Note 5) was RMB4.42 billion (including profit from continuing operations of RMB3.77 billion and profit from discontinued operations of RMB0.65 billion). Basic earnings per share was RMB0.324 and basic earnings per share for continuing operations was RMB0.276.

Capital Expenditures on and Free Cash Flow from Continuing Operations

For the first half of 2008, our capital expenditures on continuing operations totaled RMB7.31 billion. Free cash flow from continuing operations (representing net cash generated from operating activities minus capital expenditures) was RMB6.92 billion.

Balance Sheet

As at 30 June 2008, our capital structure was further improved. The liabilities-to-assets ratio (Note 6) decreased from 34.9% as at 31 December 2007 to 32.3% as at 30 June 2008. The debt-to-capitalisation ratio (Note 7) decreased from 3.8% as at 31 December 2007 to 3.5% as at 30 June 2008.

II. Business Overview

In the first half of 2008, the Company continued to enhance its branding, strengthen its product and business management, improve service support and steadily develop its business, despite the impact from adjustments to mobile roaming tariffs and the major restructuring in the China telecom sector.

1. Mobile Business

The GSM business continued to focus on brand marketing, enhancing its sales and marketing and improving its value proposition in different customer segments. As a result, it achieved steady growth by improving perceptions and countering the impact of "calling-party-pay" policies and domestic roaming tariff adjustments. As of 30 June 2008, total number of GSM subscribers reached 127.599 million, a net addition of 7.035 million in the first half of 2008. The average minutes of usage (MOU) per subscriber per month for GSM reached 249.6 minutes, slightly ahead of 248.4 minutes in the first half of last year. Average revenue per user (ARPU) was RMB43.6, representing a decline of RMB3.7 from RMB47.3 in the first half of last year. The GSM monthly average churn rate was 2.80% in the first half of this year.

Despite the roaming tariff adjustment and the telecom restructuring, the Company's CDMA business maintained stable revenues by actively promoting various theme-based marketing programs and offering differentiated and customized mobile terminals. As of 30 June 2008, the total number of CDMA subscribers reached 43.169 million, a net addition of 1.242 million in the first half of 2008. The average MOU per subscriber per month for CDMA was 243.0 minutes, representing a decrease of 23.4 minutes from 266.4 minutes in the first half of last year. The APRU was RMB51.1, representing a decline of RMB6.0 from RMB57.1 in the first half of last year. The CDMA monthly average churn rate was 2.75% in the first half of this year.

2. Mobile Value-added Business

In the first half of 2008, while continuing to increase the penetration of SMS and "Cool Ringtone" services, the Company targeted GPRS services as a new growth area. By increasing GPRS service coverage and launching new wireless applications such as "Stock in Palm", wireless data revenues continued to grow.

SMS services continued to grow strongly. In the first half of 2008, GSM SMS volume reached 38.06 billion, representing an increase of 6.9% over the same period of last year, and CDMA SMS volume reached 9.95 billion messages, representing an increase of 7.2% over the same period of last year.

The penetration of "Cool Ringtone" service further increased. As of 30 June 2008, GSM "Cool Ringtone" subscribers reached 42.285 million with a net addition of 4.334 million, and a penetration rate of 33.1%. CDMA "Cool Ringtone" subscribers reached 12.222 million with a net addition of 39,000, and a penetration rate of 28.3%.

The GPRS business grew rapidly. As of 30 June 2008, the GPRS network had achieved nationwide coverage in all 31 provinces, established roaming partnership with 20 GPRS operators in 12 overseas countries. For the first half of 2008, total GPRS subscribers reached 22.046 million, with a net addition of 13.153 million and penetration rate of 17.3%. GPRS revenues reached RMB 0.45 billion.

For CDMA 1X wireless data services, the number of "U-Net" subscribers continued to grow. As of 30 June 2008, "U-Net" subscribers totaled 2.338 million, "U-Net" revenues increased 29.3% compared with the same period of last year, and CDMA 1X wireless data revenues, as percentage of CDMA service revenue, reached 12.3%, significantly higher than that of the first half of last year.

3. Long Distance, Data and Internet Businesses

In the first half of 2008, the long distance, data and internet businesses underwent business transformations, focusing on improving profitability and they achieved steady growth by further developing data business, internet applications and enterprise information services.

Traditional data and domestic long distance voice business declined. In the first half of 2008, outgoing domestic and international long distance calls totaled 9.39 billion minutes, representing a decrease of 20.5% compared with the same period of last year. Incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 2.24 billion minutes, representing an increase of 20.1% compared with the same period of last year.

The Company's long distance data leased-line business grew steadily. As of 30 June 2008, the total circuit leased line bandwidth was 64,000 x 2Mbps, and the total leased bandwidth based on Asynchronous Transfer Mode (ATM) and Frame Relay (FR) services was 8,635 x 2Mbps. The total subscribers of "Uni-Video" broadband video telephony service reached 441,000.

New internet applications and enterprise information services continued to be rolled out during the first half of 2008. As of 30 June 2008, the number of internet broadband subscribers reached 813,000. The number of internet "Ruyi" Mailbox subscribers totaled 12.917 million. The number of "Ruyi" virus-killing subscribers reached 520,000.

4. Distribution Channel and Customer Services

In the first half of 2008, the Company has improved its distribution channel infrastructure on many levels, aiming to improve channel capabilities. The Company's brand image and customer perceptions have been improved by placing product promotional self-service systems in the sales outlets. Channel capability for marketing products and services to end users has also been strengthened. The Company has fully expanded its electronic online sales channels, and has opened industry-leading unified online sales outlets. The online outlet provides inquiry services to customers electronically, and will roll out transactional services such as online payment, charging, and card purchase.

The Company has followed a business philosophy of "Customer Focus, Service-driven Development". By initiating the "Olympic Year of Unicom's Services" marketing program, the Company strived to fulfill its service commitment, and achieve continued service innovation. By deploying large scale bonus-point redemption program and providing customized membership services, the Company has improved customer loyalty and customer retention. The Company has also initiated a remote recharge service based on "recharge nationwide no matter where you buy the card" capability by providing secure and convenient top-up payment services for prepaid customers. As a result, customer satisfaction has been further improved.

Note 1: On 2 June 2008, the Company, the Company's wholly-owned subsidiary, China Unicom Corporation Limited ("CUCL") and China Telecom Corporation Limited ("China Telecom") entered into the CDMA business framework agreement whereby CUCL will sell, and China Telecom will purchase, the CDMA Business. (Please refer to the Announcement on (1) Proposed Disposal of the CDMA Business by Unicom to Telecom (2) Proposed Major Transaction (3) Possible Connected Transaction and (4) Resumption of Trading issued on 2 June 2008). According to the above framework agreement and the progress of negotiations made between China Telecom and the Company, in accordance with the Hong Kong Financial Reporting Standards ("HKFRS") 5, "Non-Current Assets Held for Sale and Discontinued Operations" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), the management of the Company presented the proposed disposal of assets and liabilities on the unaudited condensed consolidated interim balance sheet as at 30 June 2008 as assets and liabilities classified as held for sale. In addition, the management of the Company recognised the CDMA business segment as discontinued operations, accordingly, profit from discontinued operations are presented separately in the unaudited condensed consolidated interim income statement for the six months ended 30 June 2008. The 2007 comparative figures of the unaudited condensed consolidated interim income statement and cash flow statement were also restated accordingly. For details, please refer to Note 20 to unaudited condensed consolidated interim financial information for the six months ended 30 June 2008.

Note 2: Upon the adoption of HKFRS in 2005, merger accounting is used by the Group to account for the combination of entities and businesses under common control in accordance with HKFRS 3 "Business Combinations" and Accounting Guideline 5 "Merger accounting for common control combinations" issued by the HKICPA. Accordingly, the results of operations and financial position of Guizhou Business are included in the consolidated financial statements of the Group as if they were always part of the Group from the beginning of the earliest period presented. As a result, comparative figures have been restated. For details, please refer to Note 2 to unaudited condensed consolidated interim financial information for the six months ended 30 June 2008.

Note 3: The unrealised loss on changes in fair value of derivative component of convertible bonds of the same period last year was approximately RMB1.64 billion. Since SK Telecom Co. Ltd. had fully converted the convertible bonds into the Company's shares in August 2007, as a result, the Company no longer needs to recognise the changes in fair value of derivative component of convertible bonds from that date onwards.

Note 4: EBITDA represents profit for the period before interest income, financial gain/costs, other gains-net, income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gain/costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Company.

Although EBITDA has been widely applied in the global telecommunications industry as indicator to reflect the operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP") as it does not have any standardised meaning under GAAP and is not regarded as measures of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

Note 5: The new enterprise income tax law is effective from 1 January 2008 and the enterprise income tax rate is changed from 33% to 25%. The effective tax rate of continuing operations for the first half of 2008 was 26.6% while the effective tax rate for the same period of last year was 47.0%.

Note 6: Liabilities-to-assets ratio represents total liabilities over total assets.

Note 7: Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2008
(All amounts in Renminbi ("RMB") thousands)

	Note	Unaudited 30 June 2008	Audited 31 December 2007
ASSETS			
Non-current assets			
Property, plant and equipment	5	**109,737,056**	116,162,165
Goodwill		**2,770,983**	3,143,983
Other assets	6	**9,970,088**	12,855,199
Deferred income tax assets	7	**410,696**	426,902
		122,888,823	132,588,249
Current assets			
Inventories	8	**813,438**	2,528,364
Accounts receivable, net	9	**2,307,728**	3,211,154
Prepayments and other current assets	10	**1,842,109**	3,516,279
Amounts due from related parties	21.1	**87,234**	109,096
Amounts due from Domestic Carriers	21.2	**172,937**	149,736
Short-term bank deposits		**140,795**	644,016
Cash and cash equivalents		**6,734,234**	6,675,476
		12,098,475	16,834,121
Assets classified as held for sale	20	**11,512,479**	–
Total assets		**146,499,777**	149,422,370
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	11	**1,439,451**	1,436,908
Share premium	11	**64,553,493**	64,320,066
Reserves		**3,965,458**	3,968,515
Retained profits			
– Proposed 2007 final dividend	19	**–**	2,726,858
– Others		**29,175,469**	24,760,833
		99,133,871	97,213,180
Minority interest in equity		**4,824**	3,914
Total equity		**99,138,695**	97,217,094

(All amounts in RMB thousands)

	Note	**Unaudited 30 June 2008**	Audited 31 December 2007
LIABILITIES			
Non-current liabilities			
Long-term bank loans	12	**1,571,816**	1,660,921
Obligations under finance leases		**2,618**	3,882
Deferred income tax liabilities	7	**5,317**	5,864
Deferred revenue		**619,170**	1,303,015
		2,198,921	2,973,682
Current liabilities			
Payables and accrued liabilities	13	**26,476,256**	32,031,307
Taxes payable		**1,090,805**	1,239,512
Amounts due to Unicom Group	21.1	**18,996**	820,699
Amounts due to related parties	21.1	**816,079**	769,558
Amounts due to Domestic Carriers	21.2	**669,394**	600,283
Current portion of long-term bank loans	12	**2,057,724**	2,191,382
Current portion of obligations under finance leases		**266**	1,448
Advances from customers		**6,538,550**	11,577,405
Dividends payable	19	**149,000**	–
		37,817,070	49,231,594
Liabilities classified as held for sale	20	**7,345,091**	–
Total liabilities		**47,361,082**	52,205,276
Total equity and liabilities		**146,499,777**	149,422,370
Net current liabilities		**(21,551,207)**	(32,397,473)
Total assets less current liabilities		**101,337,616**	100,190,776

The notes on pages 16 to 57 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Income Statement

For the six months ended 30 June 2008
(All amounts in RMB thousands, except per share data)

		Unaudited	
		Six months ended 30 June	
	Note	**2008**	2007 (As restated) (Note 2)
Continuing operations			
Revenue (Turnover)			
GSM business	4, 14, 21	**32,499,400**	31,289,317
Data and internet business	4, 14, 21	**1,592,356**	1,550,334
Long Distance business	4, 14, 21	**1,028,070**	930,012
Total service revenue		**35,119,826**	33,769,663
Sales of telecommunications products	4, 14	**15,396**	4,136
Total revenue	4, 14	**35,135,222**	33,773,799
Leased lines and network capacities	15, 21	**(356,923)**	(310,429)
Interconnection charges	21	**(4,494,345)**	(4,092,501)
Depreciation and amortisation	15	**(10,972,659)**	(11,043,693)
Employee benefit expenses	16	**(2,792,343)**	(2,600,405)
Selling and marketing	15, 21	**(5,356,823)**	(5,179,412)
General, administrative and other expenses	15, 21	**(5,949,614)**	(5,512,887)
Cost of telecommunications products sold		**(304,387)**	(109,186)
Financial gain	15	**109,183**	29,804
Interest income		**71,309**	98,441
Unrealised loss on changes in fair value of derivative component of convertible bonds		**–**	(1,638,735)
Other gains – net		**42,498**	16,639
Profit before income tax		**5,131,118**	3,431,435
Income tax expenses	7	**(1,365,657)**	(1,613,056)
Profit from continuing operations		**3,765,461**	1,818,379
Discontinued operations			
Profit from discontinued operations	4, 20	**654,767**	359,600
Profit for the period		**4,420,228**	2,177,979
Attributable to:			
Equity holders of the Company		**4,419,318**	2,177,291
Minority interest		**910**	688
		4,420,228	2,177,979
Earnings per share for profit attributable to the equity holders of the Company			
– basic (RMB)	18	**0.324**	0.172
– diluted (RMB)	18	**0.321**	0.170
Earnings per share for profit from continuing operations attributable to the equity holders of the Company			
– basic (RMB)	18	**0.276**	0.143
– diluted (RMB)	18	**0.273**	0.142
Earnings per share for profit from discontinued operations attributable to the equity holders of the Company			
– basic (RMB)	18	**0.048**	0.029
– diluted (RMB)	18	**0.048**	0.028

The notes on pages 16 to 57 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended 30 June 2008
(All amounts in RMB thousands)

	Unaudited									
	Attributable to equity holders of the Company									
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserves	Other reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2007	1,344,440	53,222,976	264,173	272,054	3,018,703	452,507	21,286,471	79,861,324	2,841	79,864,165
Profit for the period	–	–	–	–	–	–	2,177,291	2,177,291	688	2,177,979
Net income and expense recognised directly in equity	–	–	–	26,844	–	–	–	26,844	–	26,844
Total recognised income and expense for the period	–	–	–	26,844	–	–	2,177,291	2,204,135	688	2,204,823
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	–	–	–	–	–	47,023	(47,023)	–	–	–
Employee share option scheme:										
– Value of employee services	–	–	71,193	–	–	–	–	71,193	–	71,193
– Recognition of share issued on exercise of options (Note 11)	2,632	166,920	(27,295)	–	–	–	–	142,257	–	142,257
Dividends relating to 2006 (Note 19)	–	–	–	–	–	–	(2,284,942)	(2,284,942)	–	(2,284,942)
Balance at 30 June 2007 (As restated)	1,347,072	53,389,896	308,071	298,898	3,018,703	499,530	21,131,797	79,993,967	3,529	79,997,496
Balance at 1 January 2008	**1,436,908**	**64,320,066**	**363,167**	**301,536**	**3,737,048**	**(433,236)**	**27,487,691**	**97,213,180**	**3,914**	**97,217,094**
Profit for the period	–	–	–	–	–	–	**4,419,318**	**4,419,318**	**910**	**4,420,228**
Net income and expense recognised directly in equity	–	–	–	–	–	–	–	–	–	–
Total recognised income and expense for the period	–	–	–	–	–	–	**4,419,318**	**4,419,318**	**910**	**4,420,228**
Employee share option scheme:										
– Value of employee services	–	–	**34,318**	–	–	–	–	**34,318**	–	**34,318**
– Recognition of share issued on exercise of options (Note 11)	**2,543**	**233,427**	**(37,375)**	–	–	–	–	**198,595**	–	**198,595**
Dividends relating to 2007 (Note 19)	–	–	–	–	–	–	**(2,731,540)**	**(2,731,540)**	–	**(2,731,540)**
Balance at 30 June 2008	**1,439,451**	**64,553,493**	**360,110**	**301,536**	**3,737,048**	**(433,236)**	**29,175,469**	**99,133,871**	**4,824**	**99,138,695**

The notes on pages 16 to 57 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Cash Flow Statement

For the six months ended 30 June 2008
(All amounts in RMB thousands)

	Note	2008	2007 (As restated) (Note 2)
		Unaudited	
		Six months ended 30 June	
Continuing operations			
Net cash inflow from operating activities		**14,222,761**	16,621,448
Net cash outflow from investing activities		**(10,338,534)**	(10,535,669)
Net cash outflow from financing activities		**(2,383,945)**	(10,247,316)
Net cash inflow/(outflow) from continuing operations		**1,500,282**	(4,161,537)
Net cash inflow from discontinued operations	20	**1,125,964**	980,461
Increase/(decrease) in cash and cash equivalents		**2,626,246**	(3,181,076)
Cash and cash equivalents at beginning of period		**6,675,476**	12,243,191
Less: Cash and cash equivalents included in the disposal group	20	**(2,567,488)**	–
Cash and cash equivalents at end of period		**6,734,234**	9,062,115
Analysis of the balances of cash and cash equivalents:			
Cash balances		**2,936**	3,229
Bank balances		**6,731,298**	9,058,886
		6,734,234	9,062,115

The notes on pages 16 to 57 are an integral part of this unaudited condensed consolidated interim financial information.

(All amounts in RMB thousands unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding and the Company's subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the "Cellular Business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of its registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares ("ADS") of the Company were listed on the New York Stock Exchange on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited ("Unicom BVI"). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interests in A Share Company is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). The directors of the Company consider Unicom Group to be the ultimate holding company.

Purchase of assets and business of Guizhou branch of Unicom Group (hereinafter referred to as "Business Combination")

Pursuant to an asset transfer agreement entered between China Unicom Corporation Limited ("CUCL", a subsidiary of the Company) and Unicom Group on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group ("Guizhou Business") at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to the effective date of the Business Combination was transferred to Unicom Group.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, cities and autonomous regions in the PRC. The Company has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Group. Please refer to Note 2 for details.

(All amounts in RMB thousands unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (continued)

Proposed disposal of the Group's CDMA business to China Telecom Corporation Limited ("China Telecom")

On 2 June 2008, the Company, CUCL and China Telecom entered into the CDMA business framework agreement (the "Framework Agreement"), which sets out the terms and conditions on which the Company, CUCL and China Telecom will proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom will purchase, the CDMA business operated by the Group. The CDMA business was defined in the Framework Agreement to include the CDMA mobile telecommunication operations, and its related assets (including certain jointly used CDMA base stations to be agreed between CUCL and China Telecom) and liabilities owned and operated by CUCL. Pursuant to the Framework Agreement, the consideration for the proposed CDMA business disposal is RMB43.8 billion and will be payable by China Telecom to the Group in cash in three installments and the consideration is subject to a price adjustment mechanism, which is based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008. Based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, and as agreed by the Company and China Telecom, there will be no adjustment to the consideration as a result of the price adjustment mechanism. The completion of the proposed CDMA business disposal is subject to various conditions as set forth in the Framework Agreement.

In addition, the Group has been notified by Unicom Group that, on 2 June 2008, Unicom Group, Unicom New Horizon and China Telecommunications Corporation ("China Telecom Group") entered into a framework agreement which sets out the key terms and conditions on which Unicom Group and Unicom New Horizon will sell their CDMA cellular telecommunications network to China Telecom Group for a consideration of RMB66.2 billion. It is expected that this proposed CDMA network disposal will be completed concurrent with the proposed CDMA business disposal.

On 27 July 2008, the Company, CUCL and China Telecom entered into the CDMA business disposal agreement ("the Disposal Agreement"). Pursuant to the Disposal Agreement, the Company and CUCL have agreed to sell and China Telecom agreed to purchase: (i) the entire CDMA operations, which is owned and operated by CUCL, together with the assets of CUCL which are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers, immediately prior to the completion date; (ii) the entire equity interest in China Unicom (Macau) Company Limited ("Unicom Macau", a subsidiary of the Company); and (iii) 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Company Limited ("Unicom Huasheng", a subsidiary of CUCL) representing the entire equity interest in Unicom Huasheng held by CUCL (collectively referred to as the "CDMA Business"). The scope of the CDMA Business is set out in the Disposal Agreement and the detailed items will be confirmed by the Company, CUCL and China Telecom in a final list of the detailed items of the CDMA Business which will be agreed and finalised on or before the delivery date of the CDMA Business.

In addition, the Group has been notified by Unicom Group that on 27 July 2008, Unicom Group, Unicom New Horizon and China Telecom Group entered into the CDMA network disposal agreement, which sets out the terms and conditions on which Unicom Group and Unicom New Horizon will sell, and China Telecom Group will purchase, the CDMA network at a consideration of RMB66.2 billion. Completion of the CDMA network disposal is also expected to occur on the same date as the completion of the CDMA Business disposal.

(All amounts in RMB thousands unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (continued)

Proposed disposal of the Group's CDMA business to China Telecom Corporation Limited ("China Telecom") (continued)

The aforementioned proposed disposal of CDMA Business is subject to various conditions, including, among other things: (i) approval by the shareholders of the A Share Company for the proposed disposal of the CDMA Business, and approval by the non-affiliated shareholders of the A Share Company for the waiver of CDMA network purchase option and the termination of 2006 CDMA Lease Agreement (please refer to Note 4.2(c) of the Company's 2007 Annual Report for details); (ii) approval by the shareholders of the Company for the proposed disposal of the CDMA Business, and approval by the independent shareholders of the Company for the transfer agreement entered between the A Share Company and CUCL pursuant to which A Share Company has agreed to transfer all of its rights and obligations under the waiver of CDMA network purchase option and the termination of 2006 CDMA Lease Agreement to CUCL (the "Transfer Agreement"); (iii) the necessary procedures required by applicable law and/or required by the relevant binding agreements or documents of CUCL having been performed in accordance with the requirements of the completion plan as set out in the CDMA Business Disposal Agreement; (iv) receipt of any other regulatory or corporate approvals that are necessary for the completion of the proposed disposal of the CDMA Business; and (v) the business and assets identification and specific revenue due diligence having been completed and the results of such identification and due diligence having been jointly confirmed. The extraordinary general meeting of the shareholders of the Company for approving the above Disposal Agreement and the Transfer Agreement will be held on 16 September 2008.

Proposed merger between the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement of China Netcom

On 2 June 2008, the Company and China Netcom jointly announced that the Company had formally presented the share proposal, the ADS proposal, and the option proposal to the board of directors of China Netcom, and requested the China Netcom's board of directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Company and China Netcom ("Proposed Merger") by way of a scheme of arrangement of China Netcom (the "Scheme") under Section 166 of the Hong Kong Companies Ordinance.

Pursuant to the aforementioned share proposal and ADS proposal, each holder of China Netcom share and China Netcom ADS will be entitled to receive 1.508 new ordinary shares and 3.016 new ADSs of the Company, respectively, for every China Netcom share and China Netcom ADS. For the option proposal, the Company will establish a new option plan, and each holder of China Netcom option will be entitled to receive new options of the Company to acquire the Company's shares in exchange for their outstanding China Netcom options (whether vested or not). The grant of these options will be based on a formula that values the new options of the Company to be received by a holder of China Netcom options being equivalent to the "see-through" price of that holder's outstanding China Netcom options. The effectiveness of the above proposals and the Scheme is subject to the various conditions, including, among other things: (i) the approval of the Company's shareholders for (a) the proposals, (b) the allotment and issue by the Company's shares pursuant to the share proposal and the ADS proposal and (c) the adoption of a new option scheme for issuance of options under the option proposal; (ii) the approval of the Scheme by the requisite majority of shareholders of China Netcom at a meeting of the shareholders of China Netcom to be convened at the direction of the High Court of Hong Kong for the approval of the Scheme.

On 13 August 2008, the Company made a further announcement, please refer to Note 23.2 for details. The extraordinary general meeting of the shareholders of the Company for the resolutions described in (i) above will be held on 16 September 2008.

(All amounts in RMB thousands unless otherwise stated)

2. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with Hong Kong Accounting Standards ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Public Accountants ("HKICPA"). The unaudited condensed consolidated interim financial information for the six months ended 30 June 2008 and 2007 have not been audited by the auditors, and the financial information for the year ended 31 December 2007 are extracted from the audited financial statements as set out in the Company's 2007 Annual Report. The accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated interim financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2007 except that the Group applied HK(IFRIC)-Int 11 "Group and treasury share transactions" on 1 January 2008 retrospectively, subject to the transitional provisions of Hong Kong Financial Reporting Standard ("HKFRS") 2 "Share-based Payment". The adoption of HK(IFRIC)-Int 11 does not have any impact on the Group's unaudited condensed consolidated interim results. Please refer to Note 3 for details. In addition, the Group changed the accounting estimate on provision for subscriber points expenses for certain provincial branches, where there were stabilised and reliable historical redemption statistics available. Please refer to Note 13 for details.

Business Combination

Since the Group and Guizhou Business were both under the common control of Unicom Group prior to the Business Combination, the purchase of Guizhou Business in 2007 is considered as a business combination of entities and businesses under common control, which has been accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the HKICPA in November 2005. The acquired assets and liabilities of Guizhou Business are stated at historical costs, and are included in the unaudited condensed consolidated interim financial information from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Group. As a result, the 2007 comparative figures in the unaudited condensed consolidated interim financial information have been restated accordingly.

Discontinued Operations

Based on the Framework Agreement dated 2 June 2008, in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" issued by the HKICPA ("HKFRS 5"), the assets and liabilities of the CDMA Business disposal group, which includes the assets and liabilities of CDMA business segment of the Group, as well as certain other telecommunications network assets and other assets in certain regions (including certain jointly used CDMA base stations/auxiliary facilities and sales offices which will also be sold to China Telecom), have been classified as held for sale and are carried at the lower of their carrying amount and fair value less costs to sell since their carrying amount will be recovered principally through a sales transaction rather than through continuing use since 2 June 2008. The scope and net carrying value of such network assets and other assets are estimated based on the initial agreement between the Group and China Telecom, which may be different from the value of the detailed items of the CDMA Business to be delivered to China Telecom and will be agreed and finalised on or before the delivery date in accordance with the completion plan set out in the Disposal Agreement.

In addition, in accordance with HKFRS 5, the results and cash flows of the operations of the CDMA business segment of the Group have been presented as discontinued operations in the unaudited condensed consolidated interim income statement and cash flow statement of the Group for the six months ended 30 June 2008, and the 2007 comparative figures for the unaudited condensed consolidated interim income statement and cash flow statement were also re-presented as discontinued operations accordingly. For details, please refer to Note 20.

(All amounts in RMB thousands unless otherwise stated)

2. BASIS OF PREPARATION (continued)

Discontinued Operations (continued)

The impact of the restatements of 2007 comparative financial information in connection with the Business Combination and the proposed disposal of the CDMA Business are summarised below:

	The Group (as previously reported)	Guizhou Business (Business Combination)	CDMA business (discontinued operations)	Elimination	The Group (continuing operations)
For the six months ended 30 June 2007					
Results of operations:					
Revenue (Turnover)	49,174,762	683,571	(15,893,221)	(191,313)	33,773,799
Profit for the period	2,130,956	47,023	(359,600)	–	1,818,379
Basic earnings per share (RMB)	0.168	–	–	–	0.143

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2007. The Group's policies on financial risk management, including the management of credit risk, liquidity risk, cash flow and fair value interest rate risk and foreign exchange risk, as well as capital risk management, are set out in the Company's 2007 Annual Report.

As at 30 June 2008, the current liabilities of the Group exceeded the current assets by approximately RMB21.6 billion (31 December 2007: RMB32.4 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2008 have been prepared under the going concern basis.

(All amounts in RMB thousands unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies adopted in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2007.

(a) The following new interpretation is mandatory for the financial year ending 31 December 2008 and are applicable to the Group's operations

- HK(IFRIC)-Int 11, "Group and treasury share transactions" (effective for annual periods beginning on or after 1 March 2007 with retrospective application, subject to the transitional provision of HKFRS 2), provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. In previous years, the Company granted certain share options to its subsidiaries' employees and recognised the share-based compensation cost in accordance with the transitional provision of HKFRS 2. Upon the adoption of HK(IFRIC)-Int 11, equity-settled share-based compensation plan in which the Company grants share options to subsidiaries' employees are accounted for as an increase in the value of investments in the subsidiaries in the Company's balance sheet which is eliminated on consolidation. Accordingly, the share-based compensation cost previously recognised by the Company of approximately RMB68 million for the six months ended 30 June 2007 was allocated to the subsidiaries and the related business segments. The segment information for the six months ended 30 June 2007 has been restated to reflect the effect of the adoption of HK(IFRIC)-Int 11.

(b) The following interpretations are mandatory for the financial year ending 31 December 2008 but are not relevant to the Group's operations

- HK(IFRIC)-Int 12, "Service concession arrangements" (effective for annual periods beginning on or after 1 January 2008).
- HK(IFRIC)-Int 14, "The limit on a defined benefit asset, minimum funding requirements and their interaction" (effective for annual periods beginning on or after 1 January 2008).

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) The following new standards, amendments to standards and interpretations have been issued but are not effective for 2008 and have not been early adopted by the Group

- HKFRS 2 (Amendment), "Share-based payment vesting conditions and cancellations" (effective for annual periods beginning on or after 1 January 2009). The amendment clarifies the definition of "vesting conditions" and specifies the accounting treatment of "cancellations" by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All non-vesting conditions and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognised over the remainder of the vesting period is recognised immediately. The Group will apply HKFRS 2 (Amendment) from 1 January 2009, but it is not expected to have significant impact on the Group's consolidated financial statements.

- HKFRS 8, "Operating segments" (effective for annual periods beginning on or after 1 January 2009), replaces HKAS 14 and aligns segment reporting with the requirements of the Statement of Financial Accounting Standards No.131, "Disclosures about segments of an enterprise and related information" issued by the Financial Accounting Standards Board. The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from 1 January 2009. This standard is not expected to have any significant impact on the classification and presentation of the Group's consolidated financial statements.

- (Revised) HKFRS 3 "Business combination" (effective prospectively for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The amendment may bring more transactions into acquisition accounting as combinations by contract alone and combinations of mutual entities are brought into the scope of the standard and the definition of a business has been amended slightly. It now states that the elements of a business are 'capable of being conducted' rather than 'are conducted and managed'. Any non-controlling interest in an acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. Management is currently assessing the impact of the new requirements for acquisition accounting and consolidation on the Group.

- (Revised) HKAS 1, "Presentation of financial statements" (effective for annual periods beginning on or after 1 January 2009). The revised HKAS 1 affects the presentation of owner changes in equity and of comprehensive income. It does not change the recognition, measurement or disclosures of specific transactions and other events required by other HKFRS. Management is currently assessing the impact of (Revised) HKAS 1 on the Group's consolidated financial statements but the probable key impact will be on the manner in which the Group presents its financial statements.

(All amounts in RMB thousands unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) The following new standards, amendments to standards and interpretations have been issued but are not effective for 2008 and have not been early adopted by the Group (continued)

- HKAS 23 (Amendment), "Borrowing costs" (applied to borrowing cost related to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. HKAS 23 (Amendment) is not expected to have a material impact on the Group's consolidated financial statements.

- HK(IFRIC)-Int 13, "Customer loyalty programmes" (effective for annual periods beginning on or after 1 July 2008), clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free services/ products), the arrangement is a multiple-element arrangement and the consideration received or receivable from the customer is allocated between the components of the arrangement using fair values. Management is currently assessing the impact of HK(IFRIC)-Int 13 on the Group's operations and consolidated financial statements.

- (Revised) HKAS 27 "Consolidated and separate financial statements" (effective for annual periods beginning on or after 1 July 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets, liabilities and related equity components of the former subsidiary are derecognised, with any gain or loss recognised in income statement. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply (Revised) HKAS 27 from 1 January 2010.

(d) The following amendments to standards have been issued but are not yet effective and not relevant for the Group's operations

- HKAS 32 (Amendment), 'Financial instruments: presentation', and consequential amendments to HKAS 1, 'Presentation of financial statements' (effective for annual periods beginning on or after 1 January 2009). HKAS 32 (Amendment) is not relevant to the Group as the Group does not have any puttable instruments.

4. SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:

Continuing operations:

- GSM business — the provision of GSM telephone and other related services;
- Data and internet business — the provision of domestic and international data, internet and other related services; and
- Long Distance business — the provision of domestic and international long distance and other related services.

Discontinued operations:

- CDMA business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon (Note 20 and 21.1(a));

The Group's primary measure of segment results for continuing operations is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, unrealised loss on changes in fair value of derivative component of convertible bonds and income tax expense whilst unallocated income mainly represents interest income, which cannot be identified to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

(All amounts in RMB thousands unless otherwise stated)

4. SEGMENT INFORMATION (continued)

4.1 Business Segments

	Unaudited Six months ended 30 June 2008							
	Continuing operations						Discontinued operations	
	GSM business	Data and internet business	Long Distance business	Unallocated amounts	Elimination	Total continuing operations	CDMA business	Total
Revenue (Turnover):								
Usage fee	17,633,360	1,035,110	353,120	–		19,021,590	6,103,566	25,125,156
Monthly fee	3,218,929	–	–	–		3,218,929	2,037,238	5,256,167
Interconnection revenue	3,439,935	10,899	254,672	–		3,705,506	1,052,461	4,757,967
Leased lines rental	–	303,210	414,801	–		718,011	–	718,011
Value-added services revenue	7,844,996	236,300	–	–		8,081,296	3,585,757	11,667,053
Other revenue	362,180	6,837	5,477	–		374,494	330,420	704,914
Total services revenue	32,499,400	1,592,356	1,028,070	–		35,119,826	13,109,442	48,229,268
Sales of telecommunications products	15,322	74	–	–		15,396	2,422,960	2,438,356
Total revenue from external customers	32,514,722	1,592,430	1,028,070	–		35,135,222	15,532,402	50,667,624
Intersegment revenue	–	664,765	620,776	–	(1,285,541)	–	–	–
Total revenue	32,514,722	2,257,195	1,648,846	–	(1,285,541)	35,135,222	15,532,402	50,667,624
Leased lines and network capacities	(109,582)	(221,323)	(26,018)	–		(356,923)	(4,144,017)	(4,500,940)
Interconnection charges	(5,365,403)	(82,970)	(331,513)	–	1,285,541	(4,494,345)	(1,314,981)	(5,809,326)
Depreciation and amortisation	(9,475,659)	(1,134,394)	(362,532)	(74)		(10,972,659)	(289,460)	(11,262,119)
Employee benefit expenses	(2,369,058)	(263,907)	(142,044)	(17,334)		(2,792,343)	(1,039,014)	(3,831,357)
Selling and marketing	(4,922,879)	(312,746)	(121,186)	(12)		(5,356,823)	(4,138,930)	(9,495,753)
General, administrative and other expenses	(5,264,775)	(395,535)	(219,933)	(69,371)		(5,949,614)	(1,746,807)	(7,696,421)
Cost of telecommunications products sold	(301,887)	(2,487)	(13)	–		(304,387)	(1,990,467)	(2,294,854)
Financial gain/(costs)	372,077	23,148	28,910	(599,332)	284,380	109,183	(2,523)	106,660
Interest income	44,385	5,191	1,815	304,298	(284,380)	71,309	6,946	78,255
Other gains – net	38,149	791	3,111	447		42,498	8,950	51,448
Segment profit (loss) before income tax	5,160,090	(127,037)	479,443	(381,378)		5,131,118	882,099	6,013,217
Income tax expenses						(1,365,657)	(227,332)	(1,592,989)
Profit for the period						3,765,461	654,767	4,420,228
Attributable to:								
Equity holders of the Company						3,765,461	653,857	4,419,318
Minority interest						–	910	910
						3,765,461	654,767	4,420,228
Other information:								
Provision for doubtful debts	685,791	31,349	12,671	–		729,811	214,308	944,119
Capital expenditures for segment assets (a)	4,477,187	701,014	946,915	1,180,162		7,305,278	–	7,305,278

	Unaudited As at 30 June 2008						
	GSM business	CDMA business	Data and internet business	Long Distance business	Unallocated amounts	Elimination	Total
Total segment assets	109,392,564	9,157,757	7,908,047	17,687,296	52,644,644	(50,290,531)	146,499,777
Total segment liabilities	30,219,849	7,345,091	2,576,636	3,465,833	3,753,673		47,361,082

(All amounts in RMB thousands unless otherwise stated)

4. SEGMENT INFORMATION (continued)

4.1 Business Segments (continued)

Unaudited
Six months ended 30 June 2007
(As restated)

	Continuing operations						Discontinued operations	
	GSM business	Data and Internet business	Long Distance business	Unallocated amounts	Elimination	Total continuing operations	CDMA business	Total
Revenue (Turnover):								
Usage fee	17,762,799	1,152,390	406,631	–		19,321,820	6,497,777	25,819,597
Monthly fee	3,642,487	–	–	–		3,642,487	2,360,536	6,003,023
Interconnection revenue	2,883,681	19,234	202,318	–		3,105,233	997,419	4,102,652
Leased lines rental	–	250,074	317,886	–		567,960	–	567,960
Value-added services revenue	6,453,903	122,921	–	–		6,576,824	3,012,816	9,589,640
Other revenue	546,447	5,715	3,177	–		555,339	349,490	904,829
Total services revenue	31,289,317	1,550,334	930,012	–		33,769,663	13,218,038	46,987,701
Sales of telecommunications products	4,035	101	–	–		4,136	2,675,183	2,679,319
Total revenue from external customers	31,293,352	1,550,435	930,012	–		33,773,799	15,893,221	49,667,020
Intersegment revenue	–	869,732	707,351	–	(1,577,083)	–	–	–
Total revenue	31,293,352	2,420,167	1,637,363	–	(1,577,083)	33,773,799	15,893,221	49,667,020
Leased lines and network capacities	(113,438)	(181,499)	(29,577)	–	14,085	(310,429)	(4,198,304)	(4,508,733)
Interconnection charges	(4,930,669)	(223,997)	(500,833)	–	1,562,998	(4,092,501)	(1,221,524)	(5,314,025)
Depreciation and amortisation	(9,530,313)	(1,149,073)	(364,106)	(201)		(11,043,693)	(312,222)	(11,355,915)
Employee benefit expenses	(2,215,036)	(237,722)	(125,820)	(21,827)		(2,600,405)	(917,473)	(3,517,878)
Selling and marketing	(4,755,839)	(297,124)	(126,439)	(10)		(5,179,412)	(4,276,199)	(9,455,611)
General, administrative and other expenses	(4,907,902)	(335,436)	(255,110)	(14,439)		(5,512,887)	(1,602,557)	(7,115,444)
Cost of telecommunications products sold	(108,771)	(400)	(15)	–		(109,186)	(2,734,486)	(2,843,672)
Financial (costs)/gain	(61,721)	6,855	(2,354)	(244,898)	331,922	29,804	(10,547)	19,257
Interest income	59,347	11,715	3,934	355,367	(331,922)	98,441	5,265	103,706
Unrealised loss on changes in fair value of derivative component of convertible bonds	–	–	–	(1,638,735)		(1,638,735)	–	(1,638,735)
Other gains – net	16,383	98	158	–		16,639	1,105	17,744
Segment profit (loss) before income tax	4,745,393	13,584	237,201	(1,564,743)		3,431,435	626,279	4,057,714
Income tax expenses						(1,613,056)	(266,679)	(1,879,735)
Profit for the period						1,818,379	359,600	2,177,979
Attributable to:								
Equity holders of the Company						1,818,379	358,912	2,177,291
Minority interest						–	688	688
						1,818,379	359,600	2,177,979
Other information:								
Provision for doubtful debts	682,159	37,251	14,949	–		734,359	204,995	939,354
Capital expenditures for segment assets (a)	4,863,425	957,764	786,865	2,670,349		9,278,403	–	9,278,403

Audited
As at 31 December 2007

	GSM business	CDMA business	Data and Internet business	Long Distance business	Unallocated amounts (As restated)	Elimination (As restated)	Total
Total segment assets	107,735,724	9,885,462	7,985,260	17,573,749	56,650,413	(50,408,238)	149,422,370
Total segment liabilities	32,947,282	9,100,579	2,526,811	3,831,729	3,798,875		52,205,276

(a) Capital expenditures classified under "Unallocated amounts" represent capital expenditures on common facilities, which benefit all business segments.

4. SEGMENT INFORMATION (continued)

4.2 Geographical Segments

The customers of the Group's services are mainly in Mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment and other assets) are situated in Mainland China, as the Group's principal activities are conducted in Mainland China. For the six months ended 30 June 2008 and 2007, substantially all capital expenditures were incurred to acquire assets located in Mainland China and less than 10% of the Group's assets and operations are located outside Mainland China. Accordingly, no geographical segment information is presented.

(All amounts in RMB thousands unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT

	Unaudited						
	Six months ended 30 June						
	2008						2007 (As restated)
	Buildings	Tele-communications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction-in-progress ("CIP")	Total	Total
Cost or valuation:							
Beginning of period	16,361,061	187,140,538	10,983,736	1,611,603	14,966,240	231,063,178	208,349,408
Additions	35,777	117,929	108,727	–	7,042,845	7,305,278	9,278,403
Transfer from CIP	507,511	3,449,149	851,292	104,331	(4,912,283)	–	–
Disposals	(114,762)	(320,767)	(118,579)	(95,079)	–	(649,187)	(942,812)
Assets classified as held for sale (Note 20)	(1,104,837)	(4,247,186)	(71,237)	(19,801)	(29,554)	(5,472,615)	–
End of period	15,684,750	186,139,663	11,753,939	1,601,054	17,067,248	232,246,654	216,684,999
Representing:							
At cost	3,152,719	186,139,663	11,753,939	1,601,054	17,067,248	219,714,623	204,152,968
At valuation	12,532,031	–	–	–	–	12,532,031	12,532,031
	15,684,750	186,139,663	11,753,939	1,601,054	17,067,248	232,246,654	216,684,999
Accumulated depreciation and impairment:							
Beginning of period	3,826,569	103,676,443	6,504,891	878,803	14,307	114,901,013	95,553,781
Charge for the period	237,195	9,735,232	860,986	146,397	–	10,979,810	11,137,157
Disposals	(106,327)	(230,057)	(114,673)	(95,079)	–	(546,136)	(858,182)
Assets classified as held for sale (Note 20)	(171,465)	(2,623,290)	(22,359)	(7,975)	–	(2,825,089)	–
End of period	3,785,972	110,558,328	7,228,845	922,146	14,307	122,509,598	105,832,756
Net book value:							
End of period	11,898,778	75,581,335	4,525,094	678,908	17,052,941	109,737,056	110,852,243
Beginning of period	12,534,492	83,464,095	4,478,845	732,800	14,951,933	116,162,165	112,795,627

For the six months ended 30 June 2008, interest expense of approximately RMB89 million (for the six months ended 30 June 2007: approximately RMB144 million) was capitalised as construction-in-progress.

(All amounts in RMB thousands unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (continued)

Buildings of the Group were valued at 31 March 2000 and 31 August 2006 respectively by independent property valuation firms, using the replacement cost or open market value approach, as appropriate. As at 30 June 2008, the accumulated revaluation surplus on the buildings resulting from all previous valuations of the buildings amounted to approximately RMB378 million. The valuation surplus net of the related deferred income tax of approximately RMB76 million (31 December 2007: approximately RMB76 million) was credited to the revaluation reserve in shareholders' equity. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB8.1 million for the six months ended 30 June 2008 (for the six months ended 30 June 2007: approximately RMB10.5 million). As at 30 June 2008, the carrying value of buildings would have been approximately RMB11,608 million (31 December 2007: approximately RMB12,236 million) had they been stated at historical cost less accumulated depreciation. The directors of the Company consider the fair values of these buildings were not materially different from their carrying values as at 30 June 2008.

Telecommunications equipment held under finance leases represents wireless public phone equipment. As at 30 June 2008, net book value of wireless public phone equipment under finance leases amounted to approximately RMB63 million which excluded the equipment classified as held for sale with net book value of approximately RMB70 million (31 December 2007: approximately RMB189 million).

For the six months ended 30 June 2008, the Group recognised losses on disposal of property, plant and equipment for continuing operations of approximately RMB86.6 million (for the six months ended 30 June 2007: approximately RMB58.0 million).

In addition, the Board of Directors of the Company proposed to change the accounting policies on buildings and fixed line telecommunications equipment upon completion of the proposed merger between the Company and China Netcom. Please refer to Note 23.2 for details.

6. OTHER ASSETS

	Unaudited 30 June 2008	Audited 31 December 2007
Direct incremental costs for activating subscribers	**617,449**	1,301,112
Customer acquisition costs of contractual CDMA subscribers	**—**	2,349,225
Long-term prepayment for land use rights	**5,930,371**	5,881,167
Purchased software	**1,076,347**	1,020,673
Prepaid rental for premises and leased lines	**1,255,530**	1,233,019
Others	**1,090,391**	1,070,003
	9,970,088	12,855,199

As at 30 June 2008, direct incremental costs for activating CDMA subscribers of approximately RMB424 million and customer acquisition costs for contractual CDMA subscribers of approximately RMB2,639 million have been reclassified to assets held for sale, refer to Note 20 for details.

(All amounts in RMB thousands unless otherwise stated)

7. TAXATION

Provision for taxation for continuing operations represents:

	Unaudited	
	Six months ended 30 June	
	2008	2007 (As restated)
Provision for income tax on the estimated taxable profits for the period		
– Hong Kong	**4,250**	4,776
– Outside Hong Kong	**1,616,087**	1,941,709
	1,620,337	1,946,485
Deferred taxation	**(254,680)**	(333,429)
	1,365,657	1,613,056

(a) The Company did not have any assessable income sourced from Hong Kong for the six months ended 30 June 2008 and 2007.

(b) China Unicom International Limited ("Unicom International", a subsidiary of the Company) assessed its income tax liability in Hong Kong using the tax rate of 16.5% (for the six months ended 30 June 2007: 17.5%). The income tax liability of Unicom International amounted to approximately RMB4.3 million for the six months ended 30 June 2008 (for the six months ended 30 June 2007: approximately RMB4.8 million).

(c) Pursuant to the PRC enterprise income tax law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and are effective from 1 January 2008 (2007: 33%). However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five-year period.

(d) On 6 December 2007, the State Council issued the detail implementation regulations of the new PRC enterprise income tax law. Pursuant to the regulations, a 5% withholding income tax will be levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign shareholders in Hong Kong. Pursuant to a notice jointly issued by the Ministry of Finance and the State Administration of Taxation on 22 February 2008, where foreign investment enterprises declare dividends in 2008 and beyond out of their cumulative retained profits as at 31 December 2007, such dividends are exempt from withholding income tax. For dividends paid out of profits earned by foreign investment enterprises after 1 January 2008, the 5% withholding income tax will be applicable, unless the investor is deemed as a PRC Tax Resident Enterprise. Currently, the PRC tax authority has not yet announced the formal guidance on the certification procedures of PRC Tax Resident Enterprise. The Company preliminarily concluded that it met the definition of PRC Tax Resident Enterprise after assessment. Therefore, as at 30 June 2008, there is no deferred tax liability accrued in the Group's unaudited condensed consolidated interim financial information for CUCL's undistributed profit generated during the six months ended 30 June 2008. The Group will continue to assess the impact on the financial statements in accordance with the detailed guidance issued by the PRC tax authority in the future.

(All amounts in RMB thousands unless otherwise stated)

7. TAXATION (continued)

(e) Various provincial/municipal branches of CUCL were granted preferential tax treatment by relevant tax authorities to assess their enterprise income tax at the rate of 18% in Mainland China for the six months ended 30 June 2008 (for the six months ended 30 June 2007: 13%-18%). The remaining provincial branches were assessed at the standard tax rate of 25% (for the six months ended 30 June 2007: 33%).

(f) For the six months ended 30 June 2008, Unicom Huasheng and its branches are subject to income tax at the statutory enterprise income tax rate of 25% in Mainland China (for the six months ended 30 June 2007: 33%). From 1 January 2008, the income tax liabilities of Unicom Huasheng is assessed on a consolidated basis and settled centrally in Beijing in accordance with the new PRC enterprise income tax law. In previous years, the enterprise income tax of Unicom Huasheng and its branches were assessed separately by relevant local tax authorities.

(g) Before the Business Combination became effective on 31 December 2007, Guizhou Business was operated by Guizhou branch of Unicom Group. The income tax of Guizhou branch of Unicom Group was reported on a consolidated basis with Unicom Group and no separate tax return was prepared. The accumulated tax losses incurred by Guizhou Business have not been fully recognised by Unicom Group, therefore no income tax expenses were recognised for the Guizhou Business in 2007 or prior years in accounting for the Guizhou Business using merger accounting.

In addition, in accordance with the relevant PRC tax laws and regulations, before the new PRC enterprise income tax law is effective on 1 January 2008, the accumulated tax losses and other temporary differences associated with Guizhou Business carried forward from prior years could not be recognised by CUCL upon the completion of the Business Combination. Accordingly, deferred tax assets and liabilities were not recognised by CUCL in the relevant periods presented in applying merger accounting to the Business Combination of Guizhou Business.

Reconciliation between applicable PRC statutory tax rate and the effective tax rate for continuing operations is as follows:

		Unaudited	
		Six months ended 30 June	
	Note	**2008**	2007 (As restated)
PRC statutory tax rate of 25% (for the six months ended 30 June 2007: 33%)		**25.0%**	33.0%
Non-deductible expenses		**2.3%**	1.0%
Non-deductible recognised loss on changes in fair value of derivative component of convertible bonds		**–**	15.8%
Effect of change of tax rate under new PRC enterprise income tax law	(c)	**–**	(0.1%)
Accumulated tax losses and other temporary differences of Guizhou Business not recognised by the Group	(g)	**–**	(0.4%)
Interest income		**(0.1%)**	(0.2%)
Impact of PRC preferential tax rates		**(0.6%)**	(2.1%)
Effective tax rate		**26.6%**	47.0%

(All amounts in RMB thousands unless otherwise stated)

7. TAXATION (continued)

The movement of the net deferred tax assets/liabilities is as follows:

		Unaudited	
		Six months ended 30 June	
	Note	**2008**	2007 (As restated)
Net deferred tax assets after offsetting:			
– Beginning of period		**426,902**	309,668
– Deferred tax credited/(charged) to the income statement			
– Continuing operations		**254,133**	332,940
– Discontinued operations		**(72,177)**	59,848
– Deferred tax credited to equity		**–**	26,844
– Assets classified as held for sale	20	**(198,162)**	–
End of period		**410,696**	729,300
The deferred tax liabilities that cannot be offset:			
– Beginning of period		**(5,864)**	(5,879)
– Deferred tax credited to the income statement		**547**	489
End of period		**(5,317)**	(5,390)

8. INVENTORIES

	Unaudited 30 June 2008	Audited 31 December 2007
Handsets	**57,598**	1,587,124
Telephone cards	**490,465**	584,742
Others	**265,375**	356,498
	813,438	2,528,364

As at 30 June 2008, CDMA handsets of approximately RMB854 million have been reclassified to assets held for sale, refer to Note 20 for details.

(All amounts in RMB thousands unless otherwise stated)

9. ACCOUNTS RECEIVABLE, NET

	Unaudited 30 June 2008	Audited 31 December 2007
Accounts receivable for GSM services	**3,610,459**	2,553,757
Accounts receivable for CDMA services	**—**	1,637,100
Accounts receivable for Data and internet services	**275,155**	203,623
Accounts receivable for Long Distance services	**406,301**	440,615
Sub-total	**4,291,915**	4,840,095
Less: Provision for doubtful debts for GSM services	**(1,801,575)**	(1,027,899)
Provision for doubtful debts for CDMA services	**—**	(442,192)
Provision for doubtful debts for Data and internet services	**(117,632)**	(104,218)
Provision for doubtful debts for Long Distance services	**(64,980)**	(54,632)
Sub-total	**(1,984,187)**	(1,628,941)
	2,307,728	3,211,154

The aging analysis of accounts receivable is as follows:

	Unaudited 30 June 2008	Audited 31 December 2007
Within one month	**1,438,791**	1,968,344
More than one month to three months	**813,489**	944,300
More than three months to one year	**1,352,582**	1,519,487
More than one year	**687,053**	407,964
	4,291,915	4,840,095

As at 30 June 2008, accounts receivable and provision for doubtful debts for CDMA services of approximately RMB1,542 million and RMB592 million, respectively, have been reclassified to assets held for sale, refer to Note 20 for details.

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no significant concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

(All amounts in RMB thousands unless otherwise stated)

10. PREPAYMENTS AND OTHER CURRENT ASSETS

	Unaudited 30 June 2008	Audited 31 December 2007
Prepaid rental	**607,620**	488,001
Deposits and prepayments	**677,291**	682,206
Advances to employees	**186,339**	132,407
Customer acquisition costs of contractual CDMA subscribers	**–**	508,340
Tax refund on reinvestment in a subsidiary	**72,760**	1,458,715
Others	**298,099**	246,610
	1,842,109	3,516,279

As at 30 June 2008, customer acquisition costs of contractual CDMA subscribers recorded in "prepayments and other current assets" of approximately RMB616 million have been reclassified to assets held for sale, refer to Note 20 for details.

The aging analysis of prepayments and other current assets is as follows:

	Unaudited 30 June 2008	Audited 31 December 2007
Within one year	**1,788,909**	3,371,984
More than one year	**53,200**	144,295
	1,842,109	3,516,279

11. SHARE CAPITAL

	Unaudited 30 June 2008 HKD'000	Audited 31 December 2007 HKD'000
Authorised:		
30,000,000,000 ordinary shares, par value of HKD0.10 each	**3,000,000**	3,000,000

	Number of shares '000	**Ordinary shares, par value of HKD0.1 each HKD'000**	**Share capital**	**Share premium**	**Total**
Issued and fully paid:					
At 1 January 2007	12,680,989	1,268,098	1,344,440	53,222,976	54,567,416
Employee share option scheme					
– Recognition of shares issued on exercise of options (Note 17)	26,800	2,680	2,632	166,920	169,552
At 30 June 2007	12,707,789	1,270,778	1,347,072	53,389,896	54,736,968
At 1 January 2008	**13,634,290**	**1,363,429**	**1,436,908**	**64,320,066**	**65,756,974**
Employee share option scheme					
– Recognition of shares issued on exercise of options (Note 17)	**28,012**	**2,801**	**2,543**	**233,427**	**235,970**
At 30 June 2008	**13,662,302**	**1,366,230**	**1,439,451**	**64,553,493**	**65,992,944**

Increase of 28,012,000 ordinary shares for the six months ended 30 June 2008 (for the six months ended 30 June 2007: 26,800,000) represented the ordinary shares issued on exercise of share options under the Company's share option schemes (Note 17).

(All amounts in RMB thousands unless otherwise stated)

12. LONG-TERM BANK LOANS

	Interest rates and final maturity	**Unaudited 30 June 2008**	Audited 31 December 2007
RMB denominated bank loans	Fixed interest rates of 3.60% (for the six months ended 30 June 2007: 3.60% to 5.58%) per annum with maturity through 2010 (31 December 2007: maturity through 2010)		
– unsecured		**200,000**	200,000
USD denominated bank loans	Floating interest rates of USD LIBOR plus interest margin of 0.35% to 0.44% (for the six months ended 30 June 2007: 0.35% to 0.44%) per annum with maturity through 2010 (31 December 2007: maturity through 2010) (a)		
– unsecured		**3,429,540**	3,652,303
Sub-total		**3,629,540**	3,852,303
Less: Current portion		**(2,057,724)**	(2,191,382)
		1,571,816	1,660,921

The repayment schedule of the long-term bank loans is as follows:

	Unaudited 30 June 2008	Audited 31 December 2007
Balances due:		
– not later than one year	**2,057,724**	2,191,382
– later than two years and not later than five years	**1,571,816**	1,660,921
	3,629,540	3,852,303
Less: Portion classified as current liabilities	**(2,057,724)**	(2,191,382)
	1,571,816	1,660,921

(All amounts in RMB thousands unless otherwise stated)

12. LONG-TERM BANK LOANS (continued)

(a) On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD700 million. This facility was split into 3 tranches (i) USD200 million 3-year loan; (ii) USD300 million 5-year loan; and (iii) USD200 million 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. The Company has fully repaid the USD200 million 3-year loan in 2006.

In addition, the completion of the proposed CDMA Business disposal will give rise to a mandatory prepayment under the terms of the syndicated loan agreement noted above. The reduction in the shareholding of Unicom BVI in the Company following the completion of the Scheme will give rise an event of default under the terms of the syndicated loan agreement. The Company is currently in discussions with its lenders for waivers to be granted in respect of the prepayment and the event of default described above and associated covenants. If such waivers are not granted by the Company's lenders and if either the proposed CDMA Business disposal or the Scheme is completed, the Company will be required to repay the entire principal amount outstanding under the loan facility together with accrued interest on completion of the proposed CDMA Business disposal or the proposed merger with China Netcom. The principal amount outstanding under this loan facility is expected to be US$200 million at the time the proposed CDMA Business disposal or the Scheme is completed and, under the terms of the syndicated loan agreement, such amount is otherwise scheduled for repayment in September 2010.

(b) The effective interest rate of long-term bank loans denominated in RMB at 30 June 2008 was 3.60% (31 December 2007: 3.60%), and the effective interest rates of long-term bank loans denominated in USD at 30 June 2008 ranged from 3.13% to 3.55% (31 December 2007: from 4.95% to 5.04%).

(c) The carrying amount of long-term bank loans approximated their fair values as at balance sheet date.

(All amounts in RMB thousands unless otherwise stated)

13. PAYABLES AND ACCRUED LIABILITIES

	Note	**Unaudited 30 June 2008**	Audited 31 December 2007
Payables to contractors and equipment suppliers		**17,146,586**	20,357,177
Accrued expenses		**2,938,703**	2,681,173
Payables to telecommunications product suppliers		**372,805**	1,863,724
Customer deposits		**1,519,562**	2,188,244
Maintenance expense payable		**1,485,915**	1,394,671
Salary and welfare payables		**816,858**	731,062
Amounts due to services providers/content providers		**993,657**	1,073,820
Provision for subscriber points expenses	(a)	**270,298**	633,608
Others	(b)	**931,872**	1,107,828
		26,476,256	32,031,307

(a) The Group changed the accounting estimate on provision for subscriber points expenses for certain provincial branches, where there were stabilised and reliable historical redemption statistics available. This change of estimate resulted in the reversal of provision for subscriber points expenses for those provincial branches, based on the historical redemption statistics, amounting to approximately RMB92 million for continuing operations and approximately RMB57 million for discontinued operations for the six months ended 30 June 2008.

(b) Others included miscellaneous accruals for housing fund and other government surcharges.

As at 30 June 2008, approximately RMB772 million of payables to telecommunications product supplier, RMB547 million of customer deposits and RMB168 million of provision for subscriber points expenses recorded in "payables and accrued liabilities" have been reclassified to liabilities held for sale, refer to Note 20 for details.

The aging analysis of payables and accrued liabilities is as follows:

	Unaudited 30 June 2008	Audited 31 December 2007
Less than six months	**19,715,262**	24,077,455
Six months to one year	**4,100,197**	5,063,993
More than one year	**2,660,797**	2,889,859
	26,476,256	32,031,307

14. REVENUE (TURNOVER)

Revenue from continuing operations primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income, value-added services revenue and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Industry and Information Technology ("MII", the former Ministry of Information Industry has been consolidated into the MII) and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges for continuing operations amounted to approximately RMB956 million for the six months ended 30 June 2008 (for the six months ended 30 June 2007: approximately RMB914 million).

(All amounts in RMB thousands unless otherwise stated)

15. EXPENSES BY NATURE

The following major expenses are analysed by nature for continuing operations:

		Unaudited	
		Six months ended 30 June	
	Note	**2008**	2007 (As restated)
Depreciation on property, plant and equipment		**10,704,383**	10,837,906
Amortisation of other assets		**268,276**	205,787
Total depreciation and amortisation		**10,972,659**	11,043,693
Amortisation of direct incremental costs for activating GSM cellular subscribers		**230,334**	433,056
Provision for doubtful debts:			
– GSM business		**685,791**	682,159
– Data and internet business		**31,349**	37,251
– Long Distance business		**12,671**	14,949
Total provision for doubtful debts	9	**729,811**	734,359
Operating lease charges:			
– Leased lines		**356,923**	310,429
– Others		**751,552**	645,874
Total operating lease expenses		**1,108,475**	956,303
Other expenses:			
– Repair and maintenance		**1,326,575**	1,289,160
– Travelling, entertainment and meeting		**298,573**	289,083
– Power and water charges		**1,211,867**	1,079,807
– Vehicle usage expenses		**274,971**	239,884
– Office and administration expenses		**412,552**	429,908
Financial gain:			
– Interest expense		**106,744**	426,614
Including: Interest expense on convertible bonds		**–**	187,222
– Less: Amounts capitalised in construction-in-progress	5	**(89,301)**	(143,521)
Total interest expense		**17,443**	283,093
– Exchange gain, net		**(152,539)**	(338,046)
– Others		**25,913**	25,149
Total financial gain		**(109,183)**	(29,804)

(All amounts in RMB thousands unless otherwise stated)

16. EMPLOYEE BENEFIT EXPENSES

	Note	Unaudited Six months ended 30 June 2008	2007 (As restated)
Continuing operations:			
Employee benefit expenses			
– Salaries and wages		**2,343,823**	2,038,027
– Contributions to defined contribution pension schemes		**238,156**	206,929
– Contributions to supplementary defined contribution pension schemes		**24,436**	31,493
– Contributions to state-sponsored fund		**125,248**	106,546
– Monetary housing benefit		**–**	13,709
– Other housing benefits		**36,397**	153,073
– Share-based compensation cost	17	**24,283**	50,628
Total		**2,792,343**	2,600,405

17. SHARE OPTION SCHEMES

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share options scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 and 11 May 2007.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Unaudited Six months ended 30 June			
	2008		2007	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of period	**7.12**	**257,279,600**	6.95	314,256,000
Granted	**–**	**–**	–	–
Forfeited	**6.32**	**(2,070,000)**	5.84	(1,829,200)
Exercised	**7.80**	**(28,012,000)**	5.41	(26,800,000)
Balance, end of period	**7.04**	**227,197,600**	7.10	285,626,800

Employee share options exercised for the six months ended 30 June 2008 resulted in 28,012,000 shares being issued (for the six months ended 30 June 2007: 26,800,000 shares), with exercise proceeds of approximately RMB199 million (for the six months ended 30 June 2007: approximately RMB142 million).

As at 30 June 2008, out of the 227,197,600 outstanding share options (31 December 2007: 257,279,600), 145,909,600 share options (31 December 2007: 92,713,600) were exercisable, and the weighted average exercise price was HKD7.42 (31 December 2007: HKD8.48).

(All amounts in RMB thousands unless otherwise stated)

17. SHARE OPTION SCHEMES (continued)

As at 30 June 2008, information on the outstanding share options is summarised as follows:

Date of options grant	**The period during which an option may be exercised**	**The price per share to be paid on exercise of options**	**Number of share options outstanding as at 30 June 2008**	Number of share options outstanding as at 31 December 2007
Share options granted under the Pre-Global Offering Share Option Scheme:				
22 June 2000	22 June 2002 to 21 June 2010	HKD15.42	**16,977,600**	21,126,800
Share options granted under the Share Option Scheme:				
30 June 2001	30 June 2001 to 22 June 2010	HKD15.42	**4,390,000**	5,608,000
10 July 2002	10 July 2003 to 9 July 2008	HKD6.18	**2,048,000**	3,308,000
21 May 2003	21 May 2004 to 20 May 2009	HKD4.30	**9,286,000**	11,092,800
20 July 2004	20 July 2005 to 19 July 2010	HKD5.92	**41,458,000**	50,924,000
21 December 2004	21 December 2005 to 20 December 2010	HKD6.20	**654,000**	654,000
15 February 2006	15 February 2008 to 14 February 2012	HKD6.35	**152,384,000**	164,566,000
			227,197,600	257,279,600

For the six months ended 30 June 2008, employee share-based compensation costs amortised over the vesting periods of the share options for continuing operations amounted to approximately RMB24 million (for the six months ended 30 June 2007: approximately RMB51 million).

(All amounts in RMB thousands unless otherwise stated)

17. SHARE OPTION SCHEMES (continued)

Details of share options exercised for the six months ended 30 June 2008 are as follows:

Grant date	Exercise price HKD	Weighted average closing price per share at respective trading days immediately before the exercise of options HKD	Proceeds received HKD	Number of shares involved
22 June 2000	15.42	18.73	63,980,664	4,149,200
30 June 2001	15.42	18.38	18,781,560	1,218,000
10 July 2002	6.18	17.78	7,786,800	1,260,000
21 May 2003	4.30	18.08	7,691,840	1,788,800
20 July 2004	5.92	18.10	55,671,680	9,404,000
15 February 2006	6.35	17.74	64,719,200	10,192,000
			218,631,744	28,012,000

18. EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the convertible bonds (for the six months ended 30 June 2007 only). For the purpose of computation of diluted earnings per share for the six months ended 30 June 2007, the potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and the convertible bonds and are excluded from the weighted average number of ordinary shares.

18. EARNINGS PER SHARE (continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Unaudited	
	Six months ended 30 June	
	2008	2007 (As restated)
Numerator (in RMB thousands):		
Profit attributable to the equity holders of the Company		
– Continuing operations	**3,765,461**	1,818,379
– Discontinued operations	**653,857**	358,912
	4,419,318	2,177,291
Denominator (in thousands):		
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	**13,652,107**	12,690,576
Dilutive equivalent shares arising from share options	**135,042**	105,918
Shares used in computing diluted earnings per share	**13,787,149**	12,796,494
Basic earnings per share (in RMB)		
– Continuing operations	**0.276**	0.143
– Discontinued operations	**0.048**	0.029
	0.324	0.172
Diluted earnings per share (in RMB)		
– Continuing operations	**0.273**	0.142
– Discontinued operations	**0.048**	0.028
	0.321	0.170

(All amounts in RMB thousands unless otherwise stated)

18. EARNINGS PER SHARE (continued)

To enable an investor to better understand the Group's results, below are tables reconciling earnings per share to adjusted earnings per share for the Group and continuing operations respectively, excluding the unrealised loss on changes in fair value of derivative component of convertible bonds for the six months ended 30 June 2007 which is not considered to be an indicator of the Group's operating performance.

	Unaudited	
	Six months ended 30 June	
	2008	2007 (As restated)
The Group:		
Profit attributable to equity holders of the Company	**4,419,318**	2,177,291
Adjustment for:		
Unrealised loss on changes in fair value of derivative component of convertible bonds	**–**	1,638,735
Adjusted profit attributable to equity holders (excluding unrealised loss on changes in fair value of derivative component of convertible bonds)	**4,419,318**	3,816,026
Adjusted basic earnings per share (excluding unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	**0.324**	0.301
Adjusted diluted earnings per share (excluding unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	**0.321**	0.298
Continuing operations:		
Profit from continuing operations attributable to equity holders of the Company	**3,765,461**	1,818,379
Adjustment for:		
Unrealised loss on changes in fair value of derivative component of convertible bonds	**–**	1,638,735
Adjusted profit from continuing operations attributable to equity holders (excluding unrealised loss on changes in fair value of derivative component of convertible bonds)	**3,765,461**	3,457,114
Adjusted basic earnings per share for continuing operations (excluding unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	**0.276**	0.272
Adjusted diluted earnings per share for continuing operations (excluding unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	**0.273**	0.270

(All amounts in RMB thousands unless otherwise stated)

19. DIVIDENDS

At the annual general meeting held on 16 May 2008, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2007 totaling approximately RMB2,732 million (for the year ended 31 December 2006: approximately RMB2,285 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2008. As at 30 June 2008, such dividends have been paid by the Company, except for dividends payable of approximately RMB149 million due to Unicom BVI.

20. DISPOSAL GROUP AND DISCONTINUED OPERATIONS

Disposal Group

All the assets and liabilities related to the CDMA Business constituted a disposal group and have been presented as held for sale following the entering of the Framework Agreement in accordance with HKFRS 5, these included the assets and liabilities of the CDMA business segment as well as certain telecommunications network assets and other assets in certain regions (including certain jointly used CDMA base stations/auxiliary facilities and sales office which will also be sold to China Telecom). The scope and net carrying value of such network assets and other assets are estimated based on the initial agreement between the Group and China Telecom, which may be different from the value of the detailed items of the CDMA Business to be delivered to China Telecom and will be agreed and finalised on or before the delivery date in accordance with the completion plan set out in the Disposal Agreement.

All the assets and liabilities classified as held for sale were remeasured to the lower of their carrying amount and fair value less costs to sell at the date of their classification on 2 June 2008 as held-for-sale classification and no remeasurement adjustment was recorded as at 30 June 2008. In addition, the property, plant and equipment, direct incremental costs associated with upfront non-refundable revenue included in "other assets", and deferred CDMA customer acquisition costs included in "other assets" and "prepayments and other current assets" ceased to be depreciated and amortised from 2 June 2008.

As at 30 June 2008, the following assets and liabilities of the disposal group have been classified to the assets and liabilities held for sale in the unaudited condensed consolidated interim balance sheet:

	Unaudited 30 June 2008
Assets classified as held for sale:	
Property, plant and equipment	**2,647,526**
Goodwill	**373,000**
Other assets	**3,066,608**
Deferred income tax assets	**198,162**
Inventories	**1,047,780**
Accounts receivable, net	**949,883**
Prepayments and other current assets	**662,032**
Cash and cash equivalents	**2,567,488**
Total assets of the disposal group	**11,512,479**
Liabilities classified as held for sale:	
Deferred revenue	**391,765**
Payable and accrued liabilities	**1,703,635**
Tax payable	**(10,868)**
Advances from customers	**5,260,559**
Total liabilities of the disposal group	**7,345,091**
Total net assets of the disposal group	**4,167,388**

(All amounts in RMB thousands unless otherwise stated)

20. DISPOSAL GROUP AND DISCONTINUED OPERATIONS (continued)

Discontinued operations

On 2 June 2008, the Group announced the proposed disposal of the CDMA Business (please refer to Note 1 for details). Accordingly, the results and cash flows of the CDMA business segment (including the CDMA business of CUCL, Unicom Huasheng and Unicom Macau) are presented in this unaudited condensed interim income statement and cash flow statement as discontinued operations. In addition, the elimination entries on the intersegment revenue and charges between continuing operations and discontinued operations were recorded against the discontinued operations.

The results of operations of the discontinued operations for the six months ended 30 June 2008 and 2007 are set out below:

	Unaudited	
	Six months ended 30 June	
	2008	2007 (As restated) (Note 2)
Revenue (Turnover)	**15,532,402**	15,893,221
Leased lines and network capacities	**(4,144,017)**	(4,198,304)
Interconnection charges	**(1,314,981)**	(1,221,524)
Depreciation and amortisation	**(289,460)**	(312,222)
Employee benefit expenses	**(1,039,014)**	(917,473)
Selling and marketing	**(4,138,930)**	(4,276,199)
General, administrative and other expenses	**(1,746,807)**	(1,602,557)
Cost of telecommunications products sold	**(1,990,467)**	(2,734,486)
Financial costs	**(2,523)**	(10,547)
Interest income	**6,946**	5,265
Other gains – net	**8,950**	1,105
Profit before income tax from discontinued operations	**882,099**	626,279
Income tax expenses	**(227,332)**	(266,679)
Profit after income tax from discontinued operations	**654,767**	359,600

The cash flow information of the discontinued operations for the six months ended 30 June 2008 and 2007 is set out below:

	Unaudited	
	Six months ended 30 June	
	2008	2007 (As restated) (Note 2)
Net cash inflow from operating activities	**1,148,512**	1,002,926
Net cash outflow from investing activities	**(22,548)**	(22,465)
Net cash inflow from financing activities	**–**	–
Net cash inflow from discontinued operations	**1,125,964**	980,461

(All amounts in RMB thousands unless otherwise stated)

20. DISPOSAL GROUP AND DISCONTINUED OPERATIONS (continued)

Discontinued operations (continued)

An analysis of major expenses by nature for discontinued operations is as follows:

		Unaudited	
		Six months ended 30 June	
	Note	**2008**	2007 (As restated)
Depreciation on property, plant and equipment		**275,427**	299,251
Amortisation of other assets		**14,033**	12,971
Total depreciation and amortisation		**289,460**	312,222
Amortisation of direct incremental costs for activating CDMA cellular subscribers		**239,306**	309,417
Amortisation of customer acquisition costs of contractual CDMA subscribers		**1,938,086**	1,868,785
Provision for doubtful debts		**214,308**	204,995
Write-down of inventories to net realisable value		**55,464**	115,776
Operating lease charges:			
– Leased lines		**49,074**	42,530
– CDMA network capacities	21.1	**4,094,943**	4,155,774
– Others		**228,145**	181,347
Total operating lease expenses		**4,372,162**	4,379,651
Other expenses:			
– Repair and maintenance		**245,594**	256,565
– Travelling, entertainment and meeting		**116,304**	91,190
– Power and water charges		**373,029**	335,820
– Vehicle usage expenses		**93,759**	73,091
– Office and administration expenses		**154,860**	137,153

21. RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government also controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, and thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers other state-owned enterprises that have other material transactions with the Group include other telecommunications service operators, equipment vendors, construction vendors, and state-owned banks in the PRC. Management believes that meaningful information relative to related party transactions has been adequately disclosed below.

The Group's telecommunications networks depend, in large part, on interconnection with the network and on transmission lines leased from other Domestic Carriers.

21.1 Unicom Group and its subsidiaries

The table set forth below summarises the names of significant related parties (excluding Domestic Carriers and other major state-owned enterprises which are summarised in Note 21.2 and 21.3 respectively) and nature of relationship with the Group as at 30 June 2008:

Name of related parties	Nature of relationship with the Company
China United Telecommunications Corporation ("Unicom Group")	Ultimate holding company
Unicom NewSpace Corporation Limited ("Unicom NewSpace")	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited ("Unicom I/E Co")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon")	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunications Corporation Limited ("New Guoxin")	A subsidiary of Unicom Group
China Information Technology Designing & Consulting Institute ("CITDCI")	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Corporation Limited ("UNISK")	A joint venture company of Unicom Group

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTIONS (continued)

21.1 Unicom Group and its subsidiaries (continued)

(a) *Transactions with Unicom Group and its subsidiaries*

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Unaudited	
	Six months ended 30 June	
	2008	2007 (As restated)
Transactions with Unicom Group and its subsidiaries:		
Continuing operations:		
Interconnection revenues	**11,665**	21,037
Interconnection charges	**823**	3,990
Rental income for premises and facilities	**6,648**	7,247
Charge for operator-based subscriber value-added services by New Guoxin	**146,706**	126,575
Charge for customer services by New Guoxin	**350,860**	327,295
Agency fee incurred for subscriber development services by New Guoxin	**71,151**	26,680
Charge for cellular subscriber value-added services by UNISK and Unicom NewSpace	**57,596**	12,734
Rental charges for premises, equipment and facilities	**17,731**	14,284
Charges for the international gateway services	**4,383**	7,209
Purchase of telecom cards	**390,953**	282,966
Agency fee incurred for procurement of telecommunications equipment	**8,052**	6,835
Charge for engineering design and technical services by CITDCI	**34,113**	23,918
Discontinued operations:		
Interconnection charges	**593**	769
Charge for operator-based subscriber value-added services by New Guoxin	**52,425**	51,008
Charge for customer services by New Guoxin	**75,381**	92,648
Agency fee incurred for subscriber development services by New Guoxin	**16,802**	5,984
CDMA network capacity lease rental	**4,094,943**	4,155,774
Constructed capacity related cost of CDMA network	**159,749**	85,641
Charge for cellular subscriber value-added services by UNISK and Unicom NewSpace	**40,036**	8,851
Purchase of telecom cards	**29,517**	41,281

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTIONS (continued)

21.1 Unicom Group and its subsidiaries (continued)

(a) *Transactions with Unicom Group and its subsidiaries (continued)*

On 26 October 2006, CUCL entered into the new agreements, "2006 Comprehensive Services Agreement" and "2006 CDMA Lease Agreement", with Unicom Group and Unicom New Horizon to continue to carry out the related party transactions. The new agreements have been approved by the independent shareholders of the Company on 1 December 2006, and become effective from 1 January 2007. Upon completion of Business Combination, the 2006 Comprehensive Services Agreement and 2006 CDMA Lease Agreement were amended where necessary so that the service area of CUCL is extended to include Guizhou province. In addition, the rights and obligations of Guizhou branch of Unicom Group under the framework agreement entered with Guizhou branch of Unicom Huasheng for the procurement of CDMA mobile handsets on 19 December 2006 were assigned to and assumed by CUCL.

The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Guizhou branch of Unicom Group and the Group were eliminated and not considered as related party transactions in the unaudited condensed consolidated interim financial information.

(b) *Amounts due from and to related parties/Unicom Group*

Amounts due from and to related parties or Unicom Group and its subsidiaries are unsecured, interest free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group or its subsidiaries as described in (a) above.

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTIONS (continued)

21.2 Domestic Carriers

(a) *Transactions with Domestic Carriers*

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business (including discontinued operations):

	Unaudited	
	Six months ended 30 June	
	2008	2007 (As restated)
Interconnection revenue	**3,693,328**	3,331,862
Interconnection charges	**5,555,409**	5,086,987
Leased line revenue	**17,938**	18,642
Leased line charges	**181,184**	192,650

(b) *Amounts due from and to Domestic Carriers*

	Unaudited 30 June 2008	Audited 31 December 2007
Amounts due from Domestic Carriers		
– Receivables for interconnection revenue and leased line revenue	**193,695**	170,231
– Less: Provision for doubtful debts	**(20,758)**	(20,495)
	172,937	149,736
Amounts due to Domestic Carriers		
– Payables for interconnection charges and leased line charges	**669,394**	600,283

All amounts due from and to Domestic Carriers were unsecured, interest free and repayable within one year.

All amounts were attributable to continuing operations.

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTIONS (continued)

21.3 Other major state-owned enterprises

(a) *Transactions with other major state-owned enterprises*

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	Unaudited	
	Six months ended 30 June	
	2008	2007 (As restated)
Purchase of CDMA handsets (for discontinued operations)	**18,140**	24,193
Construction and installation fee	**189,920**	173,453
Maintenance and repair expense	**30,392**	23,532
Purchase of equipment	**324,004**	237,822
Line leasing revenue	**330,198**	144,928
Finance income/costs, include:		
– Interest income	**74,383**	94,755
– Interest expense	**3,640**	6,756

(b) *Amounts due from and to other major state-owned enterprises*

The balances with other major state-owned enterprises in various line items of the unaudited condensed consolidated interim balance sheet are listed as follows:

	Unaudited 30 June 2008	Audited 31 December 2007
Current assets		
Prepayment and other current assets	**44,441**	53,418
Short-term bank deposit	**140,795**	527,885
Cash and cash equivalents	**9,045,055**	6,525,506
Non-current liabilities		
Long-term bank loans	**200,000**	200,000
Current liabilities		
Payables and accrued liabilities	**469,325**	667,749

As at 30 June 2008, cash and cash equivalents of approximately RMB2.6 billion were classified as assets held for sale.

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTIONS (continued)

21.4 Key management compensation

The aggregate amounts of fees and emoluments paid/payable to directors of the Company during the six months ended 30 June 2008 and 2007 are set out below:

	Unaudited	
	Six months ended 30 June	
	2008	2007
Non-executive directors:		
Fees	**963**	932
Other benefits (a)	**106**	305
	1,069	1,237
Executive directors:		
Fees	**–**	–
Other emoluments		
– Salaries and allowances	**5,126**	6,385
– Bonuses paid and payable	**3,593**	4,778
– Other benefits (a)	**920**	2,098
– Contributions to pension schemes	**87**	83
	9,726	13,344
	10,795	14,581

(a) Other benefits represent the share options granted to the directors of the Company under the Company's share option schemes.

(All amounts in RMB thousands unless otherwise stated)

22. CONTINGENCIES AND COMMITMENTS

22.1 Capital commitments

As at 30 June 2008 and 31 December 2007, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	Unaudited			Audited
	30 June 2008			31 December 2007
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	**718,250**	**2,778,512**	**3,496,762**	3,252,464
Authorised but not contracted for	**853,918**	**3,277,904**	**4,131,822**	2,380,180
Total	**1,572,168**	**6,056,416**	**7,628,584**	5,632,644

As at 30 June 2008, approximately RMB119 million (31 December 2007: approximately RMB153 million) of capital commitment outstanding was denominated in US dollars, equivalent to approximately USD17 million (31 December 2007: approximately USD21 million).

The capital commitments are mainly related to continuing operations.

22.2 Operating lease commitments

As at 30 June 2008 and 31 December 2007, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	Unaudited				Audited
	30 June 2008				31 December 2007
	Land and buildings	**Equipment**	**CDMA network capacity (a)**	**Total**	Total
Leases expiring:					
– not later than one year	**962,267**	**144,533**	**3,448,530**	**4,555,330**	8,517,302
– later than one year and not later than five years	**2,340,135**	**178,032**	**–**	**2,518,167**	2,152,843
– later than five years	**1,597,363**	**61,441**	**–**	**1,658,804**	1,740,344
Total	**4,899,765**	**384,006**	**3,448,530**	**8,732,301**	12,410,489

(a) The above CDMA network capacity commitment was estimated based on the Minimum Lease Fee pursuant to 2006 CDMA Lease Agreement. This is related to discontinued operations.

(All amounts in RMB thousands unless otherwise stated)

22. CONTINGENCIES AND COMMITMENTS (continued)

22.3 Commitment to purchase CDMA handsets

As at 30 June 2008, the Group committed to purchase CDMA handsets from third party vendors amounting to approximately RMB1,495 million (31 December 2007: approximately RMB2,435 million). This commitment is related to discontinued operations.

23. EVENTS AFTER BALANCE SHEET DATE

23.1 The proposed disposal of the Group's CDMA Business to China Telecom

Further to the announcement on 2 June 2008 in connection with the proposed disposal of the CDMA Business by the Group to China Telecom, on 27 July 2008, the Company, CUCL and China Telecom entered into the Disposal Agreement, which sets out the detailed terms and conditions on which the Company and CUCL will sell, and China Telecom will purchase, the CDMA Business. For details, refer to Note 1.

23.2 Proposed merger between the Company and China Netcom by the Scheme

Further to the joint announcement on 2 June 2008 for the Proposed Merger, on 13 August 2008, the Company further announced:

(i) *Proposed change of accounting policies*

If the proposed merger of the Company and China Netcom ("Enlarged Group") is completed, China Netcom will become a wholly-owned subsidiary of the Company and the financial statements of the China Netcom will be consolidated into the financial statements of the Group. In order to ensure consistency of accounting policies for buildings and fixed line telecommunications equipment adopted by the Enlarged Group and to enhance the comparability with the accounting policies adopted by other fixed line telecommunications operators, the Board of Directors of the Company, on 25 July 2008, has approved the change in the following accounting policies of the Group, which will take effect only on completion of the proposed merger of the Company and China Netcom:

(a) buildings of the Group will be stated at historical costs (less accumulated depreciation and accumulated impairment losses) instead of at revalued amounts; and

(b) telecommunications equipment of long distance, data and internet business of the Group will be stated at revalued amounts instead of historical costs (less accumulated depreciation and accumulated impairment losses).

(All amounts in RMB thousands unless otherwise stated)

23. EVENTS AFTER BALANCE SHEET DATE (continued)

23.2 Proposed merger between the Company and China Netcom by the Scheme (continued)

(ii) New connected transactions

Upon completion of the Proposed Merger and the Scheme becoming effective, China Netcom will become a wholly-owned subsidiary of the Company and the parent company of China Netcom will become a connected person of the Company. Accordingly, the existing continuing connected transactions between China Netcom and its subsidiaries (which will become subsidiaries of the Company) and the parent company of China Netcom will become new continuing connected transactions of the Group with effect from the effective date of the Proposed Merger.

In addition, there are existing continuing transactions between certain subsidiaries of the Company and the parent company of China Netcom. Upon completion of the Proposed Merger and the Scheme becoming effective, such existing continuing transactions will become new continuing connected transactions of the Group with effect from the effective date of the Proposed Merger. CUCL and the parent company of China Netcom have entered into certain framework agreements to record the principles governing, and the principal terms of, such existing continuing transactions.

Furthermore, pursuant to an agreement dated 12 August 2008 entered into between Unicom Group and A Share Company and a transfer agreement dated 12 August 2008 entered into between A Share Company, CUCL and China Netcom (Group) Company Limited ("CNC China", a company established in the PRC with limited liability as a wholly foreign owned enterprise and a wholly-owned subsidiary of China Netcom), the terms of the continuing connected transactions between the Group and Unicom Group that were approved on 1 December 2006 by the independent shareholders of the Company (the details of which were set out in the circular issued to the shareholders of the Company dated 10 November 2006), will be amended with effect from the effective date of the Proposed Merger to include CNC China as a party and to facilitate the business and operations of the Enlarged Group.

(iii) Proposed amendment to articles of association

The articles of association currently permit the Board of Directors to deal with fractional Company's shares only in certain circumstances. The Board of Directors has proposed that the articles of association be amended in order to give the Board of Directors greater flexibility to deal with any fractional Company's shares which arise as a result of an issue of the Company's shares by the Company.

(iv) Proposed change of company name

Conditional upon the Scheme becoming effective, the Board of Directors has proposed that the name of the Company be changed from "China Unicom Limited" in English and " 中國聯通股份有限公司 " in Chinese to "China Unicom (Hong Kong) Limited" in English and " 中國聯合網絡通信（香港）股份有限公司 " in Chinese, respectively, with effect from the effective date of the Scheme.

The extraordinary general meeting is expected to be held by the Company on 16 September 2008 for the purpose of considering and approving the above proposals.

24. COMPARATIVE FIGURES

As stated in Note 2, 2007 comparative figures have been restated to reflect the effects of Business Combination under common control, which is accounted for using merger accounting in accordance with AG 5. In addition, the results and cash flows of the CDMA business segment have been re-presented as discontinued operations in accordance with HKFRS 5 and therefore, the 2007 comparative figures of the unaudited condensed consolidated interim income statement and cash flow statement were also restated accordingly.

25. APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 25 August 2008.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 11 to 57, which comprises the condensed consolidated interim balance sheet of China Unicom Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2008 and the related condensed consolidated interim income statement, condensed consolidated interim statement of changes in equity and condensed consolidated interim cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
25 August 2008

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme were amended on 13 May 2002 and 11 May 2007, respectively. Under the amended Share Option Scheme:

(1) share options may be granted to employees including all directors of the Company;

(2) any grant of share options to a connected person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(3) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such options are offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the options; and

(c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the options granted to a participant of the Share Option Scheme (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 30 June 2008, 210,220,000 share options had been granted and remain valid under the Share Option Scheme, of which 5,170,000 share options are being held by the directors and their associates. All of the options granted and which were outstanding as at 30 June 2008 are governed by the amended terms of the Share Option Scheme as stated herein.

For the six months ended 30 June 2008, 23,862,800 options granted under the Share Option Scheme had been exercised. Among which, 1,218,000 options were exercised at the price of HKD15.42 per share, 1,260,000 options were exercised at the price of HKD6.18 per share, 1,788,800 options were exercised at the price of HKD4.30 per share, 9,404,000 options were exercised at the price of HKD5.92 per share and 10,192,000 options were exercised at the price of HKD6.35 per share.

2. Pre-global Offering Share Option Scheme

On 1 June 2000, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002 and 11 May 2007. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme as stated above except that:

(1) the price of each share payable upon the exercise of an option shall be HKD15.42 (excluding brokerage fee and Hong Kong Stock Exchange transaction levy);

(2) the period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(3) no further options can be granted under the scheme.

As at 30 June 2008, 16,977,600 share options had been granted and remain valid under the Pre-Global Offering Share Option Scheme, of which 292,600 options are being held by the directors. All of the options granted and which were outstanding as at 30 June 2008 are governed by the amended terms of the Pre-Global Offering Share Option Scheme as stated herein.

For the six months ended 30 June 2008, 4,149,200 options granted under the Pre-Global Share Option Scheme had been exercised.

3. Financial Impact and Valuation of Share Options Granted

The Company recognised share-based employee compensation costs over the vesting period based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model in which the impact of any non-market vesting conditions is not considered.

4. Directors', Chief Executive's and Employees' Interest under the Pre-Global Offering Share Option Scheme and the Share Option Scheme

	Capacity and Nature	Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2008[1]	Movement During the Period			No. of Options Outstanding as at 30 June 2008[1]
					Granted[1]	Exercised[1]	Forfeited[1]	
Directors								
Chang Xiaobing	Beneficial owner (Personal)	21 December 2004	6.20	526,000	–	–	–	526,000
		15 February 2006	6.35	800,000	–	–	–	800,000
								1,326,000
Tong Jilu	Beneficial owner (Personal)	30 June 2001	15.42	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	200,000	–	92,000
		15 February 2006	6.35	500,000	–	–	–	500,000
	Beneficial owner (Spouse)	20 July 2004	5.92	32,000	–	–	–	32,000
		15 February 2006	6.35	40,000	–	–	–	40,000
								956,000
Li Gang	Beneficial owner (Personal)	15 February 2006	6.35	500,000	–	–	–	500,000
Zhang Junan	Beneficial owner (Personal)	15 February 2006	6.35	500,000	–	–	–	500,000
Lu Jianguo	Beneficial owner (Personal)	22 June 2000	15.42	292,600	–	–	–	292,600
		20 July 2004	5.92	292,000	–	–	–	292,000
		15 February 2006	6.35	500,000	–	–	–	500,000
								1,084,600
Lee Suk Hwan	–	–	–	–	–	–	–	–
Wu Jinglian	Beneficial owner (Personal)	21 May 2003	4.30	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	–	–	292,000
								584,000
Shan Weijian	Beneficial owner (Personal)	21 May 2003	4.30	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	–	–	292,000
								584,000
Cheung Wing Lam, Linus	–	–	–	–	–	–	–	–
Wong Wai Ming	–	–	–	–	–	–	–	–

	Capacity and Nature	Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2008[1]	Movement During the Period Granted[1]	Exercised[1]	Forfeited[1]	No. of Options Outstanding as at 30 June 2008[1]
Employees		22 June 2000	15.42	20,834,200	–	4,149,200	–	16,685,000
		30 June 2001	15.42	5,316,000	–	1,218,000	–	4,098,000
		10 July 2002	6.18	3,308,000	–	1,260,000	–	2,048,000
		21 May 2003	4.30	10,508,800	–	1,788,800	18,000	8,702,000
		20 July 2004	5.92	49,724,000	–	9,204,000	62,000	40,458,000
		21 December 2004	6.20	128,000	–	–	–	128,000
		15 February 2006	6.35	161,726,000	–	10,192,000	1,990,000	149,544,000
								221,663,000
Total				**257,279,600**				**227,197,600**

Notes:

1. Each option gives its holder the right to subscribe for one share.

2. Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Li Zhengmao and Mr. Miao Jianhua resigned as executive director on 23 May 2008. The number of options outstanding as at 1 January 2008 included a total of 3,201,000 options held by Mr. Shang Bing, Mr. Yang Xiaowei and Mr. Li Zhengmao.

3. Particulars of the share options are as follows:

Date of Grant	**Exercise Period**
Options granted under the Pre-Global Offering Share Option Scheme:	
22 June 2000	22 June 2002 to 21 June 2010
Options granted under the Share Option Scheme:	
30 June 2001	30 June 2001 to 22 June 2010
10 July 2002	10 July 2003 to 9 July 2008 (in respect of 40% of the options granted) 10 July 2004 to 9 July 2008 (in respect of 30% of the options granted) 10 July 2005 to 9 July 2008 (in respect of the remaining 30% of the options granted)
21 May 2003	21 May 2004 to 20 May 2009 (in respect of 40% of the options granted) 21 May 2005 to 20 May 2009 (in respect of 30% of the options granted) 21 May 2006 to 20 May 2009 (in respect of the remaining 30% of the options granted)
20 July 2004	20 July 2005 to 19 July 2010 (in respect of 40% of the options granted) 20 July 2006 to 19 July 2010 (in respect of 30% of the options granted) 20 July 2007 to 19 July 2010 (in respect of the remaining 30% of the options granted)
21 December 2004	21 December 2005 to 20 December 2010 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2010 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2010 (in respect of the remaining 30% of the options granted)
15 February 2006	15 February 2008 to 14 February 2012 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the options granted)

Please also refer to Note 17 to the unaudited condensed consolidated interim financial information set out in this report for additional description, financial impact and valuation of the respective share option schemes.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND RIGHTS TO ACQUIRE SHARES

As at 30 June 2008, save as disclosed in the paragraph "Share Option Schemes of the Company - 4. Directors', Chief Executive's and Employees' Interest under the Pre-Global Offering Share Option Scheme and the Share Option Scheme" herein above, none of the directors or chief executive of the Company had, or were deemed to have, interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Hong Kong Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

Please refer to the paragraph "Share Option Schemes of the Company - 4. Directors', Chief Executive's and Employees' Interest under the Pre-Global Offering Share Option Scheme and the Share Option Scheme" herein above for the interests held and rights to acquire shares by the directors and chief executive of the Company under the Pre-Global Offering Share Option Scheme and the Share Option Scheme as at 30 June 2008.

Save as disclosed herein, at no time during the six months ended 30 June 2008, was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Furthermore, save as those disclosed herein, as at 30 June 2008, none of the directors or chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures in the Company or any of its associated corporations as defined in the SFO.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of every person, other than a director or chief executive of the Company, in the shares or underlying shares of the Company as having been notified to the Company and recorded in the register required to be kept under section 336 of the SFO as at 30 June 2008:

		Ordinary shares held		Percentage of total
		Directly	Indirectly	issued share capital
(i)	China United Telecommunications Corporation ("Unicom Group") [1]	–	9,725,000,020	71.18%
(ii)	China United Telecommunications Corporation Limited ("A Share Company") [1]	–	9,725,000,020	71.18%
(iii)	China Unicom (BVI) Limited ("China Unicom (BVI)") [1]	9,725,000,020	–	71.18%
(iv)	SK Telecom Co., Ltd	899,745,075	–	6.59%

Notes:

1. Because of the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the SFO, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

Save as disclosed above, as at 30 June 2008, no person or corporation had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Please also refer to Note 11 to the unaudited condensed consolidated interim financial information set out in this report for the shareholding position of the Company's shares as at 30 June 2008.

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2008 be declared.

CHARGE ON ASSETS

As at 30 June 2008, no property, plant and equipment was pledged to banks as loan security (30 June 2007: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2008, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company's listed shares.

BOARD OF DIRECTORS

The directors during the period were:

Executive directors:

Chang Xiaobing *(Chairman)*
Tong Jilu
Li Gang
Zhang Junan
Shang Bing (resigned on 23 May 2008)
Yang Xiaowei (resigned on 23 May 2008)
Li Zhengmao (resigned on 23 May 2008)
Miao Jianhua (resigned on 23 May 2008)

Non-executive director:

Lu Jianguo
Lee Suk Hwan

Independent non-executive directors:

Wu Jinglian
Shan Weijian
Cheung Wing Lam, Linus
Wong Wai Ming

AUDIT COMMITTEE

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of external auditors and their fees; supervising the external auditors and determining the potential impact of non-audit services on auditors' independence; reviewing the quarterly, interim and annual financial statements; coordinating and discussing with external auditors any problems and comments raised by them during the statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The Committee meets at least four times each year. The Committee assists the Board in its review of the financial statements and ensures effective internal controls and efficient auditing.

The Audit Committee, together with the management of the Company, have reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2008.

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus, all being the independent non-executive directors of the Company. The Chairman of the Committee is Mr. Wong Wai Ming.

REMUNERATION COMMITTEE

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies proposed by the management, the remuneration scheme of the directors and the senior management as well as the share option schemes. The Remuneration Committee conducts performance appraisals for the Chief Executive Officer and determines his year-end bonus pursuant to the performance target contract entered into between the Company and the Chief Executive Officer. The Chief Executive Officer is responsible for the performance appraisal and the determination of the performance-based year-end bonuses for the other members of the Company's management. The results are subject to the review of the Committee. The Committee meets at least once a year.

The Remuneration Committee comprises Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, both of whom are the independent non-executive directors of the Company, and Mr. Lu Jianguo, who is a non-executive director of the Company. The Chairman of the Committee is Mr. Wu Jinglian.

CORPORATE GOVERNANCE

1. **Compliance with Code of Corporate Governance Practices**

   The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the "Code Provision") as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2008 except the followings:

   (a) Under Code Provision A.2.1, the roles and responsibilities of chairman and chief executive officer should be separate and should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has been the Chairman and Chief Executive Officer of the Company since December 2004. Mr. Shang Bing was the Company's President from November 2004 to May 2008 (Mr. Shang Bing has resigned as the President of the Company on 23 May 2008). Mr. Chang Xiaobing chairs the Board and is responsible for all material affairs, including development, business strategy, operation and management of the Company. The President of the Company is responsible for the daily operation and management of the Company. The Board believes that at the present stage, this arrangement achieves the aforesaid principle of separation of responsibilities. It also facilitates the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business. As the Company is proposing to merge with China Netcom Group Corporation (Hong Kong) Limited ("Netcom") (for details, please refer to the paragraph headed "Recent Significant Developments" below), upon completion of the merger, Mr. Chang Xiaobing will become the Chairman and Chief Executive Officer of the enlarged group. The management of the enlarged group is expected to be mainly drawn from the existing management teams of the Company and Netcom, and the management teams of the Company and Netcom will be integrated and utilized to an optimal capacity in order to realize the synergies of the combined businesses of the enlarged group.

(b) Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at the general meeting pursuant to the Company's articles of association and are subject to re-election by shareholders pursuant to the relevant requirements.

2. Model Code for Securities Transactions by Directors' of the Company

The Company has prepared the Procedures for Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions for the six months ended 30 June 2008.

3. Requirements under Section 404 of the Sarbanes-Oxley Act of 2002 (the "SOX Act")

The Company has strongly emphasized on the compliance with the requirements under Section 404 of the Sox Act ("Section 404"). Under Section 404, the management is responsible for establishing and maintaining adequate internal controls over financial reporting. As of 31 December 2007, the management conducted an assessment on the effectiveness of the Company's internal controls over financial reporting and concluded that the Company's internal controls over financial reporting as of 31 December 2007 was effective. The independent auditor of the Company also expressed an unqualified opinion on the effectiveness of internal controls over financial reporting of the Company as of 31 December 2007 in their audit report. The management's assessment and the independent auditors' audit report are included in the Company's annual report on Form 20-F for the year ended 31 December 2007, as filed with the United States Securities Exchange Commission on 20 June 2008.

4. Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by US Companies under the New York Stock Exchange's Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. The Company is also subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. However, as a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its internet website www.chinaunicom.com.hk a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange's listing standards.

5. Appendix 16 of the Listing Rules

According to paragraph 40 of Appendix 16 to the Listing Rules headed "Disclosure of Financial Information", save as disclosed herein, the Company confirms that the Company's current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company's 2007 Annual Report.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2008, the Group employed approximately 130 and 57,000 staff in Hong Kong and Mainland China, respectively. Also, the Group employed approximately 60,000 temporary staff in Mainland China. For the six months ended 30 June 2008, the employee benefit expenses for the Group were RMB3.83 billion (for the six months ended 30 June 2007: RMB3.52 billion), in which employee benefit expenses for continuing operations were RMB2.79 billion (for the six months ended 30 June 2007: RMB2.60 billion). The Group endeavors to maintain its employees' remuneration in line with market trend and maintain its competitiveness. Employees' remuneration is determined in accordance with its remuneration and bonus system based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits, internal and external training programmes, varying based on their individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible staff for subscribing to the Company's shares.

RECENT SIGNIFICANT DEVELOPMENTS

This report contains the interim financial information of the Group for the six months ended 30 June 2008. Since 30 June 2008, there have been significant developments in the business and operations of the Company which are expected to have a material impact on the business, financial and trading prospects of the Group in the future. These recent development events are summarized herein and set out below.

1. Proposed Merger with Netcom

On 2 June 2008, the boards of directors of the Company and Netcom jointly announced that the Company had formally presented to the board of directors of Netcom, and requested the board of directors of Netcom to put forward to the shareholders of Netcom for consideration, the proposals relating to the merger of the Company and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Scheme"). Upon the Scheme becoming effective, Netcom will become a wholly-owned subsidiary of the Company and the listings of Netcom's shares and ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, will be withdrawn, respectively.

The proposals constitute a very substantial acquisition for the Company under the Listing Rules and are therefore subject to the approval of the Company's shareholders at an extraordinary general meeting to be held on 16 September 2008 in accordance with the details set out in a notice of extraordinary general meeting of the Company dated 15 August 2008. The details of the very substantial acquisition are set out in a circular of the Company dated 15 August 2008 (the "VSA Circular"), which also includes, in Appendix IV to the VSA Circular, the full text of the document in respect of the Scheme (the "Scheme Document"). You may download and view the VSA Circular from the Company's website at www.chinaunicom.com.hk or the Hong Kong Stock Exchange's website at www.hkexnews.hk.

If the Scheme is approved, all other conditions of the Scheme as specified in the Scheme Document have been satisfied or waived, as applicable, and the proposals become effective, the Company intends to continue with the existing business of Netcom and has no intention to introduce any major changes to the business of Netcom or to redeploy any fixed assets of Netcom and its subsidiaries (the "Netcom Group"). After the completion of the proposed merger, the enlarged group is expected to be an integrated telecommunications operator offering wireless, fixed-line, broadband, data and value added services to its subscribers, and is expected to be granted a 3G license. The Company intends to take measures to combine the experience and technologies of the Group and the Netcom Group in the wireless and fixed-line businesses, respectively, to promote business innovation and competitiveness and to improve operating and financial performance through developing targeted business strategies according to the dynamic market developments. By combining the resources and business strengths of the Company and Netcom in different areas, and upon obtaining a license for mature 3G technology, it is intended that after the completion of the proposed merger, the enlarged group will aim to become a world-class provider of broadband communications and information services, establishing competitive advantages in technology, products and services, providing professional and multi-tiered information services and satisfying the changing and diverse needs of China's telecommunications market.

2. **Change of Company's name**

Conditional upon the Scheme becoming effective, the directors propose that the name of the Company be changed from "China Unicom Limited" in English and "中國聯通股份有限公司" in Chinese to "China Unicom (Hong Kong) Limited" in English and "中國聯合網絡通信（香港）股份有限公司" in Chinese, respectively, with effect from the effective date of the Scheme. The stock trading name currently used by the Company will remain unchanged. Please see the VSA Circular for further details of the proposed change of the Company's name.

3. **Special Purpose Share Option Scheme**

In connection with the proposed merger, it is also proposed that the Company adopts the Special Purpose Share Option Scheme. Pursuant to the proposal to Netcom's optionholders made in connection with the proposed merger, the Company will grant Netcom's optionholders new options to be issued by the Company pursuant to the Special Purpose Share Option Scheme in consideration for the cancellation of their Netcom options outstanding (whether vested or not) at the record time for determining their entitlements under the option proposal referred to above. The Special Purpose Share Option Scheme will provide the Company with a means to incentivize and retain Netcom's optionholders, who are middle to senior management staff of the Netcom Group, and to encourage them to diligently achieve an enhancement in the value of the Company.

A summary of the principal terms of the Special Purpose Share Option Scheme (including the exercise price of the options and the number of options to be granted under the Special Purpose Share Option Scheme) is set out in Appendix II to the VSA Circular.

4. **CDMA Business Disposal**

On 2 June 2008, the Company, China Unicom Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company), and China Telecom Corporation Limited ("China Telecom") entered into a CDMA business disposal framework agreement which sets out the terms and conditions on which the Company, CUCL and China Telecom will proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom will purchase, the CDMA business of CUCL. On 27 July 2008, these parties further entered into a CDMA business disposal agreement which sets out the detailed terms and conditions on which CUCL and the Company will sell, and China Telecom will purchase, the CDMA business. The consideration for the CDMA business disposal is RMB43.8 billion (approximately HK$50.0 billion) and is payable in cash by China Telecom in three installments. The consideration is subject to a price adjustment mechanism, which is based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, as set out in a circular issued by the Company dated 1 August 2008 (the "CDMA Disposal Circular"). Based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, and as agreed by the Company and China Telecom, there will be no adjustment to the consideration as a result of the price adjustment mechanism.

In connection with the CDMA business disposal, on 27 July 2008, CUCL agreed to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon") and to terminate the CDMA lease pursuant to which CUCL leases capacity on the CDMA network from Unicom New Horizon, in each case with effect from the completion of the CDMA business disposal. The CDMA business disposal constitutes a major transaction for the Company and is subject to the approval of the Company's shareholders at the extraordinary general meeting of the Company to be held on 16 September 2008 in accordance with the details set out in a notice of extraordinary general meeting of the Company dated 1 August 2008. Each of the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease constitutes a connected transaction for the Company and is subject to the approval of the independent shareholders of the Company.

The CDMA business disposal is subject to various conditions, including, among other things, (a) the approval of the Company's shareholders and the shareholders of China United Telecommunications Corporation Limited ("Unicom A Share Company") for the CDMA business disposal, (b) the approval of the independent shareholders of the Company and the non-affiliated shareholders of Unicom A Share Company for the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease, (c) the approval of the independent shareholders of China Telecom for the leasing of capacity on the CDMA network by China Telecommunications Corporation to China Telecom and (d) the receipt of any other necessary regulatory or corporate approvals for the completion of the CDMA business disposal.

The directors believe that the terms of the CDMA business disposal are fair and reasonable and in the interests of the Company's shareholders as a whole. In recent years, the Company's GSM business has become the most significant contributor to its financial and operational performance. In the interest of reducing the complexity facing its operations and management and deploying resources to enhance focus on the development of its GSM business and relevant brands so as to maximise the shareholder value and return on investment, the directors therefore propose to dispose of the Company's CDMA business. The disposal will enable the Company to better focus its financial and operational resources on the enhancement of its GSM business and the future development of 3G services.

For detailed information about the CDMA business disposal, please see the announcement issued by the Company on 28 July 2008 and the CDMA Disposal Circular. You may download and view these documents from the Company's website at www.chinaunicom.com.hk or the Hong Kong Stock Exchange's website at www.hkexnews.hk.

FORWARD-LOOKING STATEMENTS

The Company would like to caution investors and readers about the forward-looking nature of some of the statements contained in this report. Such forward-looking statements may include, without limitation, the Company's operating strategy and future plan; its restructuring plan; its capital expenditure plan; its future business condition and financial results; its abilities to upgrade and expand networks and increase network efficiency; its ability to improve existing services and offer new services; its ability to develop new technology applications; its ability to leverage its position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand for the Company's services; and future regulatory and other developments in the PRC telecommunications industry.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors that may be beyond the Company's control, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MII (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MII, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC; any decisions by the PRC government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the PRC telecommunications industry; any changes in the effects of competition on the demand and price of the Company's telecommunications services; the effect of the Company's restructuring and the integration of the Company and China Netcom Group Corporation (Hong Kong) Limited following the completion of the proposed merger; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC, including the PRC government's policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market.

By Order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 25 August 2008

為綜合電信營運商的地位以及開拓新業務及新市場的能力；對本公司服務的市場需求的日後增長；以及中國電信行業的未來監管及其他發展。

該等前瞻性陳述反映本公司現時對未來事項的看法。實際結果可能因多項不受本公司控制的因素而與前瞻性陳述所載資料有重大分別。該等因素包括但不限於中國電信業的監管機制和重要政策的任何變化，包括主要行業監管機構即工業和信息化部(其承襲了前信息產業部的監管職能)的體制或職能的變更，或者工業和信息化部、國務院國有資產監督管理委員會和中國其他相關政府部門監管政策的變更；中國政府關於第三代移動通信技術標準和牌照的任何決定；正進行的中國電信業重組的結果；對本公司的電信服務的需求和價格的競爭影響的變化；本公司重組及於完成建議合併後本公司與中國網通集團(香港)有限公司整合的影響；電信和有關技術以及基於該等技術之應用方面的任何變化；以及中國的政治、經濟、法律和社會狀況(包括中國政府關於經濟增長、中國電信業的重組和其他體制變化、外匯、外商投資和外國公司進入中國電信市場的政策)的變化。

承董事會命
朱嘉儀
公司秘書

香港，二零零八年八月二十五日

就有關CDMA業務出售而言，聯通運營公司於二零零八年七月二十七日同意放棄行使其向聯通新時空移動通信有限公司(「聯通新時空」)購買CDMA網絡的選擇權，並終止聯通運營公司向聯通新時空租用CDMA網絡容量的CDMA租約，上述兩項事項均將於CDMA業務出售完成時生效。CDMA業務出售構成本公司的一項主要交易，並須獲本公司股東在將於二零零八年九月十六日舉行的本公司股東特別大會上按照本公司日期為二零零八年八月一日的股東特別大會通告所載的詳情批准，方可作實。聯通運營公司放棄購買CDMA網絡的選擇權以及終止CDMA租約各自均構成本公司的一項關連交易，並均須獲本公司獨立股東批准，方可作實。

CDMA業務出售須受多項條件限制，其中包括(a)獲本公司股東及中國聯合通信股份有限公司(「聯通A股公司」)股東批准CDMA業務出售；(b)獲本公司獨立股東及聯通A股公司非關聯股東批准聯通運營公司放棄購買CDMA網絡的選擇權及批准終止CDMA租約；(c)獲中國電信獨立股東批准中國電信向中國電信集團公司租用CDMA網絡容量；及(d)獲得完成CDMA業務出售所需的任何其他監管或公司批准。

董事相信CDMA業務出售的條款屬公平合理，且符合本公司股東的整體利益。近年，本公司的GSM業務已成為本公司財務與營運表現的最主要部份。為減少本公司所面對的經營和管理的複雜性，及集中資源着重發展本公司的GSM業務和相關品牌，以實現股東價值最大化和提高投資回報，董事因而建議出售本公司的CDMA業務。出售CDMA業務將使本公司能夠更好地將其財務和營運資源集中於發展其GSM業務以及日後發展的3G服務。

有關CDMA業務出售的詳情，請參閱本公司於二零零八年七月二十八日刊登的公告及CDMA業務出售通函。閣下可於本公司網站www.chinaunicom.com.hk或香港聯交所網站www.hkexnews.hk下載及閱覽該等文件。

前瞻性陳述

本公司促請投資者及讀者注意本報告書所載若干陳述的前瞻性質。該等前瞻性陳述可能包括但不限於本公司經營策略及未來計劃；其重組計劃；其資本開支計劃；其未來業務狀況及財務業績；其提升及擴展網絡並提高網絡效率的能力；其改善現有服務及提供新服務的能力；其開發新技術應用的能力；充份發揮其作

2. 更改公司名稱

董事會建議待協議安排生效後將本公司的中英文名稱分別由「China Unicom Limited」及「中國聯通股份有限公司」更改為「China Unicom (Hong Kong) Limited」及「中國聯合網絡通信(香港)股份有限公司」，並由協議安排的生效日期起生效。本公司現時使用的股票買賣名稱將維持不變。有關建議更改公司名稱的其他詳情，請參閱非常重大收購事項通函。

3. 特殊目的購股權計劃

就建議合併而言，亦建議本公司採納特殊目的購股權計劃。根據就建議合併而同時向網通購股權持有人提出的建議，本公司將會根據特殊目的購股權計劃向網通購股權持有人授予本公司新購股權，作為註銷彼等於協議安排記錄時間持有的尚未行使的網通購股權(不論是否已歸屬)的代價。特殊目的購股權計劃將為本公司提供一個激勵及挽留網通購股權持有人(為網通集團的中高層管理人員)，及鼓勵彼等努力不懈提升本公司價值的途徑。

特殊目的購股權計劃的主要條款概要(包括購股權的行使價及根據特殊目的購股權計劃將授予的購股權數目)載列於非常重大收購事項通函附錄二。

4. CDMA業務出售

於二零零八年六月二日，本公司、中國聯通有限公司(「聯通運營公司」，本公司的全資附屬公司)與中國電信股份有限公司(「中國電信」)訂立了關於CDMA業務出售的框架協議，載列本公司、聯通運營公司與中國電信將進行CDMA業務出售的條款及條件。據此，聯通運營公司將出售，而中國電信將購買聯通運營公司的CDMA業務。於二零零八年七月二十七日，上述訂約方進一步訂立CDMA業務出售協議，載列聯通運營公司及本公司將出售及中國電信將購買CDMA業務的詳細條款及條件。CDMA業務出售的代價為人民幣438億元(約500億港元)，由中國電信分三期以現金方式支付。如本公司於二零零八年八月一日刊發的通函(「CDMA業務出售通函」)所載，代價受一項按本集團截至二零零七年六月三十日止及二零零八年六月三十日止六個月期間實現的CDMA服務收入計算之價格調整機制所限。基於本集團截至二零零七年六月三十日止及二零零八年六月三十日止六個月期間實現的CDMA服務收入，並經本公司與中國電信同意，根據價格調整機制規定無需對上述代價進行調整。

近期重大發展

本報告載有本集團截至二零零八年六月三十日止六個月的中期財務資料。二零零八年六月三十日後，本公司的業務與營運取得重大發展，預期此重大發展將會對本集團日後的業務、財務及交易前景有著舉足輕重的影響。這些近期發展事宜概述如下。

1. **建議與網通合併**

於二零零八年六月二日，本公司和網通各自的董事會聯合公佈，本公司已正式向網通董事會提呈建議，並請求網通董事會向網通股東提出建議，以審議擬進行的本公司與網通的合併，其方法是網通根據公司條例(香港法例第32章)第166條的規定實施協議安排(「協議安排」)。協議安排生效後，網通將成為本公司的全資附屬公司，而網通股份及網通美國託存股份將分別於香港聯交所及紐約證券交易所撤銷上市。

根據上市規則，該建議構成本公司的一項非常重大收購事項，因此須經本公司股東在將於二零零八年九月十六日舉行的股東特別大會上按照本公司日期為二零零八年八月十五日的本公司股東特別大會通告所載的詳情批准後方可作實。非常重大收購事項的詳情載列於本公司日期為二零零八年八月十五日的通函(「非常重大收購事項通函」)，非常重大收購事項通函的附錄四亦轉載了協議安排文件(「協議安排文件」)的全文。閣下可於本公司網站www.chinaunicom.com.hk或香港聯交所網站www.hkexnews.hk下載及閱覽非常重大收購事項通函。

倘協議安排獲批准，協議安排下在協議安排文件內列明的所有其他條件達成或獲豁免(如適用)及該建議生效後，本公司擬繼續經營網通的現有業務，且無意對網通的業務作出任何重大調整，亦無意重新調動網通及其附屬公司(「網通集團」)的任何固定資產。於建議合併完成後，預期經擴大集團將成為一家綜合電信營運商，為其用戶提供無線、固網、寬帶、數據及增值服務，並預期將獲發3G牌照。本公司擬整合本集團及網通集團於無線與固網業務方面的經驗與技術，以促進業務創新及提高競爭力，並基於動態的市場發展而制定有針對性的業務策略從而改善營運及財務表現。透過將本公司與網通於不同領域中的資源與業務優勢互相結合，於取得成熟的3G技術牌照後，經擴大集團擬於建議合併完成後致力成為國際一流的寬帶通信和信息服務運營商，建立技術、產品與服務方面的競爭優勢、提供專業及多層面信息服務，並滿足中國電信市場不斷變化的多樣化需求。

4. **本公司企業管治制度與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異**

作為一家同時在香港聯交所和紐約股票交易所兩地上市的公司，本公司受相應香港法律法規的約束，包括上市規則和香港公司條例，同時亦受相應美國聯邦證券法律法規的約束，包括一九三四年美國證券交易法修改案和索克斯法案。本公司還須遵守紐約股票交易所上市規則中適用於非美國發行人的有關規定，但作為非美國發行人，本公司無須完全遵從紐約股票交易所的所有有關企業管治的規定。

根據紐約股票交易所上市公司手冊第303A.11款規定，本公司已將本公司企業管治的執行與美國公司應遵循的紐約股票交易所有關規定之主要差異的總結在本公司的網站www.chinaunicom.com.hk上予以披露。

5. **上市規則附錄十六**

根據上市規則附錄十六之《財務資料的披露》第四十段，除了在此報告已作披露者外，本公司確認有關附錄十六第三十二段所列事宜的現有公司資料與本公司二零零七年年報所披露的資料並無重大變動。

僱員及薪酬政策

於二零零八年六月三十日，本集團分別於香港及中國大陸共僱用約130名及57,000名員工，並於中國大陸共僱用了大約60,000名臨時員工。截至二零零八年六月三十日止六個月期間，本集團的僱員薪酬及福利開支為人民幣38.3億元（截至二零零七年六月三十日止六個月期間：人民幣35.2億元），其中持續經營業務的僱員薪酬及福利開支為人民幣27.9億元（截至二零零七年六月三十日止六個月期間：人民幣26.0億元）。本集團盡力保持僱員薪酬水平符合市場趨勢並保持其競爭力，僱員之薪酬乃根據本集團之薪金及花紅制度因應僱員表現而釐定。本集團亦為員工提供全面性的福利計劃及事業發展機會，包括退休福利、住房福利、按個別需要提供的內部及外間培訓課程。

本公司設有股份期權計劃，本公司可向合資格的員工授予股份期權以認購本公司股份。

將主要從本公司和網通的現有管理層調任，而本公司與網通的管理團隊將進行整合併充份發揮其管理能力，為經擴大集團的業務創造協同效益。

(b) 根據守則A.4.1條規定，非執行董事應按指定任期委任，並需接受重新選舉。本公司非執行董事並非按指定任期委任，但需根據本公司章程於股東大會上輪值告退，再按有關的規定，由股東決定對他們重選連任。

2. 本公司董事進行證券交易之標準守則

本公司按照上市規則附錄十之「上市公司董事進行證券交易標準守則」而制訂其「董事進行證券交易的程序」。本公司已作出特定查詢，本公司所有董事均確認彼等於截至二零零八年六月三十日止六個月內，一直遵守有關之證券交易程序。

3. 二零零二年美國薩班斯－奧克斯利法案(Sarbanes-Oxley Act)(以下簡稱「索克斯法案」)404條款的要求

本公司高度重視索克斯法案404條款(「404條款」)的要求。根據404條款的要求，管理層有責任建立及維護足夠的與財務報告相關的內部控制。本公司管理層就本公司於二零零七年十二月三十一日對與財務報告相關的內部控制的有效性進行了評估，並作出於二零零七年十二月三十一日與財務報告相關的內部控制有效的結論。本公司獨立審計師亦在其審計報告內對本公司於二零零七年十二月三十一日與財務報告相關的內部控制有效性的評估出具無保留意見。管理層的評估及獨立審計師出具的審計報告已列載於本公司於二零零八年六月二十日存檔於美國證券交易委員會(United States Securities and Exchange Commission)的截至二零零七年十二月三十一日止年度之20-F表年報內。

薪酬委員會

薪酬委員會的職責包括審議本公司管理層提出的薪酬政策，董事及高級管理人員的薪酬方案及股份期權計劃。薪酬委員會並根據本公司與首席執行官簽訂的業績合同，對首席執行官進行考核並決定其年終花紅，首席執行官則對其他管理層成員進行業績考核，並決定其年終花紅，再交由薪酬委員會進行審議。委員會每年最少舉行一次會議。

薪酬委員會成員包括吳敬璉先生及張永霖先生(兩位均為本公司之獨立非執行董事)和呂建國先生(為本公司之非執行董事)，並由吳敬璉先生出任委員會主席。

企業管治

1. 遵守企業管治常規守則

本公司致力於保持高水準之企業管治。本公司在截至二零零八年六月三十日止六個月期間，除以下方面，均遵守上市規則附錄十四所載之《企業管治常規守則》(「守則」)的要求：

(a) 根據守則A.2.1條規定，公司董事長與行政總裁的角色及職責應有區分，而不應由一人同時兼任。董事會理解守則原則為將董事會的管理從公司的日常經營管理清晰區分，以確保權力和授權分佈均衡。本公司自二零零四年十二月起由常小兵先生出任董事長兼首席執行官，本公司的總裁職務則自二零零四年十一月至二零零八年五月期間由尚冰先生出任(尚冰先生已於二零零八年五月二十三日辭任總裁職務)。常小兵先生主持本公司董事會和負責公司業務發展戰略和運營、管理等所有重大事務，而本公司日常運營和管理等方面的工作則由本公司總裁負責。董事會認為此安排已在職能上達至上述職責區分的目的，而上述安排可更有效率地制定及實施本公司之策略，從而協助本公司進一步有效地發展其業務。鑒於本公司正與中國網通集團(香港)有限公司(「網通」)進行建議合併(詳情請見下文「近期重大發展」一段)，待建議合併完成後，常小兵先生將成為經擴大集團的主席兼行政總裁。而經擴大集團的管理層預期

中期股息

董事會宣佈不派發截至二零零八年六月三十日止六個月期間的中期股息。

資產抵押

於二零零八年六月三十日，本集團沒有用固定資產抵押給銀行作為貸款擔保(二零零七年六月三十日：無)。

購回、出售或贖回公司上市股份

在截至二零零八年六月三十日止六個月期間，本公司或其附屬公司均未購回、出售或贖回本公司的任何上市股份。

董事會

於報告期間，本公司董事包括：

執行董事：

常小兵*(董事長)*
佟吉祿
李剛
張鈞安
尚冰　(於二零零八年五月二十三日辭任)
楊小偉　(於二零零八年五月二十三日辭任)
李正茂　(於二零零八年五月二十三日辭任)
苗建華　(於二零零八年五月二十三日辭任)

非執行董事：

呂建國
李錫煥

獨立非執行董事：

吳敬璉
單偉建
張永霖
黃偉明

審計委員會

審計委員會的主要職責包括審議委任外部審計師、處理審計師聘任、辭職和解聘、確定審計費用、監督外部審計師的工作及確定非審計服務對審計師獨立性的潛在影響、審閱季度、中期和年度財務報表、與外部審計師聯絡及討論在審計中發現的問題和意見、審閱外部審計師給管理層的信函和管理層的回應及審閱關於本公司內部控制程序相關的報告。委員會每年最少舉行四次會議，協助董事會履行其對財務報告的審閱，確保本公司得到有效的內控及高效率的審計。

審計委員會已經與管理層共同審閱本公司採納的會計政策及準則和本公司的內部控制程序，並已就本公司的財務申報事宜進行討論(包括審閱截至二零零八年六月三十日止六個月期間之中期財務資料)。

審計委員會成員包括黃偉明先生、吳敬璉先生、單偉建先生及張永霖先生(全部均為本公司之獨立非執行董事)，並由黃偉明先生出任委員會主席。

在本公司股本中的重大權益及淡倉

下表列出於二零零八年六月三十日，已通知本公司及須按該條例第336條保存的登記冊內所登記的每一人士(本公司的董事及行政總裁除外)於本公司的股份或相關股份中擁有的權益及淡倉：

	所持普通股		佔已發行
	直接持有	間接持有	股本百分比
(i) 中國聯合通信有限公司(「聯通集團」)[1]	—	9,725,000,020	71.18%
(ii) 中國聯合通信股份有限公司(「A股公司」)[1]	—	9,725,000,020	71.18%
(iii) 中國聯通(BVI)有限公司(「中國聯通(BVI)」)[1]	9,725,000,020	—	71.18%
(iv) SK電訊株式會社	899,745,075	—	6.59%

附註：

1. 由於聯通集團和A股公司直接或間接控制中國聯通(BVI)股東大會三分之一或以上表決權，根據該條例，中國聯通(BVI)的權益被視為聯通集團和A股公司持有的權益並因而已被納入其中。

除上表所列述外，於二零零八年六月三十日在按該條例第336條保存的名冊中，並無任何其他人士或公司在本公司的股份或相關股份中擁有權益或淡倉。

有關本公司股份於二零零八年六月三十日的持股情況載列於未經審核簡明綜合中期財務資料附註11。

董事的權益和淡倉及購買股份之權利

於二零零八年六月三十日，除在上文「公司股份期權計劃－4. 董事、行政總裁及僱員於全球發售前股份期權計劃及股份期權計劃下持有之權益」一段另有披露外，並無本公司董事及最高行政人員在本公司或其任何相關法團（按證券及期貨條例第XV部賦予的涵義）擁有或視為擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及香港聯交所（包括根據此等證券及期貨條例規定被當作或視作持有的權益及淡倉）；或依據證券及期貨條例第352條須登入該條例所述登記冊；或根據上市規則內上市公司董事進行證券交易的標準守則須知會聯通及香港聯交所的本公司股份、相關本公司股份或本公司債券證權益或淡倉。

有關截至二零零八年六月三十日止，本公司董事及行政總裁於全球發售前股份期權計劃和股份期權計劃下持有的權益及購買股份之權利請參閱「公司股份期權計劃－4.董事、行政總裁及僱員於全球發售前股份期權計劃及股份期權計劃下持有之權益」一段。

除本文所披露者外，本公司或其任何控股公司或附屬公司，在截至二零零八年六月三十日止六個月內任何時候均未作出任何安排令本公司董事或其配偶或十八歲以下子女，通過購買本公司或任何其它公司的股份或債券而獲得利益。

此外，於二零零八年六月三十日，本公司無任何董事或行政總裁在本公司或其任何聯營公司（如該條例所定義）的任何股份、相關股份或債券中擁有任何個人、家族、公司或其它權益或淡倉。

身份及性質	期權授予日[3]	行使價 (港幣)	二零零八年 一月一日 有效期權數[1]	期內變化 授予[1]	行使[1]	失效[1]	二零零八年 六月三十日 有效期權數[1]
僱員[2]	2000年6月22日	15.42	20,834,200	—	4,149,200	—	16,685,000
	2001年6月30日	15.42	5,316,000	—	1,218,000	—	4,098,000
	2002年7月10日	6.18	3,308,000	—	1,260,000	—	2,048,000
	2003年5月21日	4.30	10,508,800	—	1,788,800	18,000	8,702,000
	2004年7月20日	5.92	49,724,000	—	9,204,000	62,000	40,458,000
	2004年12月21日	6.20	128,000	—	—	—	128,000
	2006年2月15日	6.35	161,726,000	—	10,192,000	1,990,000	149,544,000
							221,663,000
合計			257,279,600				227,197,600

附註：

1. 每一份期權授予其持有人認購一股股份的權利。
2. 尚冰先生、楊小偉先生、李正茂先生及苗建華先生已於二零零八年五月二十三日辭任執行董事。二零零八年一月一日未行使期權數包括尚冰先生、楊小偉先生及李正茂先生合共擁有之3,201,000份的股份期權權益。
3. 期權之詳情如下：

授予日期	可行使期
根據全球發售前股份期權計劃授予：	
2000年6月22日	2002年6月22日至2010年6月21日
根據股份期權計劃授予：	
2001年6月30日	2001年6月30日至2010年6月22日
2002年7月10日	2003年7月10日至2008年7月9日（股份期權授予部份的40%） 2004年7月10日至2008年7月9日（股份期權授予部份的30%） 2005年7月10日至2008年7月9日（股份期權授予部份餘下的30%）
2003年5月21日	2004年5月21日至2009年5月20日（股份期權授予部份的40%） 2005年5月21日至2009年5月20日（股份期權授予部份的30%） 2006年5月21日至2009年5月20日（股份期權授予部份餘下的30%）
2004年7月20日	2005年7月20日至2010年7月19日（股份期權授予部份的40%） 2006年7月20日至2010年7月19日（股份期權授予部份的30%） 2007年7月20日至2010年7月19日（股份期權授予部份餘下的30%）
2004年12月21日	2005年12月21日至2010年12月20日（股份期權授予部份的40%） 2006年12月21日至2010年12月20日（股份期權授予部份的30%） 2007年12月21日至2010年12月20日（股份期權授予部份餘下的30%）
2006年2月15日	2008年2月15日至2012年2月14日（股份期權授予部份的50%） 2009年2月15日至2012年2月14日（股份期權授予部份餘下的50%）

以上各股份期權計劃的進一步描述及其財務影響及估值載列於本報告書內未經審核簡明綜合中期財務資料的附註17。

4. 董事、行政總裁及僱員於全球發售前股份期權計劃及股份期權計劃下持有之權益

	身份及性質	期權授予日[3]	行使價（港幣）	二零零八年一月一日有效期權數[1]	期內變化 授予[1]	期內變化 行使[1]	期內變化 失效[1]	二零零八年六月三十日有效期權數[1]
董事								
常小兵	實益擁有人	2004年12月21日	6.20	526,000	—	—	—	526,000
（首席執行官）	（個人）	2006年2月15日	6.35	800,000	—	—	—	800,000
								1,326,000
佟吉祿	實益擁有人	2001年6月30日	15.42	292,000	—	—	—	292,000
	（個人）	2004年7月20日	5.92	292,000	—	200,000	—	92,000
		2006年2月15日	6.35	500,000	—	—	—	500,000
	實益擁有人	2004年7月20日	5.92	32,000	—	—	—	32,000
	（配偶）	2006年2月15日	6.35	40,000	—	—	—	40,000
								956,000
李剛	實益擁有人（個人）	2006年2月15日	6.35	500,000	—	—	—	500,000
張鈞安	實益擁有人（個人）	2006年2月15日	6.35	500,000	—	—	—	500,000
呂建國	實益擁有人	2000年6月22日	15.42	292,600	—	—	—	292,600
	（個人）	2004年7月20日	5.92	292,000	—	—	—	292,000
		2006年2月15日	6.35	500,000	—	—	—	500,000
								1,084,600
李錫煥	—	—	—	—	—	—	—	—
吳敬璉	實益擁有人	2003年5月21日	4.30	292,000	—	—	—	292,000
	（個人）	2004年7月20日	5.92	292,000	—	—	—	292,000
								584,000
單偉建	實益擁有人	2003年5月21日	4.30	292,000	—	—	—	292,000
	（個人）	2004年7月20日	5.92	292,000	—	—	—	292,000
								584,000
張永霖	—	—	—	—	—	—	—	—
黃偉明	—	—	—	—	—	—	—	—

截至二零零八年六月三十日止六個月期間，共有23,862,800份根據股份期權計劃授予的股份期權被行使。其中，1,218,000份被行使的股份期權的行使價為每股港幣15.42元，1,260,000份被行使的股份期權的行使價為每股港幣6.18元，1,788,800份被行使的股份期權的行使價為每股港幣4.30元，9,404,000份被行使的股份期權的行使價為每股港幣5.92元及10,192,000份被行使的股份期權的行使價為每股港幣6.35元。

2. **全球發售前股份期權計劃**

本公司於二零零零年六月一日同時採納了全球發售前股份期權計劃(「全球發售前股份期權計劃」)。為了統一管理根據全球發售前股份期權計劃和股份期權計劃授予的期權，本公司於二零零二年五月十三日及二零零七年五月十一日也對全球發售前股份期權計劃進行了修訂。全球發售前股份期權計劃的條款基本上與股份期權計劃的條款相同，但以下規定除外：

(1) 行使期權時應付的股份價格為港幣15.42元(不包括經紀佣金和香港聯交所交易徵費)；

(2) 期權行使的有效期自期權授予日起的兩年後開始，最遲於二零零零年六月二十二日起的十年後結束；及

(3) 不能根據該計劃再授予更多的期權。

截至二零零八年六月三十日止，根據全球發售前股份期權計劃已授出並繼續有效的股份期權共16,977,600份，其中292,600份期權由董事持有。所有截至二零零八年六月三十日止授出且尚未行使的股份期權是受已修訂的全球發售前股份期權計劃條款管轄。

截至二零零八年六月三十日止六個月期間，共有4,149,200份根據全球發售前股份期權計劃授予的股份期權被行使。

3. **股份期權的財務影響及估值**

本公司於期權授予期內確認的以股份為基礎的僱員酬金是根據股份期權授予日按Black-Scholes定價模型確定的估計期權公允價值而釐定的，該定價模型並不考慮非市場既定條件的影響。

公司股份期權計劃

1. **股份期權計劃**

本公司於二零零零年六月一日採納了一份股份期權計劃(「股份期權計劃」),旨在激勵和獎勵為公司的發展作出了貢獻的員工。本公司分別於二零零二年五月十三日及二零零七年五月十一日對該股份期權計劃的條款進行了修訂。經修訂的股份期權計劃規定:

(1) 股份期權可授予員工,包括本公司的所有董事;

(2) 向公司的關連人士(定義見上市規則)授予股份期權,必須獲得公司獨立非執行董事(不包括本身是期權獲授人的獨立非執行董事)的批准;

(3) 所授期權可認購的股份數量最多不得超過公司截至二零零二年五月十三日已發行股本的10%;

(4) 期權期自發出期權要約日後任何一日開始,但不得遲於自發出要約日起的十年;

(5) 認購價不得低於以下價格中較高者:

(a) 股份面值;

(b) 公司股份於期權要約日在香港聯合交易所有限公司(「香港聯交所」)的收盤價;及

(c) 公司股份於緊接期權要約日之前的五個交易日在香港聯交所的收盤價的平均價;

(6) 在任何12個月期間,根據股份期權計劃可向任何股份期權計劃參與者發出的期權項下的股份數量(包括已行使及未行使的期權)不得超過本公司已發行股本之1%;及

(7) 每項授予應付的價款為港幣1.00元。

截至二零零八年六月三十日止,根據股份期權計劃已授出並繼續有效的股份期權共210,220,000份,其中,5,170,000份期權由董事及其聯繫人持有。所有截至二零零八年六月三十日止授出且尚未行使的股份期權是受已修訂的股份期權計劃條款管轄。

中期財務資料的審閱報告
致中國聯通股份有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第11至57頁的中期財務資料，此中期財務資料包括中國聯通股份有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零零八年六月三十日的簡明綜合中期資產負債表與截至該日止六個月期間的相關簡明綜合中期損益表、簡明綜合中期權益變動表和簡明綜合中期現金流量表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，
二零零八年八月二十五日

24. 比較數字

如附註2所述，由於採納會計指引第5號，二零零七年比較數字經重列以反映共同控制下的企業合併所帶來的影響。此外，根據香港財務報告準則第5號，CDMA業務分部經營成果及現金流量已作為終止經營業務呈報，所以，二零零七年的未經審核簡明綜合中期損益表及現金流量表之比較數字已相應地重列。

25. 財務報告的通過

本未經審核簡明綜合中期財務報告已於二零零八年八月二十五日經董事會通過。

23. 資產負債表日後事項(續)

23.2 聯通紅籌公司與中國網通的建議合併(續)

(ii) 新關連交易

於建議合併完成及協議安排生效後，中國網通將成為本公司的全資子公司，而中國網通母公司將成為本公司的關聯人士。因此，中國網通及其子公司(將成為本公司的子公司)與中國網通母公司之間的現有持續關連交易，將自建議合併生效日期起成為本集團的新持續關連交易。

此外，本公司的若干子公司與中國網通母公司之間存在現有持續交易。於建議合併完成及協議安排生效後，該等現有持續交易將成為本集團的新持續關連交易，由建議合併生效日期起生效。聯通運營公司及中國網通母公司已訂立若干框架協議，以記錄規管該等現有持續交易的原則及其主要條款。

另外，根據聯通集團與A股公司於二零零八年八月十二日訂立的協議及A股公司、聯通運營公司與中國網通(集團)有限公司(「網通中國」，一家根據中國法律組建的外商獨資有限責任公司，為中國網通的全資子公司)於二零零八年八月十二日訂立的轉讓協議，已於二零零六年十二月一日獲當時的本公司獨立股東批准的本集團與聯通集團之間進行的持續關連交易的條款(有關詳情載於二零零六年十一月十日向本公司股東刊發的通函內)將作修訂，自建議合併生效日期起生效，以加入網通中國作為其中一方及旨在促進經擴大集團的業務和營運。

(iii) 建議修訂章程細則

章程細則現時僅容許董事會於若干情況下處理不足一股的本公司股份。董事會已建議修訂章程細則以給予董事會更大靈活性以處理因本公司發行股份所產生的任何不足一股的本公司股份。

(iv) 建議更改公司名稱

待協議安排生效後，董事會建議將本公司的中英文名稱分別由「China Unicom Limited」及「中國聯通股份有限公司」更改為「China Unicom (Hong Kong) Limited」及「中國聯合網絡通信(香港)股份有限公司」，自協議安排生效日期起生效。

本公司特別股東大會擬於二零零八年九月十六日召開以考慮並批准上述建議。

22. 或然事項及承諾(續)

22.3 CDMA手機採購承諾

於二零零八年六月三十日，本集團向獨立供貨商採購CDMA手機的承諾約為人民幣14.95億元(二零零七年十二月三十一日：約人民幣24.35億元)。此承諾事項與終止經營業務相關。

23. 資產負債表日後事項

23.1 建議出售本集團CDMA業務予中國電信

繼本集團於二零零八年六月二日就擬出售CDMA業務予中國電信發佈公告後，於二零零八年七月二十七日，本公司、聯通運營公司與中國電信簽訂出售協議，當中載列本公司與聯通運營公司將出售及中國電信將購入CDMA業務的詳細條款及條件。詳情請參閱附註1。

23.2 建議合併本公司與中國網通的協議安排

繼本公司於二零零八年六月二日就建議合併發佈聯合公告後，於二零零八年八月十三日，本公司進一步公告：

(i) *建議更改會計政策*

倘本公司和中國網通的建議合併(「經擴大集團」)完成，則中國網通將成為本公司的全資子公司，而中國網通的財務報表將與本集團的財務報表合併。為確保經擴大集團對於房屋建築物及固網通訊設備所採納的會計政策一致性及為加強與其他固定電話營運商所採納的會計政策的可比性，本公司董事會於二零零八年七月二十五日批准更改本集團下列會計政策，並僅於本公司和中國網通的建議合併完成後方會生效：

(a) 本集團的房屋建築物將按歷史成本(減累計折舊及累計減值虧損)而非按重估價值列賬；及

(b) 本集團的長途、數據及互聯網業務的通訊設備將按重估價值而非按歷史成本(減累計折舊及累計減值虧損)列賬。

(單位：除另有說明外，均以人民幣千元為單位)

22. 或然事項及承諾

22.1 資本承諾

於二零零八年六月三十日及二零零七年十二月三十一日，本集團的資本承諾主要是關於電信網路建設方面的資本支出，具體如下：

	未經審核			經審核
	二零零八年六月三十日			二零零七年十二月三十一日
	土地及房屋建築物	設備	合計	合計
經授權並簽訂合同	**718,250**	**2,778,512**	**3,496,762**	3,252,464
經授權但未簽訂合同	**853,918**	**3,277,904**	**4,131,822**	2,380,180
合計	**1,572,168**	**6,056,416**	**7,628,584**	5,632,644

於二零零八年六月三十日，約人民幣1.19億元(二零零七年十二月三十一日：約人民幣1.53億元)資本承諾事項以美元計價，等值約0.17億美元(二零零七年十二月三十一日：約0.21億美元)。

資本承諾主要涉及持續經營業務。

22.2 經營租賃承諾

於二零零八年六月三十日及二零零七年十二月三十一日，本集團於未來不可撤銷支付之最低經營租賃付款額如下：

	未經審核				經審核
	二零零八年六月三十日				二零零七年十二月三十一日
	土地及房屋建築物	設備	CDMA網絡容量(a)	合計	合計
租賃到期日：					
－不超過一年	**962,267**	**144,533**	**3,448,530**	**4,555,330**	8,517,302
－超過一年但不超過五年	**2,340,135**	**178,032**	**–**	**2,518,167**	2,152,843
－超過五年	**1,597,363**	**61,441**	**–**	**1,658,804**	1,740,344
合計	**4,899,765**	**384,006**	**3,448,530**	**8,732,301**	12,410,489

(a) 以上有關CDMA網絡容量租賃承諾是根據二零零六CDMA租賃協議的估計最低租賃費。此承諾事項與終止經營業務相關。

(單位：除另有説明外，均以人民幣千元為單位)

21. 關連交易(續)

21.4 主要管理人員薪酬

截至二零零八及二零零七年六月三十日止六個月期間，已付／應付本公司董事袍金及薪酬總額列示如下：

	未經審核	
	截至六月三十日止六個月期間	
	二零零八年	二零零七年
非執行董事：		
袍金	**963**	932
其他福利(a)	**106**	305
	1,069	1,237
執行董事：		
袍金	**—**	—
其他薪酬		
一薪金及津貼	**5,126**	6,385
一已付及應付花紅	**3,593**	4,778
一其他福利(a)	**920**	2,098
一退休計劃的供款	**87**	83
	9,726	13,344
	10,795	14,581

(a) 其他福利指在本公司股份期權計劃下授予本公司董事之股份期權。

(單位：除另有説明外，均以人民幣千元為單位)

21. 關連交易(續)

21.3 其他主要國有企業

(a) *與其他主要國有企業交易*

以下是與其他主要國有企業在正常業務下發生的重要交易：

	未經審核	
	截至六月三十日止六個月期間	
	二零零八年	二零零七年 (已重列)
CDMA手機採購(終止經營業務)	**18,140**	24,193
建造及安裝工程款	**189,920**	173,453
運行及維護費	**30,392**	23,532
設備採購	**324,004**	237,822
線路租賃收入	**330,198**	144,928
財務收入／成本，包括：		
一利息收入	**74,383**	94,755
一利息費用	**3,640**	6,756

(b) *應收及應付其他主要國有企業款*

與其他主要國有企業的往來餘額於未經審核簡明綜合中期資產負債表內不同項目中的反映列示如下：

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
流動資產		
預付賬款及其他流動資產	**44,441**	53,418
短期銀行存款	**140,795**	527,885
現金及現金等價物	**9,045,055**	6,525,506
非流動負債		
長期銀行借款	**200,000**	200,000
流動負債		
應付賬款及預提費用	**469,325**	667,749

於二零零八年六月三十日，約人民幣26億元的現金及現金等價物被分類為持有待售資產。

(單位：除另有説明外，均以人民幣千元為單位)

21. 關連交易(續)

21.2 與境內電信運營商

(a) 與境內電信運營商的交易

以下是與境內電信運營商在正常業務下發生的重大交易綜述(包括終止經營業務)：

	未經審核	
	截至六月三十日止六個月期間	
	二零零八年	二零零七年(已重列)
網間結算收入	**3,693,328**	3,331,862
網間結算支出	**5,555,409**	5,086,987
線路租賃收入	**17,938**	18,642
線路租賃支出	**181,184**	192,650

(b) 應收及應付境內電信運營商款

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
應收境內電信運營商款		
一應收網間結算收入及線路租賃費收入	**193,695**	170,231
一減：壞賬準備	**(20,758)**	(20,495)
	172,937	149,736
應付境內電信運營商款		
一應付網間結算支出及線路租賃費支出	**669,394**	600,283

所有應收及應付境內電信運營商款項均是無抵押，免息並將在一年內償付。

所有款項均歸屬於持續經營業務。

21. 關連交易(續)

21.1 聯通集團及其子公司(續)

(a) 與聯通集團及其子公司的交易(續)

於二零零六年十月二十六日，聯通運營公司與聯通集團及聯通新時空簽訂了「二零零六綜合服務協議」和「二零零六CDMA租賃協議」以延續關連交易。該等新協議已於二零零六年十二月一日獲得了本公司獨立股東的批准，並於二零零七年一月一日生效。隨著企業合併的完成，二零零六綜合服務協議和二零零六CDMA租賃協議已就需要作出修訂，使得聯通運營公司的服務區域涵蓋貴州省。此外，聯通運營公司亦承接了於二零零六年十二月十九日聯通集團貴州分公司與聯通華盛貴州分公司簽訂的關於CDMA手機採購框架協定項下的權利和義務。

根據會計指引第5號購入貴州業務已按權益合併法核算，因此聯通集團貴州分公司與本集團的交易已在未經審核簡明綜合中期財務資料中被抵銷且並不反映為關連交易。

(b) 應收及應付關聯公司／聯通集團款

應收及應付關聯公司或聯通集團及其子公司之款項均為無抵押、免息、在需要時／根據合同條款要求償付，並如上述附註(a)所述與聯通集團或其子公司之正常經營交易過程中產生。

(單位：除另有說明外，均以人民幣千元為單位)

21. 關連交易(續)

21.1 聯通集團及其子公司(續)

(a) 與聯通集團及其子公司的交易

以下為本集團與聯通集團及其子公司之間進行的重要的經常性關連交易。本公司董事認為，下述交易是在正常業務中發生。

	未經審核	
	截至六月三十日止六個月期間	
	二零零八年	二零零七年(已重列)
與聯通集團及其子公司的交易：		
持續經營業務：		
網間結算收入	**11,665**	21,037
網間結算支出	**823**	3,990
物業和設施出租收入	**6,648**	7,247
向新國信支付的人工增值服務費	**146,706**	126,575
向新國信支付的客戶服務支出	**350,860**	327,295
向新國信支付的發展用戶服務代理支出	**71,151**	26,680
向聯通時科及聯通新時訊支付的移動增值服務費	**57,596**	12,734
物業、設備和設施的租賃費	**17,731**	14,284
國際出入口局服務費用	**4,383**	7,209
購買各種電話卡	**390,953**	282,966
通信設備採購代理支出	**8,052**	6,835
向中訊支付的設計及技術服務支出	**34,113**	23,918
終止經營業務：		
網間結算支出	**593**	769
向新國信支付的人工增值服務費	**52,425**	51,008
向新國信支付的客戶服務支出	**75,381**	92,648
向新國信支付的發展用戶服務代理支出	**16,802**	5,984
CDMA網絡容量租賃費	**4,094,943**	4,155,774
CDMA網絡建設容量相關成本	**159,749**	85,641
向聯通時科及聯通新時訊支付的移動增值服務費	**40,036**	8,851
購買各種電話卡	**29,517**	41,281

21. 關連交易

聯通集團是由中國政府直接控股的國有企業。中國政府是本公司的最終控股方。包括聯通集團，由中國政府直接或間接控制的國有企業及其子公司也被認為是本集團的關聯方。聯通集團和中國政府不發佈用於公共目的的財務報表。

中國政府控制著中國境內很大比例的生產性資產和實體。本集團提供電信服務是零售交易的一部份，因此，可能與國有企業的員工有廣泛的交易，包括主要管理人員及其關係緊密的家庭成員。這些交易按適用於所有客戶的正常交易條款執行。

管理層認為與其他國有企業(包括其他電信服務運營商、設備供貨商，建造商及在中國的國有銀行)有重大交易。管理層相信與關聯方相關的有價值的重要信息已充分披露。

本集團的電信網絡在很大程度上依賴於境內電信運營商的網絡和從境內電信運營商租賃的傳輸線路。

21.1 聯通集團及其子公司

於二零零八年六月三十日，重要關聯公司的名稱(並不包括境內電信運營商及其他主要國有企業，其有關資料分別參見附註21.2及21.3)和其與本公司的關係如下：

關聯公司名稱	與本公司的關係
中國聯合通信有限公司(「聯通集團」)	最終控股公司
聯通新時訊通信有限公司(「聯通新時訊」)	聯通集團子公司
聯通興業科貿有限公司(「聯通興業」)	聯通集團子公司
聯通進出口有限公司(「聯通進出口」)	聯通集團子公司
聯通新時空移動通信有限公司(「聯通新時空」)	聯通集團子公司
聯通新國信有限公司(「新國信」)	聯通集團子公司
中訊郵電諮詢設計院(「中訊」)	聯通集團子公司
聯通時科(北京)信息技術有限公司(「聯通時科」)	聯通集團合資公司

(單位：除另有說明外，均以人民幣千元為單位)

20. 處置組及終止經營業務(續)

終止經營業務(續)

按性質分類終止經營業務的主要費用分析如下：

	附註	未經審核 截至六月三十日止六個月期間 二零零八年	未經審核 截至六月三十日止六個月期間 二零零七年 (已重列)
固定資產折舊		**275,427**	299,251
其他資產攤銷		**14,033**	12,971
折舊及攤銷合計		**289,460**	312,222
開通CDMA移動服務直接相關成本的攤銷		**239,306**	309,417
獲取CDMA合約用戶成本的攤銷		**1,938,086**	1,868,785
計提壞賬準備		**214,308**	204,995
計提存貨變現損失		**55,464**	115,776
經營性租賃費用：			
－線路租賃		**49,074**	42,530
－CDMA網路容量租賃	21.1	**4,094,943**	4,155,774
－其他		**228,145**	181,347
經營性租賃費用合計		**4,372,162**	4,379,651
其他費用：			
－修理及維護費		**245,594**	256,565
－差旅、招待及會議費		**116,304**	91,190
－水電費		**373,029**	335,820
－車輛使用費		**93,759**	73,091
－行政辦公費		**154,860**	137,153

(單位：除另有說明外，均以人民幣千元為單位)

20. 處置組及終止經營業務(續)

終止經營業務

於二零零八年六月二日，本集團發佈建議出售CDMA業務的公告(詳情請參閱附註1)。因此，CDMA業務分部的經營成果和現金流量(其包括聯通運營公司之CDMA業務，聯通華盛及聯通澳門)於未經審核簡明綜合中期損益表及現金流量表中被呈列為終止經營業務。此外，對於持續經營業務和終止經營業務分部間的收入及支出，其抵銷分錄被記錄於終止經營業務。

截至二零零八及二零零七年六月三十日止六個月期間的終止經營業務的經營成果如下：

	未經審核 截至六月三十日止六個月期間 二零零八年	未經審核 截至六月三十日止六個月期間 二零零七年 (已重列) (附註2)
收入(營業額)	**15,532,402**	15,893,221
線路與網絡容量租賃	**(4,144,017)**	(4,198,304)
網間結算支出	**(1,314,981)**	(1,221,524)
折舊及攤銷	**(289,460)**	(312,222)
僱員薪酬及福利開支	**(1,039,014)**	(917,473)
銷售費用	**(4,138,930)**	(4,276,199)
管理費用及其他	**(1,746,807)**	(1,602,557)
銷售通信產品成本	**(1,990,467)**	(2,734,486)
財務費用	**(2,523)**	(10,547)
利息收入	**6,946**	5,265
淨其他收入	**8,950**	1,105
終止經營業務的稅前利潤	**882,099**	626,279
所得稅	**(227,332)**	(266,679)
終止經營業務的稅後利潤	**654,767**	359,600

截至二零零八及二零零七年六月三十日止六個月期間的終止經營業務的現金流量如下：

	未經審核 截至六月三十日止六個月期間 二零零八年	未經審核 截至六月三十日止六個月期間 二零零七年 (已重列) (附註2)
經營活動所產生的淨現金流入	**1,148,512**	1,002,926
投資活動所產生的淨現金流出	**(22,548)**	(22,465)
融資活動所產生的淨現金流入	**—**	—
終止經營業務所產生的淨現金流入	**1,125,964**	980,461

(單位：除另有說明外，均以人民幣千元為單位)

19. 股息

於二零零八年五月十六日的股東周年大會上，本公司經股東批准後派發二零零七年度的末期股息每普通股人民幣0.20元，合計共約人民幣27.32億元(二零零六年度：約人民幣22.85億元)，並在二零零八年六月三十日止六個月期間的留存收益扣減中反映。於二零零八年六月三十日，除應派發給聯通BVI的股息人民幣1.49億元外，其他股息均已派發。

20. 處置組及終止經營業務

處置組

隨着框架協議之簽訂，所有CDMA業務相關之資產及負債構成處置組並已根據香港財務報告準則第5號列示為持有待出售，包括CDMA業務分部之資產及負債，以及若干區域的通信網絡資產及其他資產(包括將一併出售予中國電信的若干CDMA共用基站／配套設施和營業廳)。該等網絡資產和其他資產的範圍及賬面淨值乃根據本集團與中國電信初步達成的共識而估計，可能與根據出售協議載列的交割計畫，於交割完成日或之前同意及最終轉移予中国電信的詳細項目的價值有所差異。

對於分類為持有待售的資產及負債，從其劃歸日(即二零零八年六月二日)起分類為持有待售，按其賬面金額和公允價值減去出售費用後的餘額孰低計量，於二零零八年六月三十日，本集團對於持有待售資產及負債並無記錄重新計量的調整。此外，固定資產、包含於「其他資產」中的與一次性不退還收入直接相關的成本、以及包含於「其他資產」和「預付賬款及其他流動資產」中的遞延CDMA用戶獲取成本自二零零八年六月二日起停止折舊及攤銷。

於二零零八年六月三十日，下列處置組資產及負債在本未經審核簡明綜合中期資產負債表中已分類為持有待售之資產及負債：

	未經審核 二零零八年 六月三十日
分類為持有待售之資產：	
固定資產	**2,647,526**
商譽	**373,000**
其他資產	**3,066,608**
遞延所得稅資產	**198,162**
存貨	**1,047,780**
應收賬款，淨值	**949,883**
預付賬款及其他流動資產	**662,032**
現金及現金等價物	**2,567,488**
處置組總資產	**11,512,479**
分類為持有待售之負債：	
遞延收入	**391,765**
應付賬款及預提費用	**1,703,635**
應交稅金	**(10,868)**
預收賬款	**5,260,559**
處置組總負債	**7,345,091**
處置組淨資產	**4,167,388**

(單位：除另有説明外，均以人民幣千元為單位)

18. 每股盈利(續)

為使投資者可以加深瞭解本集團的業績，以下列表分別列示本集團和持續經營業務由每股盈利調整至剔除可換股債券衍生工具部份公允值變動之未實現損失後的每股盈利(僅截至二零零七年六月三十日止六個月期間)。該調整項目不被視為本集團營運表現的指標。

	未經審核	
	截至六月三十日止六個月期間	
	二零零八年	二零零七年(已重列)
本集團：		
本公司權益持有人應佔盈利	**4,419,318**	2,177,291
調整項目：		
可換股債券衍生工具部份公允值變動之未實現損失	**—**	1,638,735
調整後權益持有人應佔盈利－剔除可換股債券衍生工具部份公允值變動之未實現損失	**4,419,318**	3,816,026
調整後每股基本盈利－剔除可換股債券衍生工具部份公允值變動之未實現損失(人民幣元)	**0.324**	0.301
調整後每股攤薄盈利－剔除可換股債券衍生工具部份公允值變動之未實現損失(人民幣元)	**0.321**	0.298
持續經營業務：		
本公司權益持有人應佔持續經營業務盈利	**3,765,461**	1,818,379
調整項目：		
可換股債券衍生工具部份公允值變動之未實現損失	**—**	1,638,735
調整後權益持有人應佔持續經營業務盈利－剔除可換股債券衍生工具部份公允值變動之未實現損失	**3,765,461**	3,457,114
調整後持續經營業務之每股基本盈利－剔除可換股債券衍生工具部份公允值變動之未實現損失(人民幣元)	**0.276**	0.272
調整後持續經營業務之每股攤薄盈利－剔除可換股債券衍生工具部份公允值變動之未實現損失(人民幣元)	**0.273**	0.270

18. 每股盈利(續)

下表列示了每股基本盈利與每股攤薄盈利的計算：

	未經審核 截至六月三十日止六個月期間	
	二零零八年	二零零七年 (已重列)
分子(人民幣千元)：		
本公司權益持有人應佔盈利		
一持續經營業務	**3,765,461**	1,818,379
一終止經營業務	**653,857**	358,912
	4,419,318	2,177,291
分母(千股)：		
用來計算每股基本盈利的發行在外的普通股的加權平均數量	**13,652,107**	12,690,576
因股份期權潛在產生的普通股的攤薄數量	**135,042**	105,918
用來計算每股攤薄盈利的股份數量	**13,787,149**	12,796,494
每股基本盈利(人民幣元)		
一持續經營業務	**0.276**	0.143
一終止經營業務	**0.048**	0.029
	0.324	0.172
每股攤薄盈利(人民幣元)		
一持續經營業務	**0.273**	0.142
一終止經營業務	**0.048**	0.028
	0.321	0.170

(單位：除另有說明外，均以人民幣千元為單位)

17. 股份期權計劃(續)

截至二零零八年六月三十日止六個月期間的期權行使詳情如下：

期權授予日	行使價格 港幣元	緊貼期權行使日期前的交易日加權平均每股收市價 港幣元	收到現金 港幣元	股數
二零零零年六月二十二日	15.42	18.73	63,980,664	4,149,200
二零零一年六月三十日	15.42	18.38	18,781,560	1,218,000
二零零二年七月十日	6.18	17.78	7,786,800	1,260,000
二零零三年五月二十一日	4.30	18.08	7,691,840	1,788,800
二零零四年七月二十日	5.92	18.10	55,671,680	9,404,000
二零零六年二月十五日	6.35	17.74	64,719,200	10,192,000
			218,631,744	28,012,000

18. 每股盈利

截至二零零八年及二零零七年六月三十日止六個月期間的每股基本盈利是通過將權益持有人應佔盈利除以各期間發行在外的普通股加權平均數計算。

截至二零零八年及二零零七年六月三十日止六個月期間的每股攤薄盈利是按照權益持有人應佔盈利除以各期間就所有可能攤薄普通股的影響作出調整後的普通股加權平均數計算。所有可能普通股股份是從(i)經修訂後的全球發售前股份期權計劃下授予的股份期權；(ii)經修訂後的股份期權計劃下授予的股份期權；及(iii)可換股債券(僅截至二零零七年六月三十日止六個月期間)而產生。為計算截至二零零七年六月三十日止六個月期間每股攤薄盈利，非攤薄性的可能普通股股份主要是來自於修訂後的全球發售前股份期權計劃下授予的股份期權及可換股債券，所以並無包括在計算每股攤薄盈利中的普通股加權平均數內。

(單位：除另有說明外，均以人民幣千元為單位)

17. 股份期權計劃(續)

於二零零八年六月三十日，未行使的股份期權的信息列示如下：

期權授予日	期權可行使期	行使期權時每股支付價格	於二零零八年六月三十日未行使股份期權份數	於二零零七年十二月三十一日未行使股份期權份數
根據全球發售前股份期權計劃下授予份數：				
二零零零年六月二十二日	二零零二年六月二十二日至二零一零年六月二十一日	港幣15.42元	**16,977,600**	21,126,800
根據股份期權計劃下授予份數：				
二零零一年六月三十日	二零零一年六月三十日至二零一零年六月二十二日	港幣15.42元	**4,390,000**	5,608,000
二零零二年七月十日	二零零三年七月十日至二零零八年七月九日	港幣6.18元	**2,048,000**	3,308,000
二零零三年五月二十一日	二零零四年五月二十一日至二零零九年五月二十日	港幣4.30元	**9,286,000**	11,092,800
二零零四年七月二十日	二零零五年七月二十日至二零一零年七月十九日	港幣5.92元	**41,458,000**	50,924,000
二零零四年十二月二十一日	二零零五年十二月二十一日至二零一零年十二月二十日	港幣6.20元	**654,000**	654,000
二零零六年二月十五日	二零零八年二月十五日至二零一二年二月十四日	港幣6.35元	**152,384,000**	164,566,000
			227,197,600	257,279,600

截至二零零八年六月三十日止六個月期間，於授予期內攤銷歸屬於持續經營業務的以股份為基礎的僱員服務酬金約為人民幣0.24億元(截至二零零七年六月三十日止六個月期間：約人民幣0.51億元)。

(單位：除另有說明外，均以人民幣千元為單位)

16. 僱員薪酬及福利開支

	附註	未經審核 截至六月三十日止六個月期間 二零零八年	二零零七年 (已重列)
持續經營業務：			
僱員薪酬及福利開支			
一工資及薪酬		**2,343,823**	2,038,027
一界定供款退休金		**238,156**	206,929
一界定供款補充退休金		**24,436**	31,493
一住房公積金		**125,248**	106,546
一貨幣住房補貼		**—**	13,709
一其他住房福利		**36,397**	153,073
一以股份為基礎的僱員酬金	17	**24,283**	50,628
合計		**2,792,343**	2,600,405

17. 股份期權計劃

於二零零零年六月一日，本公司採納了一份股份期權計劃(「股份期權計劃」)和一份以固定價格擬定的全球發售前股份期權計劃(「全球發售前股份期權計劃」)，向符合資格的員工授予股份期權，此等期權計劃的條款已於二零零二年五月十三日及二零零七年五月十一日作出修訂。

未行使的股份期權數目的變動及有關加權平均行使價列示如下：

	未經審核 截至六月三十日止六個月期間 二零零八年		二零零七年	
	平均行使價 每股港元	**股份期權份數**	平均行使價 每股港元	股份期權份數
期初餘額	**7.12**	**257,279,600**	6.95	314,256,000
授予	**—**	**—**	—	—
失效	**6.32**	**(2,070,000)**	5.84	(1,829,200)
行使	**7.80**	**(28,012,000)**	5.41	(26,800,000)
期末餘額	**7.04**	**227,197,600**	7.10	285,626,800

截至二零零八年六月三十日止六個月期間，員工股份期權行使導致普通股股數增加28,012,000股(截至二零零七年六月三十日止六個月期間：26,800,000股)，收到的現金約為人民幣1.99億元(截至二零零七年六月三十日止六個月期間：約人民幣1.42億元)。

於二零零八年六月三十日，在227,197,600份未行使的股份期權中(二零零七年十二月三十一日：257,279,600)，145,909,600份股份期權可予行使(二零零七年十二月三十一日：92,713,600)，加權平均行使價格為港幣7.42元(二零零七年十二月三十一日：港幣8.48元)。

(單位：除另有説明外，均以人民幣千元為單位)

15. 按性質分類的費用

按性質分類的持續經營業務主要費用分析如下：

	附註	未經審核 截至六月三十日止六個月期間 二零零八年	二零零七年 (已重列)
固定資產折舊		**10,704,383**	10,837,906
其他資產攤銷		**268,276**	205,787
折舊及攤銷合計		**10,972,659**	11,043,693
開通GSM移動服務直接相關成本的攤銷		**230,334**	433,056
計提壞賬準備：			
－GSM業務		**685,791**	682,159
－數據及互聯網業務		**31,349**	37,251
－長途業務		**12,671**	14,949
壞賬準備合計	9	**729,811**	734,359
經營性租賃費用：			
－線路租賃		**356,923**	310,429
－其他租賃費用		**751,552**	645,874
經營性租賃費用合計		**1,108,475**	956,303
其他費用：			
－修理及維護費		**1,326,575**	1,289,160
－差旅、招待及會議費		**298,573**	289,083
－水電費		**1,211,867**	1,079,807
－車輛使用費		**274,971**	239,884
－行政辦公費		**412,552**	429,908
財務收益：			
－利息支出		**106,744**	426,614
其中：可換股債券利息支出		**—**	187,222
－減：於在建工程的資本化利息	5	**(89,301)**	(143,521)
利息支出合計		**17,443**	283,093
－淨匯兑收益		**(152,539)**	(338,046)
－其他		**25,913**	25,149
財務收益合計		**(109,183)**	(29,804)

(單位：除另有説明外，均以人民幣千元為單位)

13. 應付賬款及預提費用

	附註	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
應付工程款及設備款		**17,146,586**	20,357,177
預提費用		**2,938,703**	2,681,173
應付通信產品供貨商款		**372,805**	1,863,724
用戶押金		**1,519,562**	2,188,244
應付維修費		**1,485,915**	1,394,671
應付工資及福利費		**816,858**	731,062
應付服務供應商／內容供應商款		**993,657**	1,073,820
預提用戶積分費用	(a)	**270,298**	633,608
其他	(b)	**931,872**	1,107,828
		26,476,256	32,031,307

(a) 對於擁有足夠穩定及可靠的積分兑換歷史統計資料的若干省分公司，本集團對其用戶積分費用計提的會計估計進行了變更，此變更導致截至二零零八年六月三十日止六個月期間按歷史兑換數據計算後，沖回該等省分公司持續經營業務的用戶積分費用約人民幣9,200萬元及終止經營業務的用戶積分費用約人民幣5,700萬元。

(b) 其他包括各種預提住房公積金及其他政府税費等。

於二零零八年六月三十日，記錄於「應付賬款及預提費用」中的應付通信產品供貨商款約人民幣7.72億元，用戶押金約人民幣5.47億元及預提用戶積分費用約人民幣1.68億元被分類至持有待售之資產，詳情請參閱附註20。

應付賬款及預提費用的賬齡如下：

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
六個月以內	**19,715,262**	24,077,455
六個月至一年	**4,100,197**	5,063,993
一年以上	**2,660,797**	2,889,859
	26,476,256	32,031,307

14. 收入(營業額)

持續經營業務的收入主要包括通話費、月租費，網間結算收入、出租電路收入、增值服務收入及銷售通信產品收入。資費標準受有關政府機構監管，包括國家發展和改革委員會、中國工業和信息化部(「工信部」，以前的信息產業部已併入工信部)和有關省級物價管理局。

截至二零零八年六月三十日止六個月期間，持續經營業務收入中已扣除的營業税及營業税附加費約為人民幣9.56億元(截至二零零七年六月三十日止六個月期間：約人民幣9.14億元)。

(單位：除另有說明外，均以人民幣千元為單位)

12. 長期銀行借款(續)

(a) 於二零零三年九月二十六日，本公司與13家金融機構達成7億美元的長期銀團借款。該借款由三部分組成：(i)三年期的2億美元借款；(ii)五年期的3億美元借款；(iii)七年期的2億美元借款，其年利率分別為倫敦銀行美元同業拆借利率加0.28%，0.35%和0.44%。於二零零三年十月，本公司與聯通運營公司簽訂轉借款合同，並將上述借款以類似條款轉借予聯通運營公司，用作聯通運營公司的網絡建設。於二零零六年度，本公司已全部償還上述三年期的2億美元借款。

此外，完成建議CDMA業務出售將導致本公司上述一筆銀團貸款協議的條款出現強制性提前償還。完成協議安排後聯通BVI於本公司的持股比例下跌將導致出現根據相同銀團貸款協議的條款出現違反協議的情況。本公司現正與其借款人商討就上述提前償還款項及違反協議及關連契諾給予豁免。倘本公司的借款人並無批准該等豁免，而建議CDMA業務出售或協議安排已完成，本公司將被要求於建議CDMA業務出售或協議安排完成時償還該筆銀團貸款協議的全部尚未清償的貸款及應計利息。於建議CDMA業務出售或協議安排之時，該筆貸款協議下尚未清償的貸款預期為2億美元，但根據銀團貸款協議的條款，該筆金額原安排於二零一零年九月償還。

(b) 於二零零八年六月三十日，人民幣長期銀行借款的實際利率為3.60%(二零零七年十二月三十一日：3.60%)，美元長期銀行借款的實際利率為3.13%至3.55%(二零零七年十二月三十一日：4.95%至5.04%)。

(c) 於資產負債表日，長期銀行借款的賬面值與其公允價值接近。

(單位：除另有説明外，均以人民幣千元為單位)

12. 長期銀行借款

	借款利率及最終到期日	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
人民幣銀行借款	固定年利率為3.60%(截至二零零七年六月三十日止六個月期間：3.60%至5.58%)，至二零一零年到期(二零零七年十二月三十一日：至二零一零年到期)		
一無抵押		**200,000**	200,000
美元銀行借款	浮動年利率為倫敦銀行美元同業拆借利率加0.35%至0.44%(截至二零零七年六月三十日止六個月期間：0.35%至0.44%)，至二零一零年到期(二零零七年十二月三十一日：至二零一零年到期)(a)		
一無抵押		**3,429,540**	3,652,303
小計		**3,629,540**	3,852,303
減：一年內到期部分		**(2,057,724)**	(2,191,382)
		1,571,816	1,660,921

長期銀行借款的還款計劃如下：

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
到期金額：		
一不超過一年	**2,057,724**	2,191,382
一超過兩年但不超過五年	**1,571,816**	1,660,921
	3,629,540	3,852,303
減：分類為流動負債部分	**(2,057,724)**	(2,191,382)
	1,571,816	1,660,921

11. 股本

	未經審核 二零零八年 六月三十日 港幣千元	經審核 二零零七年 十二月三十一日 港幣千元
已授權股本： 30,000,000,000股每股面值港幣0.1元的普通股	**3,000,000**	3,000,000

	股數 千股	普通股， 每股面值 港幣0.1元 港幣千元	股本	股本溢價	合計
已發行及繳足股本：					
二零零七年一月一日	12,680,989	1,268,098	1,344,440	53,222,976	54,567,416
僱員股份期權計劃 一行使股份期權而發行 的股份(附註17)	26,800	2,680	2,632	166,920	169,552
二零零七年六月三十日	12,707,789	1,270,778	1,347,072	53,389,896	54,736,968
二零零八年一月一日	**13,634,290**	**1,363,429**	**1,436,908**	**64,320,066**	**65,756,974**
僱員股份期權計劃 一行使股份期權而發行 的股份(附註17)	**28,012**	**2,801**	**2,543**	**233,427**	**235,970**
二零零八年六月三十日	**13,662,302**	**1,366,230**	**1,439,451**	**64,553,493**	**65,992,944**

截至二零零八年六月三十日止六個月期間，普通股股數增加28,012,000股(截至二零零七年六月三十日止六個月期間：26,800,000股)，為按照本公司的股份期權計劃下行使股份期權而發行的普通股股份(附註17)。

(單位：除另有説明外，均以人民幣千元為單位)

10. 預付賬款及其他流動資產

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
預付租金	**607,620**	488,001
押金及預付款	**677,291**	682,206
員工備用金	**186,339**	132,407
獲取CDMA合約用戶成本	**—**	508,340
再投資子公司退稅	**72,760**	1,458,715
其他	**298,099**	246,610
	1,842,109	3,516,279

於二零零八年六月三十日，記錄於「預付賬款及其他流動資產」中的獲取CDMA合約用戶成本約人民幣6.16億元已被分類至持有待售之資產，詳情請參閱附註20。

預付賬款及其他流動資產賬齡分析如下：

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
一年以內	**1,788,909**	3,371,984
一年以上	**53,200**	144,295
	1,842,109	3,516,279

(單位：除另有説明外，均以人民幣千元為單位)

9. 應收賬款，淨值

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
應收GSM業務收入	**3,610,459**	2,558,757
應收CDMA業務收入	**—**	1,637,100
應收數據及互聯網業務收入	**275,155**	203,623
應收長途業務收入	**406,301**	440,615
小計	**4,291,915**	4,840,095
減：GSM業務壞賬準備	**(1,801,575)**	(1,027,899)
CDMA業務壞賬準備	**—**	(442,192)
數據及互聯網業務壞賬準備	**(117,632)**	(104,218)
長途業務壞賬準備	**(64,980)**	(54,632)
小計	**(1,984,187)**	(1,628,941)
	2,307,728	3,211,154

應收賬款賬齡分析如下：

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
一個月以內	**1,438,791**	1,968,344
一個月以上至三個月	**813,489**	944,300
三個月以上至一年	**1,352,582**	1,519,487
一年以上	**687,053**	407,964
	4,291,915	4,840,095

於二零零八年六月三十日，CDMA業務相關的應收賬款約人民幣15.42億元及壞賬準備約人民幣5.92億元被分類至持有待售之資產，詳情請參閱附註20。

本集團的信用期一般為自賬單之日起平均30天。

由於本集團客戶數量龐大，故與服務有關的應收賬款並無重大集中的個人用戶信貸風險。

(單位：除另有說明外，均以人民幣千元為單位)

7. 所得稅(續)

淨遞延所得稅資產／負債變動如下：

		未經審核	
		截至六月三十日止六個月期間	
	附註	二零零八年	二零零七年(已重列)
抵銷後的淨遞延所得稅資產：			
一期初金額		**426,902**	309,668
一貸／(借)記損益表的遞延所得稅			
一持續經營業務		**254,133**	332,940
一終止經營業務		**(72,177)**	59,848
一計入權益的遞延所得稅		**—**	26,844
一持有待售之資產	20	**(198,162)**	—
期末金額		**410,696**	729,300
不可抵銷的遞延所得稅負債：			
一期初餘額		**(5,864)**	(5,879)
一貸記損益表的遞延所得稅		**547**	489
期末餘額		**(5,317)**	(5,390)

8. 存貨

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
手機	**57,598**	1,587,124
電話卡	**490,465**	584,742
其他	**265,375**	356,498
	813,438	2,528,364

於二零零八年六月三十日，被分類為持有待售之資產的CDMA手機約為人民幣8.54億元，詳情請參閱附註20。

(單位：除另有說明外，均以人民幣千元為單位)

7. 所得稅(續)

(e) 截至二零零八年六月三十日止六個月期間，聯通運營公司的一些省級和地市分公司經相關稅務機構批准在中國大陸按18%的優惠稅率繳納所得稅(截至二零零七年六月三十日止六個月期間：13%-18%)，其餘省分公司統一按照25%的稅率繳納所得稅(截至二零零七年六月三十日止六個月期間：33%)。

(f) 截至二零零八年六月三十日止六個月期間，聯通華盛及其分支機搆在中國大陸適用的法定企業所得稅率均為25%(截至二零零七年六月三十日止六個月期間：33%)。由二零零八年一月一日起，根據新中國企業所得稅法要求，聯通華盛作為整體核定為納稅人並在北京合併繳納。在過往年度，聯通華盛及其分支機搆分別於其機構所在地向稅務機關繳納企業所得稅。

(g) 於二零零七年十二月三十一日企業合併完成前，貴州業務由聯通集團貴州分公司經營。聯通集團貴州分公司與聯通集團合併納稅，而其並不獨立納稅。由於貴州業務的累計應課稅虧損尚未完全被聯通集團使用，所以根據權益合併法對貴州業務進行核算時，並無就貴州業務確認二零零七年或以前年度之所得稅費用。

此外，在二零零八年一月一日新中國企業所得稅法生效之前，根據中國有關稅法及規定，貴州業務由以前年度結轉之累計稅務虧損及其他暫時性差異在企業合併完成後不可以被聯通運營公司所使用。據此，以權益合併法核算貴州業務的企業合併時，其遞延所得稅資產及負債在相關期間不會被聯通運營公司所確認。

中國法定所得稅稅率與持續經營業務實際所得稅稅率之間差異調節如下：

		未經審核	
		截至六月三十日止六個月期間	
	附註	**二零零八年**	二零零七年(已重列)
按中國法定所得稅稅率25%(截至二零零七年六月三十日止六個月期間：33%)		**25.0%**	33.0%
非稅前列支之支出		**2.3%**	1.0%
非稅前列支的可換股債券衍生工具部份公允值變動之未實現損失		**–**	15.8%
中國新企業所得稅法下稅率變動之影響	(c)	**–**	(0.1%)
不被本集團確認的貴州業務之累計稅務虧損及其他暫時性差異	(g)	**–**	(0.4%)
非應納所得稅利息收入		**(0.1%)**	(0.2%)
中國優惠稅率之影響		**(0.6%)**	(2.1%)
實際所得稅稅率		**26.6%**	47.0%

(單位：除另有說明外，均以人民幣千元為單位)

7. 所得稅

持續經營業務所得稅的提取如下：

	未經審核	
	截至六月三十日止六個月期間	
	二零零八年	二零零七年 (已重列)
對本期預計的應課稅利潤計提的所得稅		
一香港	**4,250**	4,776
一香港境外	**1,616,087**	1,941,709
	1,620,337	1,946,485
遞延所得稅	**(254,680)**	(333,429)
	1,365,657	1,613,056

(a) 截至二零零八及二零零七年六月三十日止六個月期間，本公司並無任何需繳交香港所得稅之利潤。

(b) 聯通國際通信有限公司(「聯通國際」，本公司的子公司)，採用16.5%的稅率計提香港所得稅(截至二零零七年六月三十日止六個月期間：17.5%)。截至二零零八年六月三十日止六個月期間，聯通國際需繳納之所得稅約為人民幣430萬元(截至二零零七年六月三十日止六個月期間：約人民幣480萬元)。

(c) 根據第十屆全國人民代表大會於二零零七年三月十六日決議通過的中國企業所得稅法，內資企業和外商投資企業的新企業所得稅率統一為25%，並由二零零八年一月一日起開始生效(二零零七年：33%)。對於設立於經濟特區並享有優惠稅率的企業，其企業所得稅將在五年內逐步過渡到25%。

(d) 於二零零七年十二月六日，中國國務院頒佈了有關新中國企業所得稅法的詳細執行規定。根據有關規定，外商投資企業在二零零八年一月一日或以後向其於香港的海外股東宣派股息便需繳納5%之預提所得稅。根據二零零八年二月二十二日由國家財政部及國家稅務總局共同頒佈的通知，如外商投資企業於二零零八年宣派股息，而其股息由截至二零零七年十二月三十一日之累積留存收益中分派，其股息獲豁免繳付預提所得稅。如外商投資企業從其於二零零八年一月一日後之盈利中分派股息，則適用5%的預提所得稅稅率，除非該投資者被視為中國居民企業。截至目前，中國稅務機關尚未頒佈有關中國居民企業認定的正式指引。本公司經評估，初步認為本公司符合中國居民企業的定義。因此，於二零零八年六月三十日，在本集團未經審核簡明綜合中期財務資料中，本集團對聯通運營公司截至二零零八年六月三十日止六個月期間產生的尚未分配利潤未計提遞延所得稅負債。本集團將根據中國稅務機關未來頒佈的詳細指引，繼續評估其對財務報表的影響。

(單位：除另有説明外，均以人民幣千元為單位)

5. 固定資產(續)

本集團的房屋建築物分別於二零零零年三月三十一日和二零零六年八月三十一日由獨立註冊資產評估師按重置成本法或公開的市場價值(如適用)進行了評估。於二零零八年六月三十日，歷次房屋建築物評估累計重估增值的金額約為人民幣3.78億元。重估增值在扣除相關的遞延所得税約人民幣0.76億元(二零零七年十二月三十一日：約人民幣0.76億元)後計入股東權益的評估儲備中。截至二零零八年六月三十日止六個月期間，由評估增值而增加的折舊約為人民幣810萬元(截至二零零七年六月三十日止六個月期間：約人民幣1,050萬元)。於二零零八年六月三十日，房屋建築物若以歷史成本值減除累計折舊列示，其賬面淨值約為人民幣116.08億元(二零零七年十二月三十一日：約人民幣122.36億元)。本公司董事認為，於二零零八年六月三十日，以上房屋建築物的公允值與賬面價值並沒有重大差異。

通過融資租賃的通訊設備指無線公電話設備。於二零零八年六月三十日，扣除分類為持有待售設備賬面淨值約人民幣0.70億元後，通過融資租賃的無線公話設備的賬面淨值約為人民幣0.63億元(截至二零零七年十二月三十一日：約人民幣1.89億元)。

截至二零零八年六月三十日止六個月期間，本集團持續經營業務確認處置固定資產的損失約為人民幣8,660萬元(截至二零零七年六月三十日止六個月期間：約為人民幣5,800萬元)。

此外，如本公司與中國網通在建議合併完成後，本公司董事會建議就房屋建築物及固網通訊設備的會計政策進行變更。詳情請參見附註23.2。

6. 其他資產

	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
開通移動服務直接相關成本	**617,449**	1,301,112
獲取CDMA合約用戶成本	**–**	2,349,225
預付長期土地使用權租金	**5,930,371**	5,881,167
購買軟件	**1,076,347**	1,020,673
預付設施租金及線路租賃費	**1,255,530**	1,233,019
其他	**1,090,391**	1,070,003
	9,970,088	12,855,199

於二零零八年六月三十日，開通CDMA服務直接相關成本約人民幣4.24億元及獲取CDMA合約用戶成本約人民幣26.39億元被分類至持有待售之資產，詳情請參閱附註20。

(單位：除另有説明外，均以人民幣千元為單位)

5. 固定資產

	未經審核						
	截至六月三十日止六個月期間						
	二零零八年						二零零七年(已重列)
	房屋建築物	通訊設備	辦公設備、傢具及其他	租入固定資產改良支出	在建工程	合計	合計
成本或評估值：							
期初餘額	16,361,061	187,140,538	10,983,736	1,611,603	14,966,240	231,063,178	208,349,408
本期增加	35,777	117,929	108,727	–	7,042,845	7,305,278	9,278,403
在建工程轉入	507,511	3,449,149	851,292	104,331	(4,912,283)	–	–
報廢處置	(114,762)	(320,767)	(118,579)	(95,079)	–	(649,187)	(942,812)
持有待售之資產(附註20)	(1,104,837)	(4,247,186)	(71,237)	(19,801)	(29,554)	(5,472,615)	–
期末餘額	15,684,750	186,139,663	11,753,939	1,601,054	17,067,248	232,246,654	216,684,999
其中：							
原值	3,152,719	186,139,663	11,753,939	1,601,054	17,067,248	219,714,623	204,152,968
評估值	12,532,031	–	–	–	–	12,532,031	12,532,031
	15,684,750	186,139,663	11,753,939	1,601,054	17,067,248	232,246,654	216,684,999
累計折舊和減值準備：							
期初餘額	3,826,569	103,676,443	6,504,891	878,803	14,307	114,901,013	95,553,781
本期計提折舊	237,195	9,735,232	860,986	146,397	–	10,979,810	11,137,157
報廢處置	(106,327)	(230,057)	(114,673)	(95,079)	–	(546,136)	(858,182)
持有待售之資產(附註20)	(171,465)	(2,623,290)	(22,359)	(7,975)	–	(2,825,089)	–
期末餘額	3,785,972	110,558,328	7,228,845	922,146	14,307	122,509,598	105,832,756
賬面淨值：							
期末餘額	11,898,778	75,581,335	4,525,094	678,908	17,052,941	109,737,056	110,852,243
期初餘額	12,534,492	83,464,095	4,478,845	732,800	14,951,933	116,162,165	112,795,627

截至二零零八年六月三十日止六個月期間，約人民幣0.89億元(截至二零零七年六月三十日止六個月期間：約人民幣1.44億元)的資本化利息計入在建工程。

4. 分部資料(續)

4.2 地區分部

本集團主要服務用戶皆在中國大陸。在本集團來自外部客戶的收入中，並無其他地區收入相等於或超過本集團收入合計的10%。

此外，雖然本集團之企業總部設在香港，由於本集團主要在中國大陸經營業務，故本集團大部份非流動性資產(包括固定資產和其他資產)都在中國大陸。於二零零八年及二零零七年六月三十日止六個月期間，本集團資本性支出主要用於獲取在中國大陸的資產，而本集團於中國大陸以外的資產及業務比例均少於10%，因此，並不需要披露地區分部的信息。

(單位：除另有説明外，均以人民幣千元為單位)

4. 分部資料(續)

4.1 業務分部(續)

未經審核
二零零七年六月三十日止六個月期間
(已重列)

	持續經營業務						終止經營業務	
	GSM業務	數據及互聯網業務	長途業務	不作分攤項目	抵銷分錄	持續經營業務合計	CDMA業務	合計
收入(營業額)：								
通話費	17,762,799	1,152,390	406,631	–		19,321,820	6,497,777	25,819,597
月租費	3,642,487	–	–	–		3,642,487	2,360,536	6,003,023
網間結算收入	2,883,681	19,234	202,318	–		3,105,233	997,419	4,102,652
出租電路收入	–	250,074	317,886	–		567,960	–	567,960
增值服務收入	6,453,903	122,921	–	–		6,576,824	3,012,816	9,589,640
其他收入	546,447	5,715	3,177	–		555,339	349,490	904,829
服務收入合計	31,289,317	1,550,334	930,012	–		33,769,663	13,218,038	46,987,701
銷售通信產品收入	4,035	101	–	–		4,136	2,675,183	2,679,319
從外部顧客取得的收入	31,293,352	1,550,435	930,012	–		33,773,799	15,893,221	49,667,020
分部間的收入	–	869,732	707,351	–	(1,577,083)	–	–	–
收入合計	31,293,352	2,420,167	1,637,363	–	(1,577,083)	33,773,799	15,893,221	49,667,020
線路與網絡容量租賃	(113,438)	(181,499)	(29,577)	–	14,085	(310,429)	(4,198,304)	(4,508,733)
網間結算支出	(4,930,669)	(223,997)	(500,833)	–	1,562,998	(4,092,501)	(1,221,524)	(5,314,025)
折舊及攤銷	(9,530,313)	(1,149,073)	(364,106)	(201)		(11,043,693)	(312,222)	(11,355,915)
僱員薪酬及福利開支	(2,215,036)	(237,722)	(125,820)	(21,827)		(2,600,405)	(917,473)	(3,517,878)
銷售費用	(4,755,839)	(297,124)	(126,439)	(10)		(5,179,412)	(4,276,199)	(9,455,611)
管理費用及其他	(4,907,902)	(335,436)	(255,110)	(14,439)		(5,512,887)	(1,602,557)	(7,115,444)
銷售通信產品成本	(108,771)	(400)	(15)	–		(109,186)	(2,734,486)	(2,843,672)
財務(費用)／收益	(61,721)	6,855	(2,354)	(244,898)	331,922	29,804	(10,547)	19,257
利息收入	59,347	11,715	3,934	355,367	(331,922)	98,441	5,265	103,706
可換股債券衍生工具部份公允值變動之未實現損失	–	–	–	(1,638,735)		(1,638,735)	–	(1,638,735)
淨其他收入	16,383	98	158	–		16,639	1,105	17,744
税前分部利潤(虧損)	4,745,393	13,584	237,201	(1,564,743)		3,431,435	626,279	4,057,714
所得税						(1,613,056)	(266,679)	(1,879,735)
本期盈利						1,818,379	359,600	2,177,979
應佔：								
本公司權益持有人						1,818,379	358,912	2,177,291
少數股東權益						–	688	688
						1,818,379	359,600	2,177,979
其他信息：								
計提的壞賬準備	682,159	37,251	14,949	–		734,359	204,995	939,354
分部資本性支出(a)	4,863,425	957,764	786,865	2,670,349		9,278,403	–	9,278,403

經審核
二零零七年十二月三十一日

	GSM業務	CDMA業務	數據及互聯網業務	長途業務	不作分攤項目(已重列)	抵銷分錄(已重列)	合計
分部總資產合計	107,735,724	9,885,462	7,985,260	17,573,749	56,650,413	(50,408,238)	149,422,370
分部總負債合計	32,947,282	9,100,579	2,526,811	3,831,729	3,798,875		52,205,276

(a) 列示於不作分攤項目下的分部資本性支出為購買可使各分部都受益的通用設備的資本性支出。

(單位：除另有說明外，均以人民幣千元為單位)

4. 分部資料(續)

4.1 業務分部

未經審核
二零零八年六月三十日止六個月期間

	持續經營業務						終止經營業務	
	GSM業務	數據及互聯網業務	長途業務	不作分攤項目	抵銷分錄	持續經營業務合計	CDMA業務	合計
收入(營業額)：								
通話費	17,633,360	1,035,110	353,120	–		19,021,590	6,103,566	25,125,156
月租費	3,218,929	–	–	–		3,218,929	2,037,238	5,256,167
網間結算收入	3,439,935	10,899	254,672	–		3,705,506	1,052,461	4,757,967
出租電路收入	–	303,210	414,801	–		718,011	–	718,011
增值服務收入	7,844,996	236,300	–	–		8,081,296	3,585,757	11,667,053
其他收入	362,180	6,837	5,477	–		374,494	330,420	704,914
服務收入合計	32,499,400	1,592,356	1,028,070	–		35,119,826	13,109,442	48,229,268
銷售通信產品收入	15,322	74	–	–		15,396	2,422,960	2,438,356
從外部顧客取得的收入	32,514,722	1,592,430	1,028,070	–		35,135,222	15,532,402	50,667,624
分部間的收入	–	664,765	620,776	–	(1,285,541)	–	–	–
收入合計	32,514,722	2,257,195	1,648,846	–	(1,285,541)	35,135,222	15,532,402	50,667,624
線路與網絡容量租賃	(109,582)	(221,323)	(26,018)	–		(356,923)	(4,144,017)	(4,500,940)
網間結算支出	(5,365,403)	(82,970)	(331,513)	–	1,285,541	(4,494,345)	(1,314,981)	(5,809,326)
折舊及攤銷	(9,475,659)	(1,134,394)	(362,532)	(74)		(10,972,659)	(289,460)	(11,262,119)
僱員薪酬及福利開支	(2,369,058)	(263,907)	(142,044)	(17,334)		(2,792,343)	(1,039,014)	(3,831,357)
銷售費用	(4,922,879)	(312,746)	(121,186)	(12)		(5,356,823)	(4,138,930)	(9,495,753)
管理費用及其他	(5,264,775)	(395,535)	(219,933)	(69,371)		(5,949,614)	(1,746,807)	(7,696,421)
銷售通信產品成本	(301,887)	(2,487)	(13)	–		(304,387)	(1,990,467)	(2,294,854)
財務收益／(費用)	372,077	23,148	28,910	(599,332)	284,380	109,183	(2,523)	106,660
利息收入	44,385	5,191	1,815	304,298	(284,380)	71,309	6,946	78,255
淨其他收入	38,149	791	3,111	447		42,498	8,950	51,448
稅前分部利潤(虧損)	5,160,090	(127,037)	479,443	(381,378)		5,131,118	882,099	6,013,217
所得稅						(1,365,657)	(227,332)	(1,592,989)
本期盈利						3,765,461	654,767	4,420,228
歸屬：								
本公司權益持有人						3,765,461	653,857	4,419,318
少數股東權益						–	910	910
						3,765,461	654,767	4,420,228
其他信息：								
計提的壞賬準備	685,791	31,349	12,671	–		729,811	214,308	944,119
分部資本性支出(a)	4,477,187	701,014	946,915	1,180,162		7,305,278	–	7,305,278

未經審核
於二零零八年六月三十日

	GSM業務	CDMA業務	數據及互聯網業務	長途業務	不作分攤項目	抵銷分錄	合計
分部總資產合計	109,392,564	9,157,757	7,908,047	17,687,296	52,644,644	(50,290,531)	146,499,777
分部總負債合計	30,219,849	7,345,091	2,576,636	3,465,833	3,753,673		47,361,082

4. 分部資料

本集團主要根據為中國大陸用戶提供不同種類之電信業務來分為四個業務分部。本集團的主要業務分部為：

持續經營業務：

- GSM業務－提供GSM電話及相關業務；

- 數據及互聯網業務－提供國內、國際數據傳輸、互聯網及相關業務；及

- 長途業務－提供國內、國際長途電話及相關業務。

終止經營業務：

- CDMA業務－通過租用聯通新時空的CDMA網絡容量提供CDMA電話及相關業務(附註20及21.1(a))；

對於持續經營業務，本集團以各個業務分部的稅前利潤或虧損作為業務分部效益的主要考核指標。不可分攤的費用項目主要指集團總部開支、可換股債券衍生工具部份公允值變動之未實現損失和所得稅，而不可分攤收入項目主要為不可分攤至各分部的利息收入。分部資產主要包括固定資產、其他資產、預付款、存貨、應收款及營運資金。分部負債主要包括經營負債。資本性支出主要為新增固定資產支出。

3. 重大會計政策(續)

(c) 下列新會計準則、經修訂的會計準則和詮釋已頒佈但於二零零八年尚未生效且本集團亦無提早採納：(續)

- (經修訂)香港會計準則23「借貸成本」(適用於二零零九年一月一日起或之後與符合條件的資產相關之可資本化的借貸成本)。此項修訂要求企業將收購、興建或生產一項合資格資產(即需要延續較長時間資產方可達到預定可使用或出售之狀態)直接應佔的借貸成本資本化，並被確認為該資產的部份成本。將該等借貸成本即時列作費用的選擇已被取消。(經修訂)香港會計準則23預期不會對本集團綜合財務報表有重大影響。

- 香港(國際財務報告詮釋委員會)－詮釋13「顧客忠誠計劃」(自二零零八年七月一日起或之後開始的會計期間生效)。香港(國際財務報告詮釋委員會)－詮釋13闡明瞭當貨品或服務與顧客忠誠獎賞(例如獎賞積分或贈送服務／禮品)一同出售時，此安排屬於捆綁銷售組合安排，從顧客收取或應收的代價需要以公允價值分配至在此安排下的不同單元。管理層現正評估香港(國際財務報告詮釋委員會)—詮釋13對本集團的營運及綜合財務報表的影響。

- (經修訂)香港會計準則27「綜合及獨立財務報表」(自二零零九年七月一日或之後開始的會計期間生效)。此項修訂規定非控制性權益(即少數股東權益)必須在綜合財務狀況報表內的權益中呈列，並與母公司的擁有人權益分開列報。全面收入總額必須歸屬於母公司擁有人和非控制性權益，即使此歸屬會導致非控制性權益出現虧損結餘。母公司在其不失去子公司控制權的權益變動，在權益中記賬。當失去對子公司的控制權時，將該前子公司的資產、負債和相關權益部份不再確認，任何收益或虧損在損益表中確認。在該前子公司所保留的任何投資按控制權失去當日的公平值計量。本集團將會由二零一零年一月一日起採納(經修訂)香港會計準則27。

(d) 下列為已頒佈但尚未生效且與本集團營運無關的對現有準則的修訂

- (經修訂)香港會計準則32「金融工具：呈報」及隨後關於香港會計準則1「財務報表的呈報」的相應修訂(自二零零九年一月一日或之後開始的會計期間生效)。因本集團無任何賣出期權，(經修訂)香港會計準則32與本集團營運無關。

3. 重大會計政策(續)

(c) 下列新會計準則、經修訂的會計準則和詮釋已頒佈但於二零零八年尚未生效且本集團亦無提早採納：

- 香港財務報告準則2(經修訂)「以股份為基礎支付行權條件及其注銷」(自二零零九年一月一日或之後開始的會計期間生效)。此項修訂明晰了行權條件的定義，並且對於授予人之以股份為基礎支付的期權安排被注銷時的會計處理做出了具體規定。行權條件僅包括服務期限條件(即要求對方服務滿一定的期限)及業績條件(即要求對方服務一定的期限及達到既定的業績目標)。在估計授予的權益性工具的公允價值時需考慮市場條件(包括所有非行權條件及行權條件)。期權的注銷被視為是行權條件的加速實現，原應該在剩餘等待期確認的相關成本應立即被確認。本集團將自二零零九年一月一日起採納上述之香港財務報告準則2(經修訂)，但此項準則的採納預期不會對本集團之綜合財務報表產生重大影響。

- 香港財務報告準則8「業務分部」(自二零零九年一月一日或之後開始的會計期間生效)。香港財務報告準則8取代了香港會計準則14，並將分部報告與美國財務會計準則委員會頒布的美國財務會計準則第131號「有關企業分部和相關信息的披露」的規定一致。新準則要求採用「管理法」，即分部資料須按照內部報告所採用的相同基準呈報。本集團將於二零零九年一月一日起採納香港財務報告準則8。此項準則預期對本集團綜合財務報表的分類及列示並無任何重大影響。

- (經修訂)香港財務報告準則3「企業合併」(適用於企業合併的收購日期是於二零零九年七月一日或以後第一個開始的會計年度)。此項修訂或會令更多交易採用收購會計法記賬，因為單純以合約方式合併和互助實體的合併已被納入此項準則的範圍內，而業務的定義已作出輕微修改。該準則現說明有關組成一業務的成份乃「能夠進行」而非「進行和管理」。被收購方的任何非控制性權益可按公平值，或按被收購方的可辨認淨資產的非控制性權益的應佔比例計量。管理層正評估此新增要求對收購法及集團合併的影響。

- (經修訂)香港會計準則1「財務報表的呈報」(自二零零九年一月一日或之後開始的會計期間生效)。已修訂之香港會計準則1對所有者權益變動及全面收益之呈報有所影響。此修訂並沒有改變其他香港財務報告準則對具體交易及其他事項之確認、計量或披露之規定。管理層正評估(經修訂)香港會計準則1對本集團的綜合財務報表的影響，但主要的可能影響是本集團列示財務報表的方式。

3. 重大會計政策

除下列所述外，編製本未經審核簡明綜合中期財務資料採用之會計政策與二零零七年年度財務報表所採用之會計政策一致。

(a) 下列詮釋於二零零八年十二月三十一日止的會計年度起強制性生效並與本集團營運相關

- 香港(國際財務報告詮釋委員會)－詮釋11「集團及庫存股份交易」(自二零零七年三月一日或之後開始的會計期間生效，並受限於香港財務報告準則第2號過渡性條款的規定追溯採納)。香港(國際財務報告詮釋委員會)－詮釋11對涉及庫存股份或涉及集團實體(例如：母公司股份之選擇權)之以股份為基礎的交易應否在母公司及集團公司的獨立賬目中入賬為權益結算或現金結算提供指引。在以往年度，本公司授予子公司僱員若干股份期權，並按照香港財務報告準則第2號過渡性條款確認以股份為基礎的僱員酬金。在採納香港(國際財務報告詮釋委員會)－詮釋11後，以權益結算的以股份為基礎的酬金計劃下，本公司向子公司僱員授予之股份期權，應在本公司資產負債表內列作於子公司投資的增加，並在綜合賬項時抵銷。因此，截至二零零七年六月三十日止六個月期間約人民幣0.68億元原確認於本公司以股份為基礎的僱員酬金被分配至各子公司及相關業務分部，截至二零零七年六月三十日止六個月期間的分部資料亦重列以反映採納香港(國際財務報告詮釋委員會)－詮釋11後的影響。

(b) 下列會計詮釋於二零零八年十二月三十一日止的會計年度起強制性生效但與本集團營運無關

- 香港(國際財務報告詮釋委員會)－詮釋12「特許服務安排」(自二零零八年一月一日或之後開始的會計期間生效)。

- 香港(國際財務報告詮釋委員會)－詮釋14「界定受益資產的限額、最低資金要求及兩者相互關係」(自二零零八年一月一日起或之後開始的會計期間生效)。

(單位：除另有説明外，均以人民幣千元為單位)

2. 編製基準(續)

終止經營業務(續)

關於企業合併及建議出售CDMA業務的二零零七年可比期間財務資料重列影響總結如下：

	本集團 (已呈報)	貴州業務 (企業合併)	CDMA業務 (終止 經營業務)	抵銷	本集團 (持續 經營業務)
截至二零零七年六月三十日止六個月期間					
經營成果：					
收入(營業額)	49,174,762	683,571	(15,893,221)	(191,313)	33,773,799
本期盈利	2,130,956	47,023	(359,600)	—	1,818,379
每股基本盈利(人民幣元)	0.168	—	—	—	0.143

本未經審核簡明綜合中期財務資料應當結合本集團二零零七年年度財務報表一併閱讀。本集團的金融風險管理(包括信貸風險，流動性風險，現金流和公允價值利率風險及外匯風險和資本風險管理)政策已載列於本公司二零零七年的年度報告內。

於二零零八年六月三十日，本集團的流動負債超出流動資產約為人民幣216億元(二零零七年十二月三十一日：人民幣324億元)。考慮到目前融資渠道及從經營活動中持續取得的淨現金流入，本集團有足夠的資金以滿足營運資金和償債所需。因此，本集團截至二零零八年六月三十日止六個月期間之未經審核簡明綜合中期財務資料乃按持續經營基礎編製。

2. 編製基準

本未經審核的截至二零零八年六月三十日止六個月期間的簡明綜合中期財務資料乃按照香港會計師公會頒佈的香港會計準則第34號「中期財務報告」編製。本未經審核的截至二零零八年六月三十日及二零零七年六月三十日止六個月期間的簡明綜合中期財務資料未經核數師審核，而截至二零零七年十二月三十一日止年度的財務資料摘自本公司二零零七年年報內經審核的財務報表。編製此等未經審核簡明綜合中期財務資料採用之會計政策及會計估計與二零零七年年度的財務報表一致，惟本集團自二零零八年一月一日起，追溯採納了香港(國際財務報告詮釋委員會)－詮釋11「集團及庫存股份交易」，並受限於香港財務報告準則第2號「以股份為基礎支付」過渡條款的規定。採納香港(國際財務報告詮釋委員會)－詮釋11不會對本集團之未經審核簡明綜合中期經營業績有任何影響。詳情請參考附註3。此外，對於擁有足夠穩定及可靠的積分兌換歷史統計資料的若干省分公司，本集團基於該等歷史兌換率對該等省分公司用戶積分費用計提的會計估計進行了變更。詳情請參考附註13。

企業合併

由於在企業合併前，本集團及貴州業務皆由聯通集團同一控制，於二零零七年度收購貴州業務被視為共同控制下的企業及業務合併，其會計處理乃按照香港會計師公會於二零零五年十一月頒布的會計指引第5號「共同控制下業務合併的權益合併法之會計處理」(「會計指引第5號」)以權益合併法進行核算。所收購貴州業務之資產及負債按歷史成本入賬並已包含於未經審核簡明綜合中期財務資料中，從而視同貴州業務一直是本集團之一部份並由所呈報的最早期間開始時反映。因此，未經審核簡明綜合中期財務資料中二零零七年比較數據亦相應地重新列報。

終止經營業務

按照二零零八年六月二日訂立的框架協議，根據香港會計師公會頒布的香港財務報告準則第5號「待出售非流動資產及終止經營業務」(「香港財務報告準則第5號」)，自二零零八年六月二日起，本集團CDMA業務處置組的資產及負債，其中包括CDMA業務分部的資產與負債，連同若干其他通訊網絡資產及特定區域的其他資產(包括將一併出售予中國電信的若干共用的CDMA基站/配套設施及營業廳)，由於其賬面價值將通過出售而非持續使用予以收回，故以賬面價值與公允價值扣除出售費用後中孰低者呈列為持有待售資產。該等網絡資產和其他資產的範圍及賬面淨值乃根據本集團與中國電信初步達成的共識而估計，可能與根據出售協議載列的交割計劃，於交割完成日或之前同意及最終轉移予中國電信的詳細項目的價值有所差異。

此外，根據香港財務報告準則第5號，本集團CDMA業務分部的經營成果及現金流量已作為終止經營業務呈列於本集團截至二零零八年六月三十日止六個月期間之未經審核簡明綜合損益表及現金流量表中。於未經審核簡明綜合中期損益表及現金流量表的二零零七年之比較數據亦作為終止經營業務重列。詳情請參閱附註20。

1. 公司架構及主要業務(續)

建議出售本集團CDMA業務予中國電信股份有限公司(「中國電信」)(續)

上述建議出售CDMA業務受制於多項(但不限於)條件：(i)A股公司股東批准建議出售CDMA業務；以及A股公司非關聯股東批准A股公司放棄行使CDMA網絡購買選擇權及終止二零零六CDMA租賃協議(詳情請參考本公司二零零七年年報附註4.2(c))；(ii)本公司股東批准建議出售CDMA業務以及本公司獨立股東批准A股公司與聯通運營公司簽訂的轉讓協議(「轉讓協議」)。根據轉讓協議，A股公司同意向聯通運營公司轉讓其在放棄CDMA網絡購買選擇權及終止二零零六CDMA租賃協議下的權利和義務；(iii)如CDMA業務出售協議所載，聯通運營公司按照交割方案的規定履行了適用法律所要求和／或對其有約束力的協議或文件所要求的所有必要程序；(iv)已取得完成建議出售CDMA業務所需的必要監管當局或企業批准；(v)完成業務和資產清查及專項收入盡職調查，且雙方已共同確認清單和盡職調查的結果。本公司將於二零零八年九月十六日召開特別股東大會批准上述出售協議及轉讓協議。

本公司擬通過一項協議安排與中國網通集團(香港)有限公司(「中國網通」)合併

於二零零八年六月二日，本公司與中國網通聯合公告本公司已正式向中國網通的董事會提呈股份建議、美國託存股份建議及購股權建議，並請求中國網通董事會向中國網通股東提出建議，以審議擬進行的本公司和中國網通的合併(「建議合併」)，其方式是中國網通根據香港公司條例第166條的規定實施一項協議安排(「協議安排」)。

根據上述股份建議及美國託存股份建議，每一名中國網通股東及中國網通美國託存股份股東將有權就每一股中國網通股份及中國網通美國託存股份分別收取1.508股本公司新普通股股份及3.016股本公司新美國託存股份。就購股權建議，本公司將建立一個新購股權計劃，每一位中國網通購股權持有人將有權收取本公司的新購股權以換取中國網通購股權持有人尚未行使的中國網通購股權(不論是否歸屬)。該授予將按一項公式確定，該公式確保每一位中國網通購股權持有人收取的本公司新購股權的價值相等於該持有人尚未行使的中國網通購股權的「透視價」。上述建議及協議安排將受制於不同條件，包括以下但不限於：(i)本公司股東的批准就(a)本建議，(b)按股份建議及美國託存股份建議發行及配發本公司股票及(c)按購股權建議採用新購股權計劃而發行購股權；(ii)在香港高等法院監督下召開以批准協議安排的中國網通的股東大會上，必要的多數中國網通股東批准本協議安排。

於二零零八年八月十三日，本公司進一步發佈公告。詳情請參考附註23.2。本公司將於二零零八年九月十六日召開特別股東大會批准上述(i)項中議案。

1. 公司架構及主要業務(續)

建議出售本集團CDMA業務予中國電信股份有限公司(「中國電信」)

本公司、聯通運營公司與中國電信於二零零八年六月二日訂立關於CDMA業務轉讓的框架協議(「框架協議」)，當中載列本公司、聯通運營公司與中國電信將會據之進行CDMA業務出售的條款和條件，據此，聯通運營公司將出售及中國電信將購入本集團經營的CDMA業務。於框架協議中，CDMA業務包括聯通運營公司擁有和經營的CDMA移動電信業務及其相關資產(包括聯通運營公司和中國電信同意的若干CDMA共用基站)及負債。根據框架協議，建議出售CDMA業務的代價為人民幣438億(受制於按本集團截至二零零七年六月三十日止及二零零八年六月三十日止六個月期間實現的CDMA服務收入計算之價格調整機制)及中國電信將分三期以現金支付。基於本集團截至二零零七年六月三十日止及二零零八年六月三十日止六個月期間實現的CDMA服務收入，並經本公司與中國電信同意，根據價格調整機制規定無需對上述代價進行調整。建議出售CDMA業務的完成受制於已載列於框架協議內的多項條件。

此外，於二零零八年六月二日，本集團已獲聯通集團通知，聯通集團、聯通新時空及中國電信集團公司(「中國電信集團」)已訂立框架協議，當中載列聯通集團及聯通新時空以人民幣662億元的代價出售其CDMA移動通信網絡予中國電信集團的主要條款及條件。預期建議出售CDMA業務及建議出售CDMA網絡將同步完成。

於二零零八年七月二十七日，本公司，聯通運營公司與中國電信簽訂CDMA業務出售協議(「出售協議」)，根據出售協議，本公司及聯通運營公司已同意出售及中國電信已同意購入：(i)聯通運營公司於緊接交割起始日前所擁有及經營的全部CDMA業務，連同與CDMA業務相關的聯通運營公司資產及與CDMA用戶相關的權利及債務；(ii)中國聯通(澳門)有限公司(「聯通澳門」，本公司的子公司)的所有股權；及(iii)聯通華盛通信技術有限公司(「聯通華盛」，聯通運營公司的子公司)99.5%股權，相當於聯通運營公司所持聯通華盛的全部股權(統稱為「CDMA業務」)。CDMA業務的詳細項目出售範圍載於出售協議，並將由本公司、聯通運營公司與中國電信於CDMA業務交割完成日或之前同意及完成關於CDMA業務詳細出售項目的最終清單。

此外，聯通集團已告知本集團，聯通集團、聯通新時空和中國電信集團於二零零八年七月二十七日訂立CDMA網絡出售協議，其中載列聯通集團與聯通新時空將出售及中國電信集團將購入CDMA網絡的條款和條件，代價為人民幣662億元。CDMA網絡出售交易預期與CDMA業務出售交易同時開始交割。

1. 公司架構及主要業務

中國聯通股份有限公司(「本公司」)是於二零零零年二月八日在中華人民共和國(「中國」)香港特別行政區(「香港」)註冊成立的有限公司。本公司主營業務為投資控股，本公司的子公司主要在中國提供GSM和CDMA移動電話、長途、數據及互聯網業務。GSM和CDMA業務以下合稱「移動業務」。本公司及其子公司以下簡稱為「本集團」。公司註冊地址是香港中環皇后大道中99號中環中心75層。

本公司的股份於二零零零年六月二十二日在香港聯合交易所有限公司上市，其美國託存股份於二零零零年六月二十一日在紐約證券交易所上市。

中國聯通(BVI)有限公司(「聯通BVI」)是本公司的直接控股公司，而聯通BVI是被中國聯合通信股份有限公司(「A股公司」，一家於二零零一年十二月三十一日在中國成立的股份有限公司，其A股於二零零二年十月九日在上海證券交易所上市)控股持有。A股公司則被中國聯合通信有限公司(一家於中國成立的國有企業，以下簡稱「聯通集團」)控股持有。本公司董事認為聯通集團是本公司的最終控股公司。

購入聯通集團貴州分公司的資產及業務(以下簡稱「企業合併」)

根據中國聯通有限公司(「聯通運營公司」，本公司之子公司)與聯通集團於二零零七年十一月十六日簽訂的資產轉讓協議，聯通運營公司同意以人民幣8.8億元之代價購入聯通集團貴州分公司的GSM移動通信資產及業務和通過租用聯通新時空移動通信有限公司(「聯通新時空」，為聯通集團之全資子公司)的CDMA網絡容量經營的CDMA移動通信業務(「貴州業務」)。企業合併之代價乃參考資本市場就電訊行業一般採用之估值方法及經訂約各方磋商後釐定。此外，根據資產轉讓協議，貴州業務從二零零六年十二月三十一日起至企業合併生效日之期間所產生的利潤或虧損歸屬於聯通集團。

隨有關企業合併之所有條款已被滿足及現金代價已由聯通運營公司支付，上述企業合併已於二零零七年十二月三十一日生效。在完成此企業合併後，聯通運營公司的移動通信業務已擴展至中國所有省、直轄市及自治區。本公司已採用權益合併法處理此在聯通集團共同控制下的企業及業務合併。有關詳情，請參閱附註2。

未經審核簡明綜合中期現金流量表

截至二零零八年六月三十日止六個月期間
(單位：人民幣千元)

		未經審核	
		截至六月三十日止六個月期間	
	附註	二零零八年	二零零七年 (已重列) (附註2)
持續經營業務			
經營活動所產生的淨現金流入		**14,222,761**	16,621,448
投資活動所產生的淨現金流出		**(10,338,534)**	(10,535,669)
融資活動所產生的淨現金流出		**(2,383,945)**	(10,247,316)
持續經營業務所產生的淨現金流入／(流出)		**1,500,282**	(4,161,537)
終止經營業務所產生的淨現金流入	20	**1,125,964**	980,461
現金及現金等價物的增加／(減少)		**2,626,246**	(3,181,076)
現金及現金等價物期初餘額		**6,675,476**	12,243,191
減：包含於處置組之現金及現金等價物	20	**(2,567,488)**	—
現金及現金等價物期末餘額		**6,734,234**	9,062,115
現金及現金等價物分析：			
現金結餘		**2,936**	3,229
銀行結餘		**6,731,298**	9,058,886
		6,734,234	9,062,115

第16頁至第57頁的附註為本未經審核簡明綜合中期財務資料的一部份。

未經審核簡明綜合中期權益變動表

截至二零零八年六月三十日止六個月期間
(單位：人民幣千元)

	未經審核									
	本公司權益持有人應佔									
	股本	股本溢價	以股份為基礎的僱員酬金儲備	評估儲備	法定儲備基金	其他儲備	留存收益	合計	少數股東權益	總權益
於二零零七年一月一日餘額	1,344,440	53,222,976	264,173	272,054	3,018,703	452,507	21,286,471	79,861,324	2,841	79,864,165
本期盈利	–	–	–	–	–	–	2,177,291	2,177,291	688	2,177,979
在權益中直接確認的淨收支	–	–	–	26,844	–	–	–	26,844	–	26,844
本期確認的收支總計	–	–	–	26,844	–	–	2,177,291	2,204,135	688	2,204,823
共同控制下企業合併引致留存收益併入其他儲備(附註1)	–	–	–	–	–	47,023	(47,023)	–	–	–
僱員股份期權計劃：										
－僱員服務價值	–	–	71,193	–	–	–	–	71,193	–	71,193
－期權行使的確認(附註11)	2,632	166,920	(27,295)	–	–	–	–	142,257	–	142,257
二零零六年股息(附註19)	–	–	–	–	–	–	(2,284,942)	(2,284,942)	–	(2 284,942)
於二零零七年六月三十日餘額(已重列)	1,347,072	53,389,896	308,071	298,898	3,018,703	499,530	21,131,797	79,993,967	3,529	79,997,496
於二零零八年一月一日餘額	**1,436,908**	**64,320,066**	**363,167**	**301,536**	**3,737,048**	**(433,236)**	**27,487,691**	**97,213,180**	**3,914**	**97,217,094**
本期盈利	–	–	–	–	–	–	**4,419,318**	**4,419,318**	**910**	**4,420,228**
在權益中直接確認的淨收支	–	–	–	–	–	–	–	–	–	–
本期確認的收支總計	–	–	–	–	–	–	**4,419,318**	**4,419,318**	**910**	**4,420,228**
僱員股份期權計劃：										
－僱員服務價值	–	–	**34,318**	–	–	–	–	**34,318**	–	**34,318**
－期權行使的確認(附註11)	**2,543**	**233,427**	**(37,375)**	–	–	–	–	**198,595**	–	**198,595**
二零零七年股息(附註19)	–	–	–	–	–	–	**(2,731,540)**	**(2,731,540)**	–	**(2,731,540)**
於二零零八年六月三十日餘額	**1,439,451**	**64,553,493**	**360,110**	**301,536**	**3,737,048**	**(433,236)**	**29,175,469**	**99,133,871**	**4,824**	**99,138,695**

第16頁至第57頁的附註為本未經審核簡明綜合中期財務資料的一部分。

未經審核簡明綜合中期損益表

截至二零零八年六月三十日止六個月期間
(單位：人民幣千元，每股數除外)

	附註	未經審核 截至六月三十日止六個月期間 二零零八年	二零零七年 (已重列) (附註2)
持續經營業務			
收入(營業額)			
GSM業務收入	4, 14, 21	**32,499,400**	31,289,317
數據及互聯網業務收入	4, 14, 21	**1,592,356**	1,550,334
長途業務收入	4, 14, 21	**1,028,070**	930,012
服務收入合計		**35,119,826**	33,769,663
銷售通信產品收入	4, 14	**15,396**	4,136
收入合計	4, 14	**35,135,222**	33,773,799
線路與網絡容量租賃	15, 21	**(356,923)**	(310,429)
網間結算支出	21	**(4,494,345)**	(4,092,501)
折舊及攤銷	15	**(10,972,659)**	(11,043,693)
僱員薪酬及福利開支	16	**(2,792,343)**	(2,600,405)
銷售費用	15, 21	**(5,356,823)**	(5,179,412)
管理費用及其他	15, 21	**(5,949,614)**	(5,512,887)
銷售通信產品成本		**(304,387)**	(109,186)
財務收益	15	**109,183**	29,804
利息收入		**71,309**	98,441
可換股債券衍生工具部份公允值變動之未實現損失		**—**	(1,638,735)
淨其他收入		**42,498**	16,639
稅前利潤		**5,131,118**	3,431,435
所得稅	7	**(1,365,657)**	(1,613,056)
持續經營業務盈利		**3,765,461**	1,818,379
終止經營業務			
終止經營業務盈利	4, 20	**654,767**	359,600
本期盈利		**4,420,228**	2,177,979
應佔：			
本公司權益持有人		**4,419,318**	2,177,291
少數股東權益		**910**	688
		4,420,228	2,177,979
本公司權益持有人應佔每股盈利：			
—基本(人民幣元)	18	**0.324**	0.172
—攤薄(人民幣元)	18	**0.321**	0.170
本公司權益持有人應佔持續經營業務每股盈利：			
—基本(人民幣元)	18	**0.276**	0.143
—攤薄(人民幣元)	18	**0.273**	0.142
本公司權益持有人應佔終止經營業務每股盈利：			
—基本(人民幣元)	18	**0.048**	0.029
—攤薄(人民幣元)	18	**0.048**	0.028

第16頁至第57頁的附註為本未經審核簡明綜合中期財務資料的一部分。

(單位:人民幣千元)

	附註	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
負債			
非流動負債			
長期銀行借款	12	**1,571,816**	1,660,921
融資租賃負債		**2,618**	3,882
遞延所得税負債	7	**5,317**	5,864
遞延收入		**619,170**	1,303,015
		2,198,921	2,973,682
流動負債			
應付賬款及預提費用	13	**26,476,256**	32,031,307
應交税金		**1,090,805**	1,239,512
應付聯通集團款	21.1	**18,996**	820,699
應付關聯公司款	21.1	**816,079**	769,558
應付境內運營商款	21.2	**669,394**	600,283
一年內到期的長期銀行借款	12	**2,057,724**	2,191,382
一年內到期的融資租賃負債		**266**	1,448
預收賬款		**6,538,550**	11,577,405
應付股息	19	**149,000**	—
		37,817,070	49,231,594
持有待售之負債	20	**7,345,091**	—
總負債		**47,361,082**	52,205,276
總權益及負債		**146,499,777**	149,422,370
淨流動負債		**(21,551,207)**	(32,397,473)
總資產減流動負債		**101,337,616**	100,190,776

第16頁至第57頁的附註為本未經審核簡明綜合中期財務資料的一部分。

未經審核簡明綜合中期資產負債表

二零零八年六月三十日
(單位：人民幣千元)

	附註	未經審核 二零零八年 六月三十日	經審核 二零零七年 十二月三十一日
資產			
非流動資產			
固定資產	5	**109,737,056**	116,162,165
商譽		**2,770,983**	3,143,983
其他資產	6	**9,970,088**	12,855,199
遞延所得稅資產	7	**410,696**	426,902
		122,888,823	132,588,249
流動資產			
存貨	8	**813,438**	2,528,364
應收賬款，淨值	9	**2,307,728**	3,211,154
預付賬款及其他流動資產	10	**1,842,109**	3,516,279
應收關聯公司款	21.1	**87,234**	109,096
應收境內運營商款	21.2	**172,937**	149,736
短期銀行存款		**140,795**	644,016
現金及現金等價物		**6,734,234**	6,675,476
		12,098,475	16,834,121
持有待售之資產	20	**11,512,479**	–
總資產		**146,499,777**	149,422,370
權益			
本公司權益持有人應佔股本及儲備			
股本	11	**1,439,451**	1,436,908
股本溢價	11	**64,553,493**	64,320,066
儲備		**3,965,458**	3,968,515
留存收益			
一擬派2007年度末期股息	19	**–**	2,726,858
一其他		**29,175,469**	24,760,833
		99,133,871	97,213,180
少數股東權益		**4,824**	3,914
總權益		**99,138,695**	97,217,094

CDMA業務分部認定為終止經營業務，因此，在截至二零零八年六月三十日止六個月期間之未經審核簡明綜合中期損益表中將終止經營業務盈利單獨列報。二零零七年的未經審核簡明綜合中期損益表及現金流量表之比較數字已相應地重列。詳情請參見截至二零零八年六月三十日止六個月期間之未經審核簡明綜合財務資料附註20。

附註2： 於二零零五年採納香港財務報告準則後，本集團應用香港會計師公會頒佈的香港財務報告準則第3條－「業務合併」及會計指引第5號「共同控制下業務合併的權益合併法之會計處理」以權益合併法進行核算。因此貴州業務的經營成果及財務狀況被視為自最早呈報期間已一直包含在本集團之合併財務報表中，故此，比較數字已重列。詳情請參見截至二零零八年六月三十日止六個月期間之未經審核簡明綜合財務資料附註2。

附註3： 上年同期可換股債券衍生工具部份公允值變動之未實現損失約為人民幣16.4億元。由於韓國SK電訊株式會社已於二零零七年八月全面換股，因此，自該日後，本公司不需要確認可換股債券衍生工具部份公允值變動。

附註4： EBITDA反映了在計算利息收入、財務收益／費用、淨其它收入、所得稅和折舊及攤銷前的本期盈利。由於電信業是資本密集型產業，資本開支和財務收益／費用可能對具有類似經營成果的公司的盈利產生重大影響。因此，我們認為，對於像我們這樣的電信公司而言，EBITDA有助於對公司經營成果分析。

雖然EBITDA在世界各地的電信業被廣泛地用作為反映經營業績、財務能力和流動性的指標，但是由於在公認會計準則下並不存在EBITDA的標準定義，因此在考核公司的財務表現和流動性時，應與在公認會計準則下的類似指標一並考慮，且不應被視為可替代或優於在公認會計準則下的財務表現指標。此外，我們的EBITDA也不一定與其他公司的類似指標具有可比性。

附註5： 新中國企業所得稅法自二零零八年一月一日起生效，企業所得稅稅率由33%改為25%。二零零八年上半年持續經營業務實際稅率為26.6%，上年同期實際稅率為47.0%.

附註6： 資產負債率即總負債除以總資產。

附註7： 債務資本率即帶息債務加少數股東權益除以帶息債務加總權益。

長途數據網元出租業務穩步增長。截至二零零八年六月三十日止，電路出租業務累計出租帶寬共計6.4萬個等效2Mbps，異步轉換模式(ATM)和幀中繼(FR)數據承載業務出租帶寬達到8,635個等效2Mbps。「寶視通」寬帶視訊業務用戶累計達到44.1萬戶。

互聯網應用及企業信息化業務不斷推新。截至二零零八年六月三十日止，互聯網寬帶用戶數達到81.3萬戶，互聯網如意郵箱用戶數達到1291.7萬戶，如意殺毒用戶數達到52萬戶。

4. **營銷渠道和客戶服務**

二零零八年上半年，本公司以提升渠道營銷能力為目標，多層面完善營銷渠道體系。通過自主研發和試用推廣，在營業廳廣佈產品推介雙屏助銷服務系統，提升了客戶感知和品牌形象，增強了實體渠道面向用戶的產品營銷能力。本公司全面拓展電子營銷渠道，在業內率先開通全國統一的網上營業廳，為用戶提供全國性電子渠道查詢服務，並將陸續開展網上交費、充值、售卡等交易類服務。

本公司堅持「以客戶為中心、以服務促發展」的服務營銷理念，以開展「聯通服務奧運年」活動為契機，嚴格履行服務承諾，積極開展服務創新，組織大型積分應用和特色會員服務等活動，增加會員客戶粘度，初步實現基於「一地購卡，全國充值」的移動充值服務，強化客服中心業務處理功能，致力於為客戶提供安全、便捷的服務，客戶滿意度進一步提升。

附註1： 二零零八年六月二日，本公司、本公司之全資子公司中國聯通有限公司(「聯通運營公司」)與中國電信股份有限公司(「中國電信」)訂立的關於CDMA業務轉讓的框架協議(參見二零零八年六月二日本公司發佈之《(1)聯通擬向中國電信出售CDMA業務(2)擬議的主要交易(3)可能的關連交易及(4)恢復股份買賣》公告)，聯通運營公司將會出售而中國電信將會購買CDMA業務。根據上述框架協議，以及此後本公司與中國電信的談判進展情況，根據香港會計師公會頒佈的香港財務報告準則第5號－「待出售非流動資產及終止經營業務」，本公司管理層將擬出售資產和負債在二零零八年六月三十日之未經審核簡明綜合中期資產負債表中列示為持有待售資產和持有待售負債。同時，本公司管理層將

CDMA業務積極推進各類主題營銷活動，加強終端差異化定制，在資費調整和電信行業重組改革的壓力下保持了業務穩定。截至二零零八年六月三十日止，CDMA移動電話用戶數比上年末淨增了124.2萬戶，總數達到4,316.9萬戶。CDMA業務平均每月每用戶通話分鐘數(MOU)為243.0分鐘，比去年同期的266.4分鐘下降23.4分鐘，平均每用戶每月收入(ARPU)為51.1元，比去年同期的57.1元下降6.0元。上半年CDMA用戶月均離網率為2.75%。

2. **移動增值業務**

二零零八年上半年，本公司在繼續提升短信、「炫鈴」等增值業務滲透率的同時，以GPRS業務為新的增長點，增強網絡覆蓋，推出「掌上股市」等新的應用，無線數據收入規模不斷擴大。

短信業務繼續保持增長。二零零八年上半年，GSM短信業務使用量達到380.6億條，比去年同期增長6.9%；CDMA短信業務使用量達到99.5億條，比去年同期增長7.2%。

「炫鈴」業務滲透率進一步提高。二零零八年上半年，GSM「炫鈴」用戶淨增433.4萬戶，用戶總數達到4,228.5萬戶，用戶滲透率為33.1%；CDMA「炫鈴」用戶淨增3.9萬戶，用戶總數達到1,222.2萬戶，用戶滲透率為28.3%。

GPRS業務快速發展。截至二零零八年六月底，GPRS網絡實現對全國31個省市區的全覆蓋，與全球12個國家和地區共計20家運營商開通GPRS國際漫游業務。二零零八年上半年，GPRS用戶累計淨增1,315.3萬戶，GPRS用戶總數達到2,204.6萬戶，佔GSM用戶總數的比例上升到17.3%，GPRS收入達到4.5億元。

CDMA 1X業務中「掌中寬帶」用戶規模繼續擴大。截至二零零八年六月三十日止，「掌中寬帶」用戶達到233.8萬戶，「掌中寬帶」收入同比增長29.3%。CDMA 1X無線數據業務收入佔CDMA服務收入比例達到12.3%,比去年有明顯提升。

3. **長途、數據及互聯網業務**

二零零八年上半年，長途、數據及互聯網業務以效益為中心實施業務轉型，重點拓展數據業務、互聯網應用、企業信息化等業務，實現穩步增長。

長途、數據國內傳統語音業務下滑。二零零八年上半年，國際國內長途電話去話時長達到93.9億分鐘，比去年同期下降20.5%。接續國際及港澳台來話為22.4億分鐘，比去年同期增長20.1%。

終止經營業務(附註1)

二零零八年上半年，本集團已分類為待出售之CDMA移動通信業務，即終止經營業務本期盈利人民幣6.5億元。

合併盈利

二零零八年上半年，本集團之本期盈利(附註5)為人民幣44.2億元(包括來自持續經營業務之盈利人民幣37.7億元及來自終止經營業務之盈利人民幣6.5億元)，每股基本盈利為人民幣0.324元，其中來自持續經營業務之每股基本盈利為人民幣0.276元。

持續經營業務資本性支出及自由現金流

二零零八年上半年，本公司的持續經營業務的資本性支出為人民幣73.1億元，持續經營業務的自由現金流(即經營活動所產生的淨現金減資本性支出)為人民幣69.2億元。

資產負債情況

截至二零零八年六月三十日，本公司的資產負債結構進一步改善。資產負債率(附註6)由二零零七年十二月三十一日的34.9%下降至二零零八年六月三十日的32.3%，債務資本率(附註7)由二零零七年十二月三十一日的3.8%下降至二零零八年六月三十日的3.5%。

二、業務狀況概述

二零零八年上半年，本公司面對移動業務國內漫游資費調整和國內電信行業改革重組等重大市場變化，繼續深化品牌建設，強化產品和業務管理，提升服務支撐水平，各項業務保持平穩發展。

1. **移動通信業務**

GSM業務堅持品牌營銷，完善分品牌營銷體系建設，通過提升客戶價值應對資費「雙改單」以及國內漫游資費下調帶來的影響，實現平穩增長。截至二零零八年六月三十日止，GSM移動電話用戶數比上年末淨增了703.5萬戶，總數達到12,759.9萬戶。GSM業務平均每月每用戶通話分鐘數(MOU)為249.6分鐘，比去年同期的248.4分鐘基本持平，平均每用戶每月收入(ARPU)為43.6元，比去年同期的47.3元下降3.7元。上半年GSM用戶月均離網率為2.80%。

一、財務狀況概述

二零零八年上半年，本公司按照既定經營目標，堅持市場導向，著力提高發展質量，各項業務保持持續穩定增長。

持續經營業務(附註1)

1. *收入*

二零零八年上半年，本集團來自持續經營業務的收入保持穩定增長，實現收入人民幣351.4億元，比上年同期(附註2)增長4.0%。其中服務收入為人民幣351.2億元，比上年同期增長4.0%。GSM移動通信業務服務收入為人民幣325.0億元，長途、數據和互聯網業務服務收入為人民幣26.2億元。

2. *成本費用*

二零零八年上半年，本集團來自持續經營業務共發生成本費用(包括財務收益、利息收入及淨其他收入)人民幣300.0億元，比去年同期下降1.1%，比上年同期剔除可換股債券衍生工具部分公允值變動之未實現損失(附註3)後上升4.5%。其中，銷售費用為人民幣53.6億元，比上年同期增長3.4%；折舊及攤銷為人民幣109.7億元，比上年同期下降0.6%。

3. *盈利情況*

二零零八年上半年，本集團持續經營業務實現稅前利潤人民幣51.3億元，比上年同期增長49.5%。其中，GSM移動通信業務稅前利潤為人民幣51.6億元，長途、數據和互聯網業務稅前利潤為人民幣3.5億元。

二零零八年上半年，稅前利潤比上年同期增長49.5%，與上年同期剔除可換股債券衍生工具部份公允值變動之未實現損失後增長1.2%。

持續經營業務的EBITDA(附註4)為人民幣158.8億元，EBITDA率(即EBITDA佔營業收入的百分比)為45.2%。其中GSM移動通信業務的EBITDA率為43.6%。

公司將於9月16日召開股東特別大會，就CDMA業務出售及與中國網通合併之建議，提呈股東表決。

交易完成後，公司擬更名為「中國聯合網絡通信（香港）股份有限公司」（簡稱「中國聯通」）。新公司將努力建立3G業務領先優勢，全面整合移動及固網業務，推動產品創新和市場拓展，致力成為國際一流的寬帶通信和信息服務運營商。

公司相信，新公司的綜合實力將進一步增強，公司未來發展戰略將更加清晰，業務發展領域將更加寬廣。

最後，我謹代表董事會衷心感謝尚冰先生、楊小偉先生、李正茂先生及苗建華先生在擔任董事期間為公司發展所作的貢獻；衷心感謝股東和社會各界對公司的支持，並感謝管理層及全體同事在上半年面對各項挑戰所作的努力。

常小兵
董事長兼首席執行官

二零零八年八月二十五日

提高服務和管理水平

公司以2008年「聯通服務奧運年」為主題，推出一系列服務新措施，落實奧運服務保障，強化服務質量監督，服務質量與水平得到新的提高。

公司進一步加強基礎管理，強化IT管控，提升信息化支撐能力；加強網絡運行維護和網絡安全管理，保證網絡穩定運行；強化預算控制、績效考核、資金收支兩條線管理、內控評審等各項基礎工作。

有序推進戰略重組

6月2日，公司就出售CDMA業務及相關資產與中國電信達成框架協議，交易對價為人民幣438億元，以現金方式支付；並於同日宣佈與中國網通擬實施合併，以協議安排方式進行，向中國網通股東按其每股股份支付1.508股中國聯通股份，及按其每股美國託存股份支付3.016股中國聯通美國託存股份。

7月28日，公司宣佈與中國電信簽署詳細協議，並於8月1日寄發股東通函。公司相信，出售CDMA業務有利於集中財務和營運資源發展GSM業務以及日後的3G服務，提高投資回報。

8月15日，公司就合併事項寄發股東通函。公司相信，合併符合全球固網和移動業務融合的發展趨勢，有利於提高綜合競爭力。

積極抗災保通信

年初南方冰雪災害及5月汶川地震，使災區通信網絡受到嚴重損毀。公司立即推出多項措施，全力搶修，快速恢復災區與外界的通訊，保證救災通訊需求及傳達關懷信息，履行企業社會責任。

展望

中國電信行業仍有巨大的市場潛力，電信業重組也為公司帶來新的變化及機遇。下半年，公司將加大GSM網絡投資，提升網絡覆蓋能力及通信質量；著力發展移動業務特別是以GPRS為重點的移動增值業務，促進收入增長；繼續推進戰略重組，確保CDMA業務平穩過渡及交割；做好合併工作，積極整合現有資源，提高營運效率和服務能力，發揮協同效應。

上半年，公司積極應對市場競爭及國內漫游資費調整等挑戰，努力拓展市場，堅持有效發展；穩妥推進CDMA業務出售及與中國網通合併二項重大交易，實施戰略重組；積極救災，履行企業社會責任。各項工作取得良好進展，業務保持平穩發展。

上半年主要業績

持續經營業務：

公司收入為人民幣351.4億元，比上年同期增長4.0%。服務收入為人民幣351.2億元，其中：GSM業務服務收入為人民幣325.0億元；長途數據及互聯網業務服務收入為人民幣26.2億元。

公司税前利潤和本期盈利分別為人民幣51.3億元和人民幣37.7億元，比上年同期分別增長49.5%和107.1%，剔除可換股債券衍生工具部份公允值變動之未實現損失後比上年同期分別增長1.2%和8.9%。EBITDA為人民幣158.8億元。自由現金流為人民幣69.2億元。

終止經營業務：

鑒於公司擬出售CDMA業務，因此已將其列為終止經營業務。CDMA業務本期盈利為人民幣6.5億元。

本期盈利：

公司本期盈利合計為44.2億元(包括來自持續經營業務之盈利37.7億元及來自終止經營業務之盈利6.5億元)。公司每股基本盈利為0.324元，其中來自持續經營業務之每股基本盈利為0.276元。

各項業務平穩發展

上半年，公司移動業務平穩發展。GSM業務堅持品牌營銷，完善分品牌營銷體系建設，有針對性地開展市場推廣活動，實現用戶、收入與利潤的平穩增長。CDMA業務堅持既定的營銷策略，努力減少其業務出售帶來的影響，保證了平穩運營。截至2008年6月30日止，公司GSM業務用戶數為12,760萬戶，CDMA用戶數為4,317萬戶。

公司移動增值業務快速增長。在繼續擴大短信、「炫鈴」等成熟業務滲透率和收入規模的同時，重點推廣GPRS業務及其應用，滲透率達到17.3%。上半年GSM移動增值業務收入比上年同期增長21.6%，佔GSM移動業務服務收入比重達24.1%。

長途數據及互聯網業務努力實施業務轉型，重點推進多媒體視訊、互聯網、企業信息化業務，實現利潤穩定增長。



常小兵

董事長兼首席執行官

目 錄

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GSM · GSM · GSM · GSM · GSM · GSM · GSM
CDMA · CDMA · CDMA · CDMA · CDMA

中期報告 08

END